As confidentially submitted to the Securities and Exchange Commission on May 14, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALARM.COM HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-4247032
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8150 Leesburg Pike Vienna, Virginia 22182

Tel: (877) 389-4033

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Trundle

President and Chief Executive Officer Alarm.com Holdings, Inc. 8150 Leesburg Pike Vienna, Virginia 22182

Tel: (877) 389-4033

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric Jensen Nicole Brookshire Peyton Worley Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Christopher J. Austin Gregg L. Katz Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

                 Shares

ALARM.COM HOLDINGS, INC.

Common Stock

This is an initial public offering of common stock of Alarm.com Holdings, Inc.

Alarm.com is offering                      shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering                  additional shares of common stock. Alarm.com will not receive any of the proceeds from the sale of the                  shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $         and $         per share. We intend to apply to list our common stock on the                  under the symbol “ALRM.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Alarm.com	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section of this prospectus titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from Alarm.com at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Credit Suisse	BofA Merrill Lynch

Stifel	Raymond James	William Blair	Imperial Capital

Prospectus dated                     , 2014

ALARM.COM®

The Platform for the **Connected Home**

Intelligent Automation • Interactive Security • Video Monitoring • Energy Management

2 MILLION
PROPERTIES

20 MILLION
CONNECTED
SENSORS & DEVICES

15 BILLION
COMMANDS,
ALERTS & EVENTS
LAST YEAR ALONE

powered by ALARM.COM

The Smith Home
Tuesday Apr 2
Security
Video
Garage
Lights
Locks
Thermostats
System is Disarmed
Doors/Windows
Front Door OPEN
Kitchen Window OPEN
Motion Sensors
Living Room ACTIVATED
Basement ACTIVATED
View all Sensors
System Disarmed
Security System
System Disarmed
Thermostats
Living Room
72°F
Garage
Garage Closed
Video

ALARM.COM®

Revolutionizing the way people connect with their homes and devices, making them safer, smarter and more efficient.

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we, nor the selling stockholders, nor any of the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Alarm.com,” “company,” “our,” “us,” and “we” in this prospectus to refer to Alarm.com Holdings, Inc. and, where appropriate, our consolidated subsidiaries.

Overview

We are the leading cloud-based software platform powering the intelligently connected home. We have pioneered the development of technology that makes the connected home broadly accessible to consumers and fundamentally changes the way they interact with their homes and businesses. Our multi-tenant software-as-a-service, or SaaS, platform allows home and business owners to intelligently secure and manage their properties and remotely interact with a broad array of connected devices through a single, intuitive interface. Our connected home platform currently has more than 2 million residential and small business subscribers, connects to more than 20 million devices, and processed more than 15 billion data points generated by those subscribers and devices in the last year alone, making Alarm.com the largest connected home platform.

Our solutions are delivered through an established network of over 4,000 trusted service providers, who are experts at selling, installing and supporting connected home solutions. Our technology platform was purpose built for the connected home ecosystem, including the consumers who use it, the service providers who sell, install and support it and the hardware partners whose connected devices are integrated into the platform.

We invented solutions that connect people in new ways with their property and devices, making them safer, smarter and more efficient. Our platform currently includes four primary solutions, which can be used individually or combined and integrated within a single user interface accessible through the web and mobile apps:

•	Intelligent Automation. Integrated home automation solution that allows users to easily and remotely connect and control devices and systems such as security systems, garage doors, lights, door locks, thermostats, electrical appliances, environmental sensors and other connected devices. The cloud-based platform uses data and sophisticated algorithms to learn activity patterns and recommend intelligent optimizations.

•	Interactive Security. Always-on intelligent security and awareness solution that operates through a dedicated, cellular connection to provide safe, reliable protection and withstand common vulnerabilities like line cuts, power outages and network connectivity issues. The solution includes a powerful mobile app, anytime alerts and customized triggers, and provides 24x7 emergency response through trusted and integrated service providers.

•	Video Monitoring. Video-as-a-service solution delivering on demand viewing, cloud-based video storage and intelligently triggered recording with anytime access. The comprehensive suite of video services includes live streaming, smart clip capture, high definition continuous recording and instant video alerts delivered to users through the web and mobile apps.

•	Energy Management. Sophisticated energy monitoring and management solution for controlling energy consumption and comfort. Web and mobile apps integrate with connected thermostats, power meters, lights, shades and appliances to control devices and manage temperature as well as provide real-time insights into home energy usage and efficiency. The intelligent platform delivers activity-based learning optimization as well as location-based adjustments for effortless energy management.

Homes and businesses are now ripe for reinvention, as most properties lack even basic automation and are still manually controlled. The intersection of four significant technology trends are making the intelligent, connected home now possible: broad adoption of mobile devices, the emergence of the “Internet of Things,” the power of big data and the extensibility of the cloud. Security systems, thermostats, door locks, video cameras, lights, garage doors, appliances and other devices that were once inert now have the potential to become sensor-enabled, intelligent and connected. According to the Consumer Perspectives on Home Automation Reports, in September 2013, 61% of consumers surveyed expressed an interest in home automation, an increase from 37% in December 2012, reflecting consumers’ increasing demand for intuitive, connected and intelligent solutions in their homes and businesses.

Our innovative solutions offer a new experience for home and business owners. Here are some common examples of how subscribers use our platform:

•	A person driving to work gets an alert as soon as she is a mile away from home, alerting her that she left her garage door open, and forgot to arm her security system. With one click in the Alarm.com app, the security system is armed and the garage door is closed.

•	As a person heads to bed, he arms the security system with his Alarm.com app and the doors automatically lock, the lights turn off, the thermostat goes into energy savings mode, the shades close and the garage door closes.

•	A business owner receives an alert from Alarm.com that the security system was disarmed and the front door opened at 8:00 a.m., letting her know the store opened on time. Later she receives an alert that the security system has not been armed by 10:00 p.m. and, with a glance at the Alarm.com app to see the door is locked and there has been no activity for over two hours, she instantly arms the system from her mobile app.

•	As a person leaves home, his thermostat is automatically set to an efficiency mode when he is a pre-defined distance away from his home. When he is returning and is close to home, Alarm.com automatically adjusts the thermostat back to a comfort mode.

•	A homeowner creates a unique access code using Alarm.com to grant access to the dog walker during certain times of the day and days of the week. If the dog walker fails to arrive as scheduled, an alert is sent. When the dog walker arrives, Alarm.com automatically sends an alert with a short video clip to the dog’s owner.

•	With smart schedules, Alarm.com learns activity patterns over time by analyzing the sensor data within the home — door openings, motion activity, security system arming and thermostat adjustments. Combined with external information, such as weather and humidity data, Alarm.com recommends adjustments to thermostat schedules to optimize energy use without sacrificing comfort.

Our solutions are delivered through an extensive network of service providers, primarily comprised of security system dealers who are experts at delivering connected home solutions. According to the Consumer Perspectives on Home Automation reports, 62% of consumers stated that security was the primary driver for purchasing connected home automation products and services. Service providers that have a strong pedigree in security are best positioned to extend their offerings into the connected home and are now leading the distribution of connected home automation solutions.

We primarily generate revenue through our service providers who resell our services, and pay us monthly subscription fees on a per subscriber basis. Our service providers have indicated that they typically have three to five year service contracts with home or business owners, who we call subscribers. We believe that the length of these contracts, combined with our SaaS model and over a decade of operating experience, provides us with good visibility into our future operating results. In addition, we generate hardware and other revenue primarily by selling our service providers an Alarm.com cellular communication module that enables the managed cellular communication channel between the devices installed in the home or business and our cloud-based platform.

We have experienced significant growth since inception. We had twice as many subscribers as the next largest platform in North America as of May 2014, according to data from Parks Associates. We have increased the number of homes and businesses we served from 483,000 as of December 31, 2010, to over 2 million today. Additionally, we grew revenue at a 52% compound annual growth rate from December 31, 2010 to December 31, 2013.

For the year ended December 31, 2013, our revenue was $130.2 million, representing year-over-year revenue growth of 35%. For the year ended December 31, 2013, our subscription revenue was $82.6 million, representing year-over-year subscription revenue growth of 48%. Our subscription revenue represented 63% of our total revenue for the year ended December 31, 2013 and we expect it to continue increasing as a percentage of total revenue as our subscriber base grows. Hardware and other revenue accounted for 37% of our revenue for the year ended December 31, 2013. For the year ended December 31, 2013, and on a consolidated basis, we generated net income of $4.5 million and Adjusted EBITDA, a non-GAAP metric, of $28.3 million. Please see footnote 6 to the table contained in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting standards in the United States, or GAAP.

Key Trends Driving the Adoption of the Connected Home

The intersection of the following significant technology trends and consumer demand are driving mass adoption of connected home solutions.

•	The Mobile Era. The proliferation of smartphones and tablets has transformed the way people interact with applications and content in both their personal and professional lives, and consumers are increasingly demanding a similarly efficient and convenient mobile experience to intelligently control their homes.

•	The Internet of Things. There has been significant growth in the number of connected devices. According to Gartner, the Internet of Things is forecast to reach 26 billion installed units by 2020, up from 0.9 billion in 2009. This trend includes “things” in consumers’ homes and businesses such as security systems, thermostats, door locks, video cameras, lights, garage doors, water heaters and appliances. The ability to remotely manage, monitor and control devices using cloud-based applications and wireless technology is creating a large and fast growing market.

•	Big Data and Analytics Capabilities. According to IDC, the volume of digital information created and replicated worldwide will grow approximately 39% annually from 4.4 trillion gigabytes in 2013 to 44 trillion gigabytes in 2020. As the network of physical objects accessed through the Internet continues to grow, there is an opportunity to leverage this data to transform the way consumers interact with their homes through real-time, adaptive and predictive analytics.

•	Cloud Infrastructure. Advances in cloud technologies have allowed a new generation of home security and automation software to be efficiently delivered as a service to the mass market, making it possible for consumers to afford such services without the requirement of expensive and quickly outdated physical hardware.

What Consumers Want

Consumers increasingly are seeking a connected home solution as a way to make their lives more convenient, efficient and secure. They expect:

•	Persistent Awareness and Control. Persistent awareness and control of everything that is happening inside and around their homes through one simple, easy-to-use mobile app on the device of their choice.

•	Unified Experience. A platform that seamlessly works with a broad range of connected devices enabling those devices to integrate with each other to create a unified connected home experience that is also affordable and easy to acquire.

•	Adaptive Learning. An intelligent system that adapts to their behavior and recommends optimizations to improve the safety and efficiency of their home.

•	Trusted Provider. A professionally configured or installed solution, monitored by a service provider that they can trust, because when it comes to their homes, consumers place a premium on their security and privacy.

What Connected Home Service Providers Want

Service providers are a critical part of allowing the benefits of the connected home to be rapidly and effectively delivered to consumers. They want:

•	Integrated Solution. To be able to market and sell comprehensive connected home solutions that are adaptable to varying consumer requirements.

•	Compelling Return on Investment. To distribute a solution that can expand their addressable market and increase customer revenue and retention.

•	Low Delivery and Support Costs. A solution that can be installed and maintained cost-effectively in any home with low ongoing support costs — for instance, by being able to service or update a solution remotely instead of having to send personnel onsite.

•	Hardware Choice. A flexible platform that can support multiple hardware devices and manufacturers and that is future-proof, integrating with new technologies.

•	Enterprise Grade Solution. Highly reliable platform provided by a proven partner with a trusted brand, first-class support and value-added services.

Limitations of Existing and Legacy Products

Existing and legacy approaches to home automation generally have several limitations:

•	Point Products. Home control products are highly fragmented and made up of multiple disparate devices which provide only a single function and, if connected at all, require separate mobile apps.

•	Closed Ecosystem. Closed ecosystems with products that do not scale to support the expanding Internet of Things do not have an awareness of, or the ability to interact with, other devices in the home or business.

•	Lack Intelligence. These products are only able to respond to direct commands and lack the ability to apply any automated intelligence to create a more efficient and simplified experience.

•	Not Future Proof. Since most legacy products are not cloud-based, they cannot receive automatic updates of new software, and generally require physical hardware and software replacements once new features, devices or technologies are introduced. These replacements typically have to be done onsite.

•	Overly Complex and Expensive. Systems that attempt to integrate disparate point products in a closed network are highly complex and require a significant level of customization. As a result, these systems lack flexibility and are often cost prohibitive to acquire, service and update for most consumers.

Market Opportunity

We believe our addressable market is nearly every home and small business in the world. Our residential subscribers are typically owners of single-family homes, while our small business subscribers include retail businesses, restaurants, small-scale commercial facilities, offices of professional services providers and similar businesses. According to Juniper Research, the global opportunity for home automation and security, smart metering and smart health monitoring in the home is expected to grow from $5.8 billion in 2013 to $14.9 billion in 2018, representing a compound annual growth rate of 21%. Approximately 81% of the total market size in each period is attributable to the home automation and security market, which Juniper Research defines as a bundled solution, including camera, lighting, heating control, door locks and others. In the United States alone, according to Parks Associates, smart home controller penetration was only at 2.2% of households in 2013. We believe there is an opportunity for penetration rates to significantly increase, largely driven by the mass market adoption of connected home solutions. In addition, we believe that there will be a similar adoption trend by small businesses, which represents a sizable related opportunity.

Benefits of Our Solutions

Our platform powers the connected home through four primary solutions, which can be integrated within a single user experience: intelligent automation, interactive security, video monitoring and energy management. In addition, we provide a comprehensive suite of enterprise-grade business management solutions to our service providers.

Benefits to Consumers

•	Intuitive Experience. We have designed our platform and user interface to be intuitive, simple and easy to operate, providing secure, intelligent control through a single user interface on any mobile device.

•	Single Connected Platform. Our cloud-based platform can be easily upgraded to incorporate new functionality and personalized to suit the individual consumer’s needs. In addition, a subscriber can easily expand his or her existing system by adding new devices and functionality.

•	Reliable Network Communications. Our platform utilizes a highly secure and reliable cellular connection, which avoids vulnerabilities of phone lines and wired networks, such as lines being cut, power outages or network connectivity issues.

•	Persistent Awareness. Our platform helps subscribers maintain an awareness of what is happening at their properties at all times. Whether or not the security system is armed, the platform continuously monitors activity on each sensor and analyzes that data to determine whether the subscriber should be notified.

•	Intelligent and Actionable. The continuous, multi-point awareness of our platform enables intelligent real-time monitoring, control of the home and adaptive learning.

•	Broad Device Compatibility. Our platform supports a wide variety of connected devices and communications protocols, allowing consumers to seamlessly connect and automate many devices they already own throughout the home, as well as add devices they purchase in the future.

•	Accessible and Affordable. Our platform provides an affordable alternative to expensive point products and legacy home control products, with minimal upfront expense.

•	Trusted Provider of a Security Platform. We have built a reputation and brand as a trusted, reliable and innovative technology provider. Our reputation is strengthened through our network of over 4,000 service providers, who have significant expertise in delivery of our platform.

Benefits to Service Providers

•	New Revenue Generation Opportunities. Our solutions help broaden our service providers’ offerings beyond traditional home security and monitoring to include comprehensive connected home solutions, allowing the service providers to access new revenue streams and drive incremental recurring monthly revenue.

•	Expanded Set of Value-Added Services. We provide a set of value-added services to our service providers, including training, marketing, installation and support tools and business intelligence analytics.

•	Improved Service Provider Economics. Our cloud-based platform provides improved customer economics by reducing delivery and support costs, allowing remote delivery of upgrades and increasing average monthly revenue. According to Parks Associates, consumers are willing to pay a 25% premium over the cost of a basic security system for a professionally monitored system that includes a home automation solution.

•	Broad Device Interoperability. We have an open platform supporting a wide range of communications protocols used in the home automation ecosystem, including Z-Wave, Wi-Fi and ZigBee, as well as cellular and broadband, allowing service providers to tailor their offerings to suit their customers now and in the future.

Competitive Advantages

We believe the benefits we deliver to our subscribers and our service providers create a significant competitive advantage for us in the connected home market. In addition, we believe there are a number of other factors that contribute to our competitive advantage in the connected home market:

•	Scale of Subscriber Base and Service Provider Coverage. With over 2 million subscribers, over 4,000 service providers and more than 20 million connected devices, we believe the combination of the size of our subscriber base and established service provider network creates a competitive advantage for us and increases the challenge for competitors to replicate.

•	Security Grade, Cloud-Based Architecture. Our platform was built with life safety standards at the core, where the reliability standard is substantially higher than that required for home automation and energy management products. The cloud-based nature of our platform allows for real-time updates and upgrades and lets us rapidly innovate and deploy new solutions and features and support new devices.

•	Highly Scalable Data Analytics Engine. We processed more than 15 billion data points in and out of properties last year alone. This data drives persistent awareness and can keep subscribers informed in real-time, helping them intelligently manage their security, energy efficiency and devices in their properties.

•	Trusted Brand. We believe we have developed a trusted brand with both service providers and consumers for innovating and delivering connected home solutions. Our extensive service provider coverage enables us to utilize our marketing dollars efficiently nationwide to drive consumer referrals.

•	Commitment to Innovation. We are a pioneer in the connected home market and we continue to make significant investments in innovative research and development. Our investment has resulted in over 20 patents which help ensure that our technology is competitively differentiated and protected.

Growth Strategy

We intend to maintain our leadership position in the connected home market while continuing to innovate, add advanced capabilities and increase penetration of our connected home solutions. Our key growth strategies include:

•	Drive Subscriber Growth and Add New Service Providers. We will continue to invest in making our service providers successful in driving adoption of the connected home by building out our sales, marketing and training services for our service providers. In addition, we plan to continue to grow our network of service providers.

•	Upgrade Traditional Security Customers to Our Connected Home Solutions. We intend to leverage our status as a trusted provider and drive consumer interest in these services to enable our service providers to upgrade their legacy security customers to our connected home solutions.

•	Continue to Invest in Our Platform. As a pioneer in connected home solutions, we have made significant investments in building out our platform over the last 14 years. We are investing in adding new innovative solutions that take advantage of the growth of the Internet of Things and that will seamlessly connect devices such as appliances, wearable devices and automobiles to our platform.

•	Expand International Presence. We are investing in international expansion because we believe there is a significant global market opportunity for our solutions. We believe that the strengths of our cloud-based architecture and that our capabilities with cellular communication technology will enable us to capitalize on opportunities worldwide.

•	Expand Channels into the Home. Today, most consumers purchase a connected home solution through a security or home automation service provider. As the connected home market continues to grow we believe other home services providers, such as heating, ventilation and air conditioning installers, property management companies and other services companies will be valuable complements to our current security service provider network.

Selected Risks Affecting Our Business

Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors” beginning on page 16 and include:

•	Our quarterly operating results have fluctuated in the past and are likely to continue to fluctuate, which could cause the price of our common stock to decline substantially.

•	We may not sustain our percentage growth rate, and we may not be able to manage our future growth effectively.

•	We are highly dependent on the proper and efficient functioning of our network operations centers and data back-up systems.

•	We rely on our service provider network to acquire additional subscribers, and the inability of our service providers to attract additional subscribers or retain their current subscribers could adversely affect our operating results.

•	An assertion by a third-party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

•	The markets in which we participate are rapidly changing and highly competitive and many companies, including large technology companies, broadband and security service providers and other managed service providers, are actively targeting the home automation market. Our failure to differentiate ourselves and compete successfully with these companies would make it difficult for us to add and retain consumers, and would harm our business.

•	Since we rely on third-party service providers and distributors to sell and install our solutions, we are dependent upon them to sell our solutions, and it is difficult for us to communicate with these subscribers, accurately forecast future sales and correctly predict consumer demands and service requirements.

•	The connected home market is immature and volatile, and if it does not develop or if it develops more slowly than we expect, the growth of our business will be harmed.

•	If our security measures are breached or fail and unauthorized access is obtained to consumers’ data, our service will be perceived as not being secure, our brand will be harmed and we will incur significant liabilities.

Corporate Information

We were founded in 2000 as a business unit within MicroStrategy Incorporated. We were incorporated in 2003 as a majority-owned subsidiary of MicroStrategy. MicroStrategy sold all of its interests in Alarm.com Incorporated in 2009 and we established Alarm.com Holdings, Inc. in connection with the sale transaction. Our principal executive offices are located at 8150 Leesburg Pike, Vienna, Virginia. Our telephone number is (877) 389-4033. Our website address is www.alarm.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“Alarm.com”, the Alarm.com logo, and other trademarks or service marks of Alarm.com Incorporated appearing in this prospectus are the property of Alarm.com Incorporated. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriter discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. We also expect to use the net proceeds of this offering for working capital and other general corporate purposes and to fund the growth strategies discussed in this prospectus. We may use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. These expectations are subject to change. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See the section of this prospectus titled “Use of Proceeds” for additional information.

Risk factors	See the section of this prospectus titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to of the shares offered by this prospectus for sale to certain of our business associates and service providers as well as our directors, executive officers and other employees through a directed share program. If these business associates or service providers purchase shares through the directed share program, the number of shares available for sale to the general public will be reduced. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See the section of this prospectus titled “Underwriting” for additional information.

Proposed Symbol	“ALRM”

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2014, and excludes:

•	3,324,923 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted-average exercise price of $2.22 per share;

•	shares of our common stock reserved for future issuance pursuant to our 2014 Equity Incentive Plan, or 2014 Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including 440,668 shares of common stock reserved for issuance under our previously existing Amended and Restated 2009 Stock Incentive Plan, or the 2009 Plan, that will be added to the shares reserved under the 2014 Plan upon its effectiveness); and

•	118,881 shares of common stock issuable upon the exercise of common stock warrants that were outstanding as of March 31, 2014, at a weighted-average exercise price of approximately $1.20 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a nine-for-one stock split of our common stock that occurred in June 2013 and resulted in a proportional adjustment to the conversion ratio of our preferred stock;

•	the conversion of all of our outstanding shares of preferred stock into an aggregate of shares of our common stock immediately prior to the completion of this offering (assuming a conversion ratio equal to common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus);

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur upon the completion of this offering;

•	no exercise of outstanding options or warrants after March 31, 2014; and

•	no exercise by the underwriters of their over-allotment option.

Series B and B-1 Conversion Ratio

The number of shares of our common stock to be issued upon the conversion of all outstanding shares of our Series B and B-1 preferred stock depends in part on the initial public offering price of our common stock. The terms of our Series B and B-1 preferred stock provide that the ratio at which each share of these series of preferred stock converts into shares of our common stock in connection with this offering will increase if the initial public offering price is below $             per share, which would result in additional shares of our common stock being issued upon conversion of our Series B and B-1 preferred stock immediately prior to the completion of this offering. Based upon the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B and B-1 preferred stock will convert into an aggregate of approximately                      shares of our common stock immediately prior to the completion of this offering.

For illustrative purposes only, the table below shows the number of shares of our common stock that would be issuable upon conversion of the Series B and B-1 preferred stock at various initial public offering prices, as well as the total number of outstanding shares of our common stock as a result:

Assumed Public Offering Price	Series B and B-1 Preferred Stock Conversion Ratio (#)	Shares of Common Stock Issuable upon Conversion of Series B and B-1 Preferred Stock (#)	Total Common Stock Outstanding After this Offering (#)

Summary Consolidated Financial and Other Data

In the following tables, we provide our summary consolidated financial and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2011, 2012, and 2013 and our consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. When you read this summary consolidated financial data, it is important that you read it together with the historical financial statements and related notes to those statements, as well as the sections of this prospectus titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2011	2012(7)	2013
	(in thousands, except share and per share data and number of subscribers)
Consolidated Statements of Operations Data:
Revenue:
Subscription revenue	$32,161	$55,655	$82,620
Hardware and other revenue	32,898	40,820	47,602

Total revenue	65,059	96,475	130,222
Cost of revenue:(1)
Cost of subscription revenue	8,051	12,681	16,476
Cost of hardware and other revenue	21,102	28,773	38,482

Total cost of revenue	29,153	41,454	54,958
Operating expenses:
Sales and marketing(2)	5,819	13,232	21,467
General and administrative(2)	6,817	14,099	29,928
Research and development(2)	5,613	8,944	13,085
Amortization and depreciation	1,988	2,230	3,360

Total operating expenses	20,237	38,505	67,840

Operating income	15,669	16,516	7,424
Interest income / (expense), net	1	(307)	(100)
Other income / (expense), net	—	—	(112)

Income before income taxes	15,670	16,209	7,212
Provision for income taxes	6,015	7,280	2,688

Net income	9,655	8,929	4,524
Dividends paid on redeemable convertible preferred stock	(18,998)	(8,182)	—
Cumulative dividend on redeemable convertible preferred stock	(3,317)	(1,855)	—
Deemed dividend to redeemable convertible preferred stock upon recapitalization	—	(138,727)	—
Income allocated to participating securities	—	—	(4,402)

Net (loss) income attributable to common stockholders	$(12,660)	$(139,835)	$122

Per share information attributable to common stockholders:
Net (loss) income per share:
Basic	$(19.76)	$(108.55)	$0.08
Diluted	$(19.76)	$(108.55)	$0.04
Pro forma (unaudited):(3)
Basic
Diluted
Weighted average common shares outstanding:
Basic	640,850	1,288,162	1,443,469
Diluted	640,850	1,288,162	2,795,345
Pro forma (unaudited):(3)
Basic
Diluted
Other Financial and Operating Data:
Number of subscribers(4)	856,000	1,330,000	1,902,000
Subscription revenue renewal rate(5)	94%	94%	93%
Adjusted EBITDA(6)	$17,839	$20,505	$28,259

	As of December 31, 2013
	Actual	Pro forma as adjusted(8)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,583	$
Working capital, excluding deferred revenue	33,821
Total assets	99,487
Redeemable convertible preferred stock	202,456
Total long-term obligations	14,923
Total stockholders’ (deficit) equity	(140,690)
Cash dividends per common share	—

(1)	Excludes amortization and depreciation.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Sales and marketing	$39	$196	$102
General and administrative	89	418	495
Research and development	54	1,145	244

Total stock-based compensation expense	$182	$1,759	$841

(3)	Pro forma basic and diluted net income per share represents net income divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of preferred stock (using the if-converted method) into common stock as though the conversion had occurred as of the first day of the relevant period (assuming a conversion ratio equal to common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus). See “— The Offering” above for a description of the number of shares issuable upon conversion of our Series B and B-1 preferred stock, which depends on the initial public offering price of our common stock.

(4)	We define our subscribers as the number of residential or commercial properties to which we delivered at least one of our offerings during the period. A subscriber who subscribes to one of our service level packages as well as one or more of our a la carte add-ons is counted as a single subscriber. The number of subscribers represents our total number of subscribers, rounded to the nearest thousand, on the last day of the applicable year.

(5)	We measure our subscription revenue renewal rate for a given period by dividing (a) the total subscription revenue recognized during the period from subscribers who were subscribers on the first day of the period, by (b) the total subscription revenue we would have recognized during the period from those same subscribers assuming no terminations, or service level upgrades or downgrades. Our subscriber renewal rate is expressed as an annualized percentage.

(6)	We define Adjusted EBITDA as our net income before interest and other expense, income tax expense, amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges, gain from the release of an acquisition-related contingent liability and legal costs incurred in connection with certain historical intellectual property litigation. We do not consider these items to be indicative of our core operating performance. The non-cash items include amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges and gain from the release of an acquisition-related contingent liability. Please see footnote (6) to the table of the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(7)	We conducted a recapitalization in July 2012. Please see Note 16 to our consolidated financial statements for additional information regarding this transaction.

(8)	Reflects, on a pro forma basis, the conversion described in footnote (3) above and, on an as adjusted basis as of the balance sheet date, our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our quarterly results of operations have fluctuated and are likely to continue to fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, including revenue related to the product mix that we sell, including the relative sales related to our platform and solutions and other factors which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:

•	the portion of our revenue attributable to subscription versus hardware and other sales and the portion of our revenue attributable to standard subscribers versus other subscribers;

•	fluctuations in demand, including due to seasonality, for our platform and solutions;

•	changes in pricing by us in response to competitive pricing actions;

•	our ability to increase, retain and incentivize the service providers that market, sell, install and support our platform and solutions;

•	the ability of our hardware vendors to continue to manufacture high-quality products, and to supply sufficient products to meet our demands;

•	the timing and success of introductions of new solutions, products or upgrades by us or our competitors and the entrance of new competitors;

•	changes in our business and pricing policies or those of our competitors;

•	the ability to accurately forecast revenue as we generally lack transparency to our revenue due to our reliance on our service provider network;

•	our ability to control costs, including our operating expenses and the costs of the hardware we purchase;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;

•	our ability to successfully manage any future acquisitions of businesses;

•	issues related to introductions of new or improved products such as shortages of prior generation products or short-term decreased demand for next generation products;

•	the amount and timing of expenditures, including those related to expanding our operations, increasing research and development, introducing new solutions or paying litigation expenses;

•	the ability to effectively manage growth within existing and new markets domestically and abroad;

•	changes in the payment terms for our platform and solutions;

•	the strength of regional, national and global economies; and

•	the impact of natural disasters or manmade problems such as terrorism.

Due to the foregoing factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. You should not consider our recent revenue and Adjusted EBITDA growth or results of one quarter as indicative of our future performance.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenue increased from $37.2 million in 2010 to $130.2 million in 2013. We do not expect to achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain expected revenue growth in both absolute dollars and as a percentage of prior period revenue, our financial results could suffer and our stock price could decline.

Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	maintain our relationships with existing service providers and add new service providers;

•	increase our subscriber base and cross-sell additional solutions to our existing subscribers;

•	add sales and marketing personnel;

•	expand our international operations; and

•	implement and improve our administrative, financial and operational systems, procedures and controls.

We intend to increase our investment in research and development, sales and marketing, and general and administrative functions and other areas to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or enhancements to our existing solutions and we may fail to satisfy subscriber and service provider requirements, maintain the quality of our solutions, execute on our business plan or respond to competitive pressures, which could result in our financial results suffering and a decline in our stock price.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 111 to 165 to 253 at December 31, 2011, 2012 and 2013, respectively. Our revenue increased from $65.1 million in 2011 to $96.5 million in 2012 and to $130.2 million in 2013. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract service providers and consumers.

The markets in which we participate are highly competitive and many companies, including large technology companies, broadband and security service providers and other managed service providers, are actively targeting the home automation, security monitoring, video monitoring and energy management markets. If we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete in several markets, including home automation, security monitoring, video monitoring and energy management. The markets in which we participate are highly competitive and competition may intensify in the future.

Our ability to compete depends on a number of factors, including:

•	our platform and solutions’ functionality, performance, ease of use, reliability, availability and cost effectiveness relative to that of our competitors’ products;

•	our success in utilizing new and proprietary technologies to offer solutions and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract and retain service providers;

•	our name recognition and reputation;

•	our ability to recruit software engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

Consumers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In the event a consumer decides to evaluate a new home automation, security monitoring, video monitoring or energy management solution, the consumer may be more inclined to select one of our competitors whose product offerings are broader than those that we offer.

Our current primary competitors include providers of other technology platforms for the connected home, including iControl Networks, Inc. and Honeywell International Inc. that sell to service providers such as cable operators and other home automation providers. In addition, our service providers compete with managed service providers, such as cable television, telephone and security companies like Comcast Corporation, AT&T Inc. and Time Warner Cable Inc., and providers of point products, including Nest Labs, Inc. (acquired by Google Inc.), which offers a thermostat, and DropCam, Inc., which offers video monitoring. Because our service providers compete with these entities, we consider them competitive. For example, several cable and telecommunications companies have introduced home automation and security services packages, including interactive security services, which are competitive with our platform and solutions. In addition, we may compete with other large technology companies that offer control capabilities among their products, applications and services, and have ongoing development efforts to address the broader connected home market.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing, distribution and other resources than we have. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging home automation, security monitoring, video monitoring and energy management companies as well as large technology companies. In addition, there may be new technologies that are introduced that reduce demand for our solutions or make them obsolete. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share. Increased competition could also result in price reductions and loss of market share, any of which could result in lower revenue and negatively affect our ability to grow our business.

Aggressive business tactics by our competitors may reduce our revenue.

Increased competition in the markets in which we compete may result in aggressive business tactics by our competitors, including:

•	selling at a discount;

•	offering products similar to our platform and solutions on a bundled basis at no charge;

•	announcing competing products combined with extensive marketing efforts;

•	providing financing incentives to consumers; and

•	asserting intellectual property rights irrespective of the validity of the claims.

Our service providers may switch and offer the products and services of competing companies, which would adversely affect our sales and profitability. Competition from other companies may also adversely affect our negotiations with service providers and suppliers, including, in some cases, requiring us to lower our prices. Opportunities to take market share using innovative products, services and sales approaches may also attract new entrants to the field. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of service providers offering our platform and solutions and, as a result, our revenue and profitability could be adversely affected.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors employ aggressive business tactics, including those described above, demand for our platform and solutions could decline, we could experience cancellations of our services to consumers, or we could be required to reduce our prices or increase our expenses.

We are highly dependent on the proper and efficient functioning of our network operations centers and data back-up systems.

Our solutions operate with a cloud-based architecture and we update our solutions regularly while our solutions are operating. If our solutions and/or upgrades fail to operate properly, our solutions could stop functioning for a period of time, which could put our subscribers at risk. Our ability to keep our business operating is highly dependent on the proper and efficient operation of our network operations centers and data back-up systems. Although our network operations centers have back-up computer and power systems, if there is a catastrophic event, natural disaster, terrorist attacks, security breach or other extraordinary event, we may be unable to provide our subscribers with uninterrupted monitoring service. Furthermore, because data back-up systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, human error, computer viruses, computer hacking, data corruption and a range of other hardware, software and network problems), we cannot guarantee that we will not experience data back-up failures in the future. A significant or large-scale malfunction or interruption of our network operations centers or data back-up systems could adversely affect our ability to keep our operations running efficiently. If a malfunction results in a wider or sustained disruption, it could have a material adverse effect on our reputation, business, financial condition, cash flows or results of operations.

We sell security and life safety solutions and if our solutions fail for any reason, we could be subject to liability and our business could suffer.

We sell security and life safety solutions, which are designed to secure the safety of our subscribers and their residences or business. If these solutions fail for any reason, including due to defects in our software, a carrier outage, a failure of our network operating center, a failure on the part of our service providers or user error, we could be subject to liability for such failures and our business could suffer.

Our platform and solutions may contain undetected defects in the software, infrastructure, third-party components or processes. If platform or our solutions suffer from defects, we could experience harm to our branded reputation, claims by our subscribers or service providers or lost revenue during the period required to address the cause of the defects. We may find defects in new or upgraded solutions, resulting in loss of, or delay in, market acceptance of our platform and solutions, which could harm our business, results of operations and financial condition.

Since solutions that enable our platform are installed by our service providers, if they do not install or maintain such solutions correctly, our platform and solutions may not function properly. If the improper installation or maintenance of our platform and solutions leads to service failures after introduction of, or an upgrade to, our platform or a solution, we could experience harm to our branded reputation, claims by our subscribers or service providers or lost revenue during the period required to address the cause of the problem. Further, we rely on our service providers to provide the primary source of support and ongoing service to our subscribers and, if our service providers fail to provide an adequate level of support and services to our subscribers, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Any defect in, or disruption to, our platform and solutions could cause consumers not to purchase additional solutions from us, prevent potential consumers from purchasing our platform and solutions or harm our reputation. Although our contracts with our service providers limit our liability to our service providers for these defects, disruptions or errors, we nonetheless could be subject to litigation for actual or alleged losses to our service providers or our subscribers, which may require us to spend significant time and money in litigation or arbitration, or to pay significant settlements or damages. Defending a lawsuit, regardless of its merit, could be costly, divert management's attention and affect our ability to obtain or maintain liability insurance on acceptable terms and could harm our business. Although we currently maintain some warranty reserves, we cannot assure you that these warranty reserves will be sufficient to cover future liabilities.

We rely on our service provider network to acquire additional subscribers, and the inability of our service providers to attract additional subscribers or retain their current subscribers could adversely affect our operating results.

Substantially all of our revenue is generated through the sales of our platform and solutions by our service providers, and our service providers are responsible for subscriber acquisition, as well as providing customer service and technical support for our platform and solutions to the subscribers. We provide our service providers with specific training and programs to assist them in selling and providing support for our platform and solutions, but we cannot assure that these steps will be effective. In addition, we rely on our service providers to sell our platform and solutions into new markets in the intelligent and connected home space. If our service providers are unsuccessful in marketing, selling, and supporting our platform and solutions, our operating results could be adversely affected.

In order for us to maintain our current revenue sources and grow our revenues, we must effectively manage and grow relationships with our service providers. Recruiting and retaining qualified service providers and training them in our technology and solutions requires significant time and resources. If we fail to maintain existing service providers or develop relationships with new service providers, our revenue and operating results would be adversely affected. In addition, to execute on our strategy to expand our sales internationally, we must develop relationships with service providers that sell into these markets.

Any of our service providers may choose to offer a product from one of our competitors instead of our platform and solutions, elect to develop their own competing solutions or simply discontinue their operations with us. For example, we entered into a license agreement in November 2013 with one of our largest service providers pursuant to which we granted a license to use the intellectual property associated with our connected home solutions. Pursuant to this arrangement, this service provider will transition from selling our solutions directly to its customers to selling its own home automation product to its new customers. We will generate license revenue from sales of this service provider’s product; however, this license revenue is less on a per subscriber basis than subscription revenue from our solutions. We will receive less revenue on a per subscriber basis from this service provider as compared to our overall subscriber base, which will result in a lower subscription revenue growth rate. We must also work to expand our network of service providers to ensure that we have sufficient geographic coverage and technical expertise to address new markets and technologies. While it is difficult to estimate the total number of available service providers in our markets, there are a finite number of service providers that are able to perform the types of technical installations required for our platform and solutions. In the event that we saturate the available service provider pool, or if market or other forces cause the available pool of service providers to decline, it may be increasingly difficult to grow our business. If we are unable to expand our network of service providers, our business could be harmed.

As consumers’ product and service options grow, it is important that we enhance our service provider footprint by broadening the expertise of our service providers, working with larger and more sophisticated service providers and expanding the mainstream solutions our service providers offer. If we do not succeed in this effort, our current and potential future service providers may be unable or unwilling to broaden their offerings to include our connected home solution, resulting in harm to our business.

We receive a substantial portion of our revenue from a limited number of service providers, and the loss of, or a significant reduction in, orders from one or more of our major service providers would result in decreased revenue and profitability.

Our success is highly dependent upon establishing and maintaining successful relationships with a variety of channel service providers. We market and sell our platform and solutions through an all-channel assisted sales model and we derive substantially all of our revenue from these service providers. We generally enter into agreements with our service providers outlining the terms of our relationship, including service provider pricing commitments, installation, maintenance and support requirements, and our sales registration process for registering potential sales to subscribers. These contracts typically have an initial term of one year, with subsequent renewal terms of one year, and are terminable at the end of the initial term or renewal terms without cause upon written notice to the other party. In some cases, these contracts provide the service provider with the right to terminate prior to the expiration of the term without cause upon 30-days written notice, or, in the case of certain termination events, the right to terminate the contract immediately. While we have developed a network of over 4,000 service providers to sell, install and support our platform and solutions, we receive a substantial portion of our revenue from a limited number of channel partners. Monitronics International, Inc. and Vivint, Inc. each represented greater than 10% but not more than 20% of our revenue in 2012 and 2013, and Vivint represented greater than 10% but not more than 20% of our revenue in 2011.

We anticipate that we will continue to be dependent upon a limited number of service providers for a significant portion of our revenue for the foreseeable future and, in some cases, a portion of our revenue attributable to individual service providers may increase in the future. The loss of one or more key service providers, a reduction in sales through any major service providers or the inability or unwillingness of any of our major service providers to pay for our platform and solutions would reduce our revenue and could impair our profitability.

We have relatively limited visibility regarding the consumers that ultimately purchase our solutions, and we often rely on information from third-party service providers to help us manage our business. If these service providers fail to provide timely or accurate information, our ability to quickly react to market changes and effectively manage our business may be harmed.

We sell our solutions through service providers. These service providers work with consumers to design, install, update and maintain their connected home installations and manage the relationship with our subscribers. While we are able to track orders from service providers and have access to certain information about the configurations of their Alarm.com systems that we receive through our platform, we also rely on service providers to provide us with information about the number of subscribers that have subscribed to our solutions, consumer behavior, product and system feedback, consumer demographics and buying patterns. We use this channel sell-through data, along with other metrics, to forecast our revenue, assess consumer demand for our solution, develop new solutions, adjust pricing and make other strategic business decisions. Channel sell-through data is subject to limitations due to collection methods and the third-party nature of the data and thus may not be complete or accurate. If we do not receive consumer information on a timely or accurate basis, or if we do not properly interpret this information, our ability to quickly react to market changes and effectively manage our business may be harmed.

Consumers may choose to adopt point products that provide control of discrete home functions rather than adopting our connected home platform. If we are unable to increase market awareness of the benefits of our unified solution, our revenue may not continue to grow, or it may decline.

Many vendors have emerged, and may continue to emerge, to provide point products with advanced functionality for use in the home, such as a thermostat that can be controlled by an application on a smartphone. We expect more and more consumer electronic and consumer appliance products to be network-aware and connected — each very likely to have its own smart device (phone or tablet) application. Consumers may be attracted to the relatively low costs of these point products and the ability to expand their home control solution over time with minimal upfront costs, despite some of the disadvantages of this approach, these products may reduce demand for our connected home platform. If so, our service providers may switch and offer the point products and services of competing companies, which would adversely affect our sales and profitability. If a significant number of consumers in our target market choose to adopt point products rather than our connected home platform, then our business, financial condition and results of operations will be harmed, and we may not be able to achieve sustained growth or our business may decline.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could adversely affect our ability to compete effectively and harm our results of operations.

Our industry is highly fragmented, and we believe it is likely that some of our existing competitors will consolidate or be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, results of operations and financial condition.

We are dependent on our connected home solutions, and the lack of continued market acceptance of our connected home solutions would result in lower revenue.

Our connected home solutions account for substantially all of our revenue and will continue to do so for the foreseeable future. As a result, our revenue could be reduced by:

•	any decline in demand for our connected home solutions;

•	the failure of our connected home solutions to achieve continued market acceptance;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our connected home solutions;

•	technological innovations or new communications standards that our connected home solutions does not address; and

•	our inability to release enhanced versions of our connected home solutions on a timely basis.

We are vulnerable to fluctuations in demand for Internet-connected devices in general and interactive security systems in particular. If the market for connected home solutions grows more slowly than anticipated or if demand for connected home solutions does not grow as quickly as anticipated, whether as a result of competition, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our consumers or other factors, we may not be able to continue to increase our revenue and earnings and our stock price would decline.

A significant decline in our subscription revenue renewal rate would have an adverse effect on our business, financial condition, and operating results.

We generally bill our service providers based on the number of subscribers they have on our platform and the features being utilized by such subscribers on a monthly basis in advance. Subscribers could elect to terminate our services in any given month. If our efforts and our service providers’ efforts to satisfy our existing subscribers are not successful, we may not be able to retain them or sell additional functionality to them and, as a result, our revenue and ability to grow could be adversely affected. We track our subscription revenue renewal rates on an annualized basis, as reflected in the section of this prospectus titled “Management Discussion and Analysis — Key Metrics — Subscription Revenue Renewal Rate.” However, we may not be able to accurately predict future trends in subscription renewals and the resulting churn. Subscribers may choose not to renew their subscriptions for many reasons, including the belief that our service is not required for their needs or is otherwise not cost-effective, a desire to reduce discretionary spending, or a belief that our competitors’ services provide better value. Additionally, our subscribers may not renew for reasons entirely out of our control, such as moving a residence or the dissolution of their business, which is particularly common for small businesses. A significant increase in our churn would have an adverse effect on our business, financial condition, and operating results.

If we are unable to develop new solutions, sell our platform and solutions into new markets or further penetrate our existing markets, our revenue may not grow as expected.

Our ability to increase sales will depend in large part on our ability to enhance and improve our platform and solutions, introduce new solutions in a timely manner, sell into new markets and further penetrate our existing markets. The success of any enhancement or new solution or service depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, the ability to maintain and develop relationships with service providers, the ability to attract, retain and effectively train sales and marketing personnel and the effectiveness of our marketing programs. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner, and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our platform and solutions, including new vertical markets and new countries or regions, may not be receptive. Our ability to further penetrate our existing markets depends on the quality of our platform and solutions and our ability to design our platform and solutions to meet consumer demand.

We benefit from integration of our solutions with third-party security panel providers. If these developers choose not to partner with us, or are acquired by our competitors, our business and results of operations may be harmed.

Our solution is incorporated into the hardware of our third-party security panel providers. For example, our hardware panel partners produce control devices that deliver our platform services to subscribers. It may be necessary in the future to renegotiate agreements relating to various aspects of these solutions or other third parties. The inability to easily integrate with, or any defects in, any third-party solutions could result in increased costs, or in delays in new product releases or updates to our existing solutions until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation. In addition, if these third-party solution providers choose not to partner with us, choose to integrate their solutions with our competitors’ platforms, or are unable or unwilling to update their solutions in connection with our growth, our business, financial condition and results of operations could be harmed. Further, if third-party solution providers that we partner with or that we would benefit from partnering with are acquired by our competitors, they may choose not to offer their solutions on our platform, which could adversely impact our business, financial condition and results of operations.

We rely on wireless carriers to provide access to wireless networks through which we provide our wireless alarm, notification and intelligent automation services, and any interruption of such access would impair our business.

We rely on wireless carriers to provide access to wireless networks for machine-to-machine data transmissions, which are an integral part of our services. Our wireless carriers may suspend wireless service to expand, maintain or improve their networks. Any suspension or other interruption of services would adversely affect our ability to provide our services to our service providers and subscribers and may adversely affect our reputation. In addition, the inability to maintain our existing contracts with our wireless carriers or enter into new contracts with such wireless carriers could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adapt to technological change, including maintaining compatibility with a wide range of devices, our ability to remain competitive could be impaired.

The market for connected home solutions is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new subscribers and increase revenue from existing subscribers will depend in significant part on our ability to anticipate changes in industry standards, to continue to enhance our existing solutions or introduce new solutions on a timely basis to keep pace with technological developments, and to maintain compatibility with a wide range of connected devices in the home and business. We may change aspects of our operating system and may utilize open source technology in the future, which may cause difficulties including compatibility, stability and time to market. The success of this or any enhanced or new product or solution will depend on several factors, including the timely completion and market acceptance of the enhanced or new product or solution. Similarly, if any of our competitors implement new technologies before we are able to implement them, those competitors may be able to provide more effective products than ours, possibly at lower prices. Any delay or failure in the introduction of new or enhanced solutions could harm our business, results of operations and financial condition.

The technology we employ may become obsolete, and we may need to incur significant capital expenditures to update our technology.

Our industry is characterized by rapid technological innovation. Our platform and solutions interact with the hardware and software technology of systems and devices located at our subscribers’ property. We may be required to implement new technologies or adapt existing technologies in response to changing market conditions, consumer preferences or industry standards, which could require significant capital expenditures. For example, many of our service providers are currently working to upgrade our solutions that were installed using 2G wireless technology. It is also possible that one or more of our competitors could develop a significant technical advantage that allows them to provide additional or superior quality products or services, or to lower their price for similar products or services, which could put us at a competitive disadvantage. Our inability to adapt to changing technologies, market conditions or consumer preferences in a timely manner could materially and adversely affect our business, financial condition, cash flows or results of operations.

We depend on our suppliers, and the loss of any key supplier could materially and adversely affect our business, financial condition and results of operations.

Our hardware products depend on the quality of components that we procure from third-party suppliers. Reliance on suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts, which can adversely affect the reliability and reputation of our platform and solutions, and a shortage of components and reduced control over delivery schedules and increases in component costs, which can adversely affect our profitability. We have several large hardware suppliers from which we procure hardware on a purchase order basis, including one supplier that supplies products that accounted for 73% of our hardware and other revenue in 2013. If these suppliers are unable to continue to provide a timely and reliable supply, we could experience interruptions in delivery of our platform and solutions to service providers, which could have a material adverse effect on our results of operations. If we were required to find alternative sources of supply, qualification of alternative suppliers and the establishment of reliable supplies could result in delays and a possible loss of sales, which could have a material adverse effect on our business, financial condition and results of operations.

Growth of our business will depend on market awareness and a strong brand, and any failure to develop, maintain, protect and enhance our brand would hurt our ability to retain or attract consumers.

We believe that building and maintaining market awareness, brand recognition and goodwill in a cost-effective manner is critical to our overall success in achieving widespread acceptance of our existing and future solutions and is an important element in attracting new service providers and subscribers. An important part of our business strategy is to increase service provider and consumer awareness of our brand and to provide marketing leadership, services and support to our service provider network. This will depend largely on our ability to continue to provide high-quality solutions, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Our efforts in developing our brand may be hindered by the marketing efforts of our competitors and our reliance on our service providers and strategic partners to promote our brand. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, results of operations and financial condition could be harmed.

We operate in the emerging and evolving connected home market, which may develop more slowly or differently than we expect. If the connected home market does not grow as we expect, or if we cannot expand our platform and solutions to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur additional operating losses.

The market for solutions that bring objects and systems not typically connected to the Internet, such as home automation, security monitoring, video monitoring and energy management solutions, into an Internet-like structure is in an early stage of development, and it is uncertain whether, how rapidly or how consistently this market will develop, and even if it does develop, whether our platform and solutions will be accepted into the markets in which we operate. Some consumers may be reluctant or unwilling to use our platform and solutions for a number of reasons, including satisfaction with traditional solutions, concerns about additional costs and lack of awareness of the benefits of our platform and solutions. Our ability to expand the sales of our platform and solutions into new markets depends on several factors, including the awareness of our platform and solutions, the timely completion, introduction and market acceptance of our platform and solutions, the ability to attract, retain and effectively train sales and marketing personnel, the ability to develop relationships with service providers, the effectiveness of our marketing programs, the costs of our platform and solutions and the success of our competitors. If we are unsuccessful in developing and marketing our platform and solutions into new markets, or if consumers do not perceive or value the benefits of our platform and solutions, the market for our platform and solutions might not continue to develop or might develop more slowly than we expect, either of which would harm our revenue and growth prospects.

Risks of liability from our operations are significant.

The nature of the solutions we provide, including our interactive security solutions, potentially exposes us to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Substantially all of our service provider agreements contain provisions limiting our liability to service providers and our subscribers in an attempt to reduce this risk. However, in the event of litigation with respect to these matters, we cannot assure you that these limitations will be enforced, and the costs of such litigation could have a material adverse effect on us. In addition, there can be no assurance that we are adequately insured for these risks. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence.

Failure to maintain the security of our information and technology networks, including information relating to our service providers, subscribers and employees, could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our service providers, subscribers and employees, including credit card information for many of our service providers and certain of our subscribers. If security breaches in connection with the delivery of our solutions allow unauthorized third parties to access any of this data or obtain control of our subscribers’ systems, our reputation, business, results of operations and financial condition could be harmed.

The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of service provider, subscriber, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our service provider contracts, significant costs, fines, litigation, regulatory investigations or actions and other liabilities or actions against us. Moreover, to the extent that any such exposure leads to credit card fraud or identity theft, we may experience a general decline in consumer confidence in our business, which may lead to an increase in attrition rates or may make it more difficult to attract new subscribers. Such an event could additionally result in adverse publicity and therefore adversely affect the market's perception of the security and reliability of our services. Security breaches of, or sustained attacks against, this infrastructure could create system disruptions and shutdowns that could result in disruptions to our operations. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-capabilities or other developments will not compromise or breach the technology protecting the networks that access our platform and solutions. If any one of these risks materializes our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our strategy includes pursuing acquisitions, and our potential inability to successfully integrate newly-acquired technologies, assets or businesses may harm our financial results. Future acquisitions of technologies, assets or businesses, which are paid for partially or entirely through the issuance of stock or stock rights, could dilute the ownership of our existing stockholders.

We have acquired businesses in the past. For example, we acquired EnergyHub, Inc. in 2013. We also believe part of our growth will be driven by acquisitions of other companies or their technologies, assets and businesses. Any acquisitions we complete will give rise to risks, including:

•	incurring higher than anticipated capital expenditures and operating expenses;

•	failing to assimilate the operations and personnel or failing to retain the key personnel of the acquired company or business;

•	failing to integrate the acquired technologies, or incurring significant expense to integrate acquired technologies into our platform and solutions;

•	disrupting our ongoing business;

•	dissipating our management resources;

•	failing to maintain uniform standards, controls and policies;

•	incurring significant accounting charges;

•	impairing relationships with employees, service providers or subscribers;

•	finding that the acquired technology, asset or business does not further our business strategy, that we overpaid for the technology, asset or business or that we may be required to write off acquired assets or investments partially or entirely;

•	failing to realize the expected synergies of the transaction;

•	being exposed to unforeseen liabilities and contingencies that were not identified prior to acquiring the company; and

•	being unable to generate sufficient revenue and profits from acquisitions to offset the associated acquisition costs.

Fully integrating an acquired technology, asset or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any such acquisitions, our results of operations and financial condition could be harmed. Acquisitions also could impact our financial position and capital needs, or could cause fluctuations in our quarterly and annual results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions.

We expect that the consideration we might pay for any future acquisitions of technologies, assets or businesses could include stock, rights to purchase stock, cash or some combination of the foregoing. If we issue stock or rights to purchase stock in connection with future acquisitions, net income per share and then-existing holders of our common stock may experience dilution.

We may pursue business opportunities that diverge from our current business model, which may cause our business to suffer.

We may pursue business opportunities that diverge from our current business model, including expanding our platform and solutions and investing in new and unproven technologies. For example, in 2013 we entered the energy management market through our acquisition of EnergyHub. We can offer no assurance that any such new business opportunities will prove to be successful. Among other negative effects, our pursuit of such business opportunities could reduce operating margins and require more working capital, materially and adversely affect our business, financial condition, results of operations and cash flows.

Evolving government and industry regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

As Internet commerce continues to evolve, federal, state or foreign agencies have adopted and could in the future adopt regulations covering issues such as user privacy and content. We are particularly sensitive to these risks because the Internet is a critical component of our SaaS business model. In addition, taxation of products or services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Our platform and solutions enable us to collect, manage and store a wide range of data related to our subscribers’ intelligent automation, interactive security, video monitoring and energy management systems. A valuable component of our platform and solutions is our ability to analyze this data to present the user with actionable business intelligence. We obtain our data from a variety of sources, including our service providers, our subscribers and third-party providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States federal government and various state governments have adopted or proposed limitations on the collection, distribution, storage and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, have adopted legislation (including directives or regulations) that is more rigorous governing data collection and storage than in the United States. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Further, in the event of a breach of personal information that we hold, we may be subject to governmental fines, individual claims, remediation expenses, and/or harm to our reputation. Moreover, if future laws and regulations limit our ability to use and share this data or our ability to store, process and share data over the Internet, demand for our platform and solutions could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

Although we are not currently subject to the Health Insurance Portability and Accountability Act of 1996, and its implementing regulations, or HIPAA, which regulates the use, storage, and disclosure of personally identifiable health information, we may modify our platform and solutions to become HIPAA compliant. Becoming fully HIPAA compliant involves adopting and implementing privacy and security policies and procedures as well as administrative, physical and technical safeguards. Additionally, HIPAA compliance requires certain agreements with contracting partners to be in place and the appointment of a Privacy and Security Officer. Endeavoring to become HIPAA compliant may be costly both financially and in terms of administrative resources. It may take substantial time and require the assistance of external resources, such as attorneys, information technology, and/or other consultants. We would have to be HIPAA compliant to provide services for or on behalf of a health care provider or health plan pursuant to which patient information was exchanged. Thus, if we do not become fully HIPAA compliant, our expansion opportunities may be limited. Furthermore, it is possible that HIPAA may be expanded in the future to apply to certain of our platform and/or solutions as currently constituted.

We rely on the performance of our senior management and highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business and results of operations could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Stephen Trundle, our Chief Executive Officer, and our senior information technology managers. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key personnel could interrupt our ability to execute our business plan, as such individuals may be difficult to replace. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business and results of operations could be harmed.

We provide minimum service level commitments to certain of our service providers, and our failure to meet them could cause us to issue credits for future subscriptions or pay penalties, which could harm our results of operations.

Certain of our service provider agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these service providers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these service providers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our revenue. We do not currently have any reserves on our balance sheet for these commitments.

We have already incurred and expect to incur a material amount of indebtedness, which could adversely affect our financial health.

We are party to a senior line of credit with Silicon Valley Bank, or SVB, which we refer to as our Credit Facility, that allows us to draw down an aggregate amount equal to $50.0 million. As of May 8, 2014, we had an outstanding balance of $6.7 million under our Credit Facility. This indebtedness and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult for us to satisfy our obligations, including with respect to our indebtedness;

•	increasing our vulnerability to adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the industry in which we operate.

In addition, our Credit Facility restricts our ability to make dividend payments and requires us to maintain a certain leverage ratio, which may restrict our ability to invest in future growth. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. In the future, we may not be able to timely secure debt or equity financing on favorable terms or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be limited.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of December 31, 2013, we had approximately $24.4 million of goodwill and identifiable intangible assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review such assets for impairment at least annually. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the solutions we offer, challenges to the validity of certain registered intellectual property, reduced sales of certain products or services incorporating registered intellectual property, increased attrition and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

We may be subject to additional tax liabilities, which would harm our results of operations.

We are subject to income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, which laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Significant judgment is required in determining our worldwide provision for income taxes. These determinations are highly complex and require detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, our tax provision, results of operations or cash flows could be harmed. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism or global or regional economic, political and social conditions.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could harm our business, results of operations and financial condition. Natural disasters could affect our hardware vendors, our wireless carriers or our network operations centers. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, such as metropolitan areas in North America, consumers in that region may delay or forego purchases of our platform and solutions from service providers in the region, which may harm our results of operations for a particular period. In addition, terrorist acts or acts of war could cause disruptions in our business or the business of our hardware vendors, service providers, subscribers or the economy as a whole. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could harm our sales. Given our concentration of sales during the second and third quarters, any disruption in the business of our hardware vendors, service providers or subscribers that impacts sales during the second or third quarter could have a greater impact on our annual results. All of the aforementioned risks may be augmented if the disaster recovery plans for us, our service providers and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of orders, or delays in the manufacture, deployment or shipment of our platform and solutions, our business, financial condition and results of operations would be harmed.

Downturns in general economic and market conditions and reductions in spending may reduce demand for our platform and solutions, which could harm our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our platform and solutions. Concerns about the systemic impact of a potential widespread recession, energy costs, geopolitical issues, the availability and cost of credit and the global housing and mortgage markets have contributed to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad. The current unstable general economic and market conditions have been characterized by a dramatic decline in consumer discretionary spending and have disproportionately affected providers of solutions that represent discretionary purchases. While the decline in consumer spending has recently moderated, these economic conditions could still lead to continued declines in consumer spending over the foreseeable future, and may have resulted in a resetting of consumer spending habits that may make it unlikely that such spending will return to prior levels for the foreseeable future.

During weak economic times, the available pool of service providers may decline as the prospects for home building and home renovation projects diminish, which may have a corresponding impact on our growth prospects. In addition, there is an increased risk during these periods that an increased percentage of our service providers will file for bankruptcy protection, which may harm our reputation, revenue, profitability and results of operations. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. Likewise, consumer bankruptcies can detrimentally affect the business stability of our service providers. Prolonged economic slowdowns and reductions in new home construction and renovation projects may result in diminished sales of our platform and solutions. Further worsening, broadening or protracted extension of the economic downturn could have a negative impact on our business, revenue, results of operations and cash flows.

Failure to comply with laws and regulations could harm our business.

We conduct our business in the United States and are expanding internationally in various other countries. We are subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, federal securities laws and tax laws and regulations.

We are subject to the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. Travel Act, and possibly other anti-bribery laws, including those that comply with the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and other international conventions. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing directly or indirectly improper payments or benefits to recipients in the public or private-sector. Certain laws could also prohibit us from soliciting or accepting bribes or kickbacks. Our company has direct government interactions and in several cases uses third-party representatives, including dealers, for regulatory compliance, sales and other purposes in a variety of countries. These factors increase our anti-corruption risk profile. We can be held liable for the corrupt activities of our employees, representatives, contractors, partners and agents, even if we did not explicitly authorize such activity. Although we have implemented policies and procedures designed to ensure compliance with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, partners, and agents will comply with these laws and policies.

We are also subject to data privacy and security laws, anti-money laundering laws (such as the USA PATRIOT Act), and import/export laws and regulations in the United States and in other jurisdictions.

Our global operations require us to import from and export to several countries, which geographically stretches our compliance obligations. Our platform and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our platform and solutions must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our service providers fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our platform or solutions or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our platform and solutions in international markets, prevent our service providers with international operations from deploying our platform and solutions or, in some cases, prevent the export or import of our platform and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our platform and solutions, or in our decreased ability to export or sell our platform and solutions to existing or potential service providers with international operations. Any decreased use of our platform and solutions or limitation on our ability to export or sell our platform and solutions would likely adversely affect our business, financial condition and results of operations.

In addition, our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our platform and solutions and may also limit or reduce the demand for our platform and solutions outside of the United States.

Furthermore, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our platform and solutions from being shipped or provided to U.S. sanctions targets, our platform and solutions could be shipped to those targets or provided by third-parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. Furthermore, any new embargo or sanctions program, or any change in the countries, governments, persons or activities targeted by such programs, could result in decreased use of our platform and solutions, or in our decreased ability to export or sell our platform and solutions to existing or potential service providers, which would likely adversely affect our business and our financial condition.

Changes in laws that apply to us could result in increased regulatory requirements and compliance costs which could harm our business, financial condition and results of operations. In certain jurisdictions, regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to whistleblower complaints, investigations, sanctions, settlements, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, suspension or debarment from contracting with certain governments or other customers, the loss of export privileges, multi-jurisdictional liability, reputational harm, and other collateral consequences. If any governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and an increase in defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

From time to time, we are involved in legal proceedings as to which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.

We are involved and have been involved in the past in legal proceedings from time to time. Companies in our industry have been subject to claims related to patent infringement and product liability, as well as contract and employment-related claims. We may not be able to accurately assess the risks related to these suits, and we may be unable to accurately assess our level of exposure. As a result of these proceedings, we have, and may be required to seek, licenses under patents or intellectual property rights owned by third parties, including open-source software and other commercially available software, which can be costly. For example, we have initiated and been involved with intellectual property litigation as a result of which we have entered into cross-license agreements relating to our and third-party intellectual property, and in one such case we initiated in 2013 and settled in 2014, we incurred $11.2 million of legal expense.

Our business operates in a regulated industry.

Our business, operations and service providers are subject to various U.S. federal, state and local consumer protection laws, licensing regulation and other laws and regulations, and, to a lesser extent, similar Canadian laws and regulations. Our advertising and sales practices and that of our service provider network are subject to regulation by the U.S. Federal Trade Commission, or the FTC, in

addition to state consumer protection laws. The FTC and the Federal Communications Commission have issued regulations that place restrictions on, among other things, unsolicited automated telephone calls to residential and wireless telephone subscribers by means of automatic telephone dialing systems and the use of prerecorded or artificial voice messages. If our service providers were to take actions in violation of these regulations, such as telemarketing to individuals on the “Do Not Call” registry, we could be subject to fines, penalties, private actions or enforcement actions by government regulators. Although we have taken steps to insulate ourselves from any such wrongful conduct by our service providers, and to require our service providers to comply with these laws and regulations, no assurance can be given that we will not be exposed to liability as result of our service providers’ conduct. Further, to the extent that any changes in law or regulation further restrict the lead generation activity of our service providers, these restrictions could result in a material reduction in subscriber acquisition opportunities, reducing the growth prospects of our business and adversely affecting our financial condition and future cash flows. In addition, most states in which we operate have licensing laws directed specifically toward the monitored security services industry. Our business relies heavily upon cellular telephone service to communicate signals. Cellular telephone companies are currently regulated by both federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any such applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses, including in geographic areas where our services have substantial penetration, which could adversely affect our business and financial condition. Further, if these laws and regulations were to change or if we fail to comply with such laws and regulations as they exist today or in the future, our business, financial condition and results of operations could be materially and adversely affected.

If the U.S. insurance industry were to change its practice of providing incentives to homeowners for the use of alarm monitoring services, we could experience a reduction in new subscriber growth or an increase in its subscriber attrition rate.

It has been common practice in the U.S. insurance industry to provide a reduction in rates for policies written on homes that have monitored alarm systems. There can be no assurance that insurance companies will continue to offer these rate reductions. If these incentives were reduced or eliminated, new homeowners who otherwise may not feel the need for alarm monitoring services would be removed from our potential subscriber pool, which could hinder the growth of our business, and existing subscribers may choose to disconnect or not renew their service contracts, which could increase our attrition rates. In either case, our results of operations and growth prospects could be adversely affected.

We face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results.

We anticipate that our efforts to expand internationally will entail the marketing and advertising of our platform, solutions and brand. While our platform and solutions are designed for ease of localization, subscribers in countries outside of the United States and Canada accounted for less than 1% of our revenue for the year ended December 31, 2013, and we do not have substantial experience localizing our platform and solutions into foreign languages. We also do not have substantial experience in selling our platform and solutions in international markets outside of the United States and Canada or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we may be required to invest significant resources in order to do so. We may not succeed in these efforts or achieve our consumer acquisition, service provider expansion or other goals. In some international markets, consumer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional model to provide our platform and solutions to consumers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings. In addition, the current instability in the eurozone could have many adverse consequences on our international expansion, including sovereign default, liquidity and capital pressures on eurozone financial institutions, reducing the availability of credit and increasing the risk of financial sector failures and the risk of one or more eurozone member states leaving the euro, resulting in the possibility of capital and exchange controls and uncertainty about the impact of contracts and currency exchange rates.

In addition, conducting expanded international operations subjects us to new risks that we have not generally faced in our current markets. These risks include:

•	localization of our solutions, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

•	lack of experience in other geographic markets;

•	strong local competitors;

•	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements, including more stringent privacy regulations;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates or restrictions on foreign currency;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including commercial partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability, terrorist attacks, and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our platform and solutions and may also limit or reduce the demand for our platform and solutions outside of the United States.

Risks Related to Our Intellectual Property

If we fail to protect our intellectual property and proprietary rights adequately, our business could be harmed.

We believe that proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, patents, trademarks, domain names and other measures, some of which afford only limited protection. We also rely on patent, trademark, trade secret and copyright laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Our means of protecting our proprietary rights may not be adequate or our competitors may independently develop similar or superior technology, or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure or inability to adequately protect our intellectual property and proprietary rights could harm our business, financial condition and results of operations.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and we cannot assure you that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

An assertion by a third-party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

The industries in which we compete are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets, and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have been involved with patent litigation suits in the past and we may be involved with and subject to similar litigation in the future to defend our intellectual property position. Given that our platform and solutions integrate with all aspects of the home, the risk that our platform and solutions may be subject to these allegations is exacerbated. As we seek to extend our platform and solutions, we could be constrained by the intellectual property rights of others. In addition, our service provider contracts may require us to indemnify them against certain liabilities they may incur as a result of our infringement of any third-party intellectual property.

We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays or require us to enter into royalty or licensing agreements. For example, in 2013, we incurred $11.2 million in legal fees associated with intellectual property litigation that we asserted against a third-party and the related counterclaims. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products or revenues and against which our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If our platform and solutions exceed the scope of in-bound licenses or violate any third-party proprietary rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our platform and solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. If we were compelled to withdraw any of our platform and solutions from the market, our business, financial condition and results of operations could be harmed.

We have indemnity obligations to certain of our service providers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our platform and solutions, which could force us to incur substantial costs.

We have indemnity obligations to certain of our service providers for intellectual property infringement claims regarding our platform and solutions. As a result, in the case of infringement claims against these service providers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. We expect that some of our service providers may seek indemnification from us in connection with infringement claims brought against them. In addition, we may elect to indemnify service providers where we have no contractual obligation to indemnity and we will evaluate each such request on a case-by-case basis. If a service provider elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

The use of open source software in our platform and solutions may expose us to additional risks and harm our intellectual property.

Some of our platform and solutions use or incorporate software that is subject to one or more open source licenses and we may incorporate open source software in the future. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platform and solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our platform and solutions, to re-develop our platform and solutions, to discontinue sales of our platform and solutions or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our solutions.

Although we are not aware of any use of open source software in our platform and solutions that would require us to disclose all or a portion of the source code underlying our core solutions, it is possible that such use may have inadvertently occurred in deploying our platform and solutions. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our platform and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our platform and solutions. This could harm our intellectual property position and our business, results of operations and financial condition.

Risks Related to Owning Our Common Stock and this Offering

Our share price may be volatile, and you may lose some or all of your investment.

The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of our common stock following this offering. The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our platform and solutions;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform and solutions or marketing techniques;

•	announcements by us or our competitors of significant business developments, acquisitions or new solutions;

•	our involvement in any litigation;

•	our sale of our common stock or other securities in the future;

•	changes in senior management or key personnel;

•	trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists. An active public trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding an annual non-binding advisory vote on executive compensation and non-binding stockholder approval of any golden parachute payments not previously approved. If we choose not to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, our auditors will not be required to attest to the effectiveness of our internal control over financial reporting. As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase. If we choose to provide reduced disclosures in our periodic reports and proxy statements while we are an emerging growth company, investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and provide reduced disclosure. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be harmed. We will remain an “emerging growth company” for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of becoming a public company, we will be obligated to develop and maintain a system of effective internal controls over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions available to us through the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act and related rules and regulations of the SEC, and the regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time-consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively affect our financial results.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our future depends in part on the interests and influence of key stockholders.

Following this offering, our directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates

will beneficially own             % of the voting power of our outstanding capital stock. As a result, these stockholders will, immediately following this offering, be able to determine the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering will be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue preferred stock, without further stockholder action and with voting liquidation, dividend and other rights superior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, and limit the ability of our stockholders to call special meetings;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for director nominees;

•	establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;

•	require the approval of holders of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Future sales of our common stock in the public market could cause our share price to decline.

After this offering, there will be                  shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding shares of our common stock, all of the shares sold in this offering will be freely transferrable without restrictions or further registration under the Securities Act, except for any shares acquired by our affiliates, as defined in Rule 144 under the Securities Act. The remaining                  shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock substantially exceeds the pro forma net tangible book value per share of our common stock, as of December 31, 2013, immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will suffer immediate dilution of $         per share, or $         if the underwriters exercise their option in full, in net tangible book value after giving effect to the sale of common stock in this offering at an assumed public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If outstanding options to purchase our common stock are exercised in the future, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our ability to continue to add new subscribers, maintain existing subscribers and sell new services to new and existing subscribers;

•	our ability to add new service providers, maintain existing service provider relationships and increase the productivity of our service providers;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to adapt to technological change and effectively enhance, innovate and scale our solution;

•	our ability to effectively manage or sustain our growth;

•	potential acquisitions and integration of complementary business and technologies;

•	our expected use of proceeds;

•	our ability to maintain, or strengthen awareness of, our brand;

•	perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including related to security breaches in our subscribers’ systems, unscheduled downtime, or outages;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

•	our ability to develop relationships with service providers in order to expand internationally;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. We also expect to use the net proceeds from this offering for working capital and other general corporate purposes and to fund the growth strategies discussed in this prospectus. We may use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We declared dividends on our common and preferred stock in the amount of $0.3067 per share of common stock on an as-converted basis in October 2011 and $0.2944 per share of common stock on an as-converted basis in December 2011, totaling approximately $19.9 million. We also declared and paid dividends on our common and preferred stock in the amount of $0.2589 per share of common stock on an as-converted basis in June 2012, totaling approximately $8.6 million.

We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our credit facility. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (1) the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering (assuming a conversion ratio equal to common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus), (2) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to completion of this offering.

You should read this table together with the sections of this prospectus titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$33,583	$

Debt	$7,500	$
Redeemable convertible preferred stock, $0.001 par value; 6,991,090 shares authorized, 3,890,876 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	202,456
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma as adjusted	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 1,657,433 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	17
Additional paid-in capital	1,777
Treasury stock	(42)
Accumulated other comprehensive income	56
Accumulated deficit	(142,498)

Total stockholders’ (deficit) equity	(140,690)

Total capitalization	$69,266	$

(1)

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

The pro forma as adjusted accumulated deficit and additional paid-in capital amounts in the table above include the effects of a $             million deemed dividend for the assumed fair value of additional shares of common stock issued upon the conversion of our Series B and B-1 preferred stock at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. The deemed dividend will increase the net loss allocable to common stockholders in the calculation of pro forma basic and diluted net loss per share.

The number of shares of our common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on the number of shares of our common stock outstanding as of December 31, 2013 and excludes:

•	4,325,743 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $2.11 per share;

•	shares of our common stock reserved for future issuance pursuant to our 2014 Plan which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including 473,568 shares of common stock reserved for issuance under our previously existing 2009 Plan that will be added to the shares reserved under the 2014 Plan upon its effectiveness); and

•	118,881 shares of common stock issuable upon the exercise of common stock warrants that were outstanding as of December 31, 2013, at a weighted-average exercise price of approximately $1.20 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. Net tangible book value per share represents our total tangible assets (total assets less intangible assets) less our total liabilities and redeemable convertible preferred stock, divided by the number of shares of outstanding common stock.

As of December 31, 2013, our net tangible book value was $(165.1) million, or $(99.63) per share of common stock. The pro forma net tangible book value of our common stock as of December 31, 2013 was $                 million, or $                 per share, based on                                               shares of common stock outstanding. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock, after giving effect to the conversion of all of our outstanding shares of preferred stock into                                      shares of common stock immediately prior to the completion of this offering (assuming a conversion ratio equal to                      common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus).

After giving effect to the receipt of the net proceeds from our sale of                      shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value

per share by $         and decrease the dilution per share to investors participating in this offering by $        , assuming the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Each 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing. See “Prospectus Summary — The Offering” for a description of the number of shares issuable upon conversion of our Series B and B-1 preferred stock, which depends on the initial public offering price of our common stock.

If the underwriters exercise their option in full to purchase an additional              shares of our common stock in this offering, the pro forma as adjusted net tangible book value would increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to investors participating in this offering.

The following table summarizes as of December 31, 2013, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

The foregoing table does not reflect the sales by existing stockholders in connection with sales made by them in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on the number of shares of our common stock outstanding as of December 31, 2013 and exclude:

•	4,325,743 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted-average exercise price of $2.11 per share;

•	shares of our common stock reserved for future issuance pursuant to our 2014 Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including 473,568 shares of common stock reserved for issuance under our previously existing 2009 Plan that will be added to the shares reserved under the 2014 Plan upon its effectiveness); and

•	118,881 shares of common stock issuable upon the exercise of common stock warrants that were outstanding as of December 31, 2013, at a weighted-average exercise price of approximately $1.20 per share.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data as of December 31, 2010 through 2013 and for the years ended December 31, 2010 through 2013. The following selected consolidated financial data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data for the year ended December 31, 2010 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

The data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2010	2011	2012(7)	2013
	(in thousands, except share and per share data and number of subscribers)
Consolidated Statements of Operations Data:
Revenue:
Subscription revenue	$17,085	$32,161	$55,655	$82,620
Hardware and other revenue	20,135	32,898	40,820	47,602

Total revenue	37,220	65,059	96,475	130,222

Cost of revenue:(1)
Cost of subscription revenue	4,970	8,051	12,681	16,476
Cost of hardware and other revenue	12,115	21,102	28,773	38,482

Total cost of revenue	17,085	29,153	41,454	54,958

Operating expenses:
Sales and marketing(2)	2,482	5,819	13,232	21,467
General and administrative(2)	6,045	6,817	14,099	29,928
Research and development(2)	3,266	5,613	8,944	13,085
Amortization and depreciation	1,779	1,988	2,230	3,360

Total operating expenses	13,572	20,237	38,505	67,840

Operating Income	6,563	15,669	16,516	7,424
Interest income / (expense), net	15	1	(307)	(100)
Other income / (expense), net	—	—	—	(112)

Income before income taxes	6,578	15,670	16,209	7,212
Provision for income taxes	2,506	6,015	7,280	2,688

Net income	4,072	9,655	8,929	4,524
Dividends paid on redeemable convertible preferred stock	—	(18,998)	(8,182)	—
Cumulative dividend on redeemable convertible preferred stock	(3,081)	(3,317)	(1,855)	—
Deemed dividend to redeemable convertible preferred stock upon recapitalization	—	—	(138,727)	—
Income allocated to participating securities	(990)	—	—	(4,402)

Net income (loss) attributable to common stockholders	$1	$(12,660)	$(139,835)	$122

	Year Ended December 31,
	2010	2011	2012(7)	2013
	(in thousands, except share and per share data and number of subscribers)
Per share information attributable to common stockholders:
Net (loss) income per share:
Basic	$0.03	$(19.76)	$(108.55)	$0.08
Diluted	$—	$(19.76)	$(108.55)	$0.04
Pro forma (unaudited):(3)
Basic
Diluted
Weighted average common shares outstanding:
Basic	9,585	640,850	1,288,162	1,443,469
Diluted	218,664	640,850	1,288,162	2,795,345
Pro forma (unaudited):(3)
Basic
Diluted
Other Financial and Operating Data:
Number of subscribers(4)	483,000	856,000	1,330,000	1,902,000
Subscription revenue renewal rate(5)	92%	94%	94%	93%
Adjusted EBITDA(6)	$8,626	$17,839	$20,505	$28,259

	As of December 31,
	2010	2011	2012	2013
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,474	$16,817	$41,920	$33,583
Working capital, excluding deferred revenue	14,398	15,747	40,739	33,821
Total assets	48,980	58,507	87,545	99,487
Redeemable convertible preferred stock	35,117	35,117	202,456	202,456
Total long-term obligations	2,884	14,377	15,276	14,923
Total stockholders’ equity (deficit)	6,015	(3,188)	(147,051)	(140,690)
Cash dividends per common share	—	0.60	0.26	—

(1)	Excludes amortization and depreciation.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Sales and marketing	$16	$39	$196	$102
General and administrative	181	89	418	495
Research and development	87	54	1,145	244

Total stock-based compensation expense	$284	$182	$1,759	$841

(3)	Pro forma basic and diluted net income per share represents net income divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the first day of the relevant period (assuming a conversion ratio equal to common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus). See the section of this prospectus titled “Prospectus Summary — The Offering” for a description of the number of shares issuable upon conversion of our Series B and B-1 preferred stock, which depends on the initial public offering price of our common stock.

(4)	We define our subscribers as the number of residential or commercial properties to which we delivered at least one of our offerings during the period. A subscriber who subscribes to one of our service level packages as well as one or more of our a la carte add-ons is counted as a single subscriber. The number of subscribers represents our number of subscribers, rounded to the nearest thousand, on the last day of the applicable year.

(5)	We measure our subscription revenue renewal rate for a given period by dividing (a) the total subscription revenue recognized during the period from subscribers who were subscribers on the first day of the period, by (b) total subscription revenue we would have recognized during the period from those same subscribers assuming no terminations, or service level upgrades or downgrades. Our subscriber renewal rate is expressed as an annualized percentage.

(6)	We define Adjusted EBITDA as our net income before interest and other expense, income tax expense, amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges, gain from the release of an acquisition-related contingent liability and legal costs incurred in connection with certain historical intellectual property litigation. We do not consider these items to be indicative of our core operating performance. The non-cash items include amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges and gain from the release of an acquisition-related contingent liability.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to understand and evaluate our core operating performance and trends and generate future operating plans, make strategic decisions regarding the allocation of capital, and investments in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis and, in the case of exclusion of acquisition-related adjustments and historical legal expenses, excludes items that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA alongside our other GAAP-based financial performance measures, net income and our other GAAP financial results. The following table presents a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Net income	$4,072	$9,655	$8,929	$4,524
Adjustments:
Other (expense) / income	(15)	(1)	307	212
Income tax expense	2,506	6,015	7,280	2,688
Amortization and depreciation expense	1,779	1,988	2,230	3,360
Stock-based compensation expense	284	182	1,759	841
Goodwill and intangible asset impairment	—	—	—	11,266
Release of acquisition related contingent liability	—	—	—	(5,820)
Litigation expense	—	—	—	11,188

Total adjustments	4,554	8,184	11,576	23,735

Adjusted EBITDA	$8,626	$17,839	$20,505	$28,259

(7)	We conducted a recapitalization in July 2012. Please see Note 16 to our consolidated financial statements for additional information regarding this transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the leading cloud-based software platform powering the intelligently connected home. We have pioneered the development of technology that makes the connected home broadly accessible to consumers and fundamentally changed the way they interact with their homes and businesses. Our multi-tenant software-as-a-service, or SaaS, platform allows home and business owners to intelligently secure and manage their properties and remotely interact with a broad array of connected devices through a single, intuitive interface. Our connected home platform currently has more than 2 million residential and small business subscribers, connects to more than 20 million devices, and processed more than 15 billion data points generated by those subscribers and devices in the last year alone, making Alarm.com the largest connected home platform.

Our solutions are sold through an established network of over 4,000 trusted service providers, who are experts at selling, installing and supporting connected home solutions. Our technology platform was purpose-built for the connected home ecosystem, including the consumers who use it, the service providers who sell, install and support it and the hardware partners who integrate their connected devices. Our solutions are used by both home and small business owners, and we refer to this market as the connected home market.

We generate most of our revenue by selling solutions that enable homeowners and small business owners to intelligently connect, control and automate their properties, providing increased security, awareness and efficiency to their home or business through our subscription offering. Subscription revenue represented 49%, 58% and 63% of our revenue in 2011, 2012 and 2013, respectively. This comprehensive solution primarily includes Intelligent Automation, Interactive Security, Video Monitoring and Energy Management, which can be integrated together or provided on a standalone basis. Our established service provider network sells our SaaS solution and hardware products to residential and commercial end user customers, which we refer to as our subscribers. As of April 30, 2014, we had over 2 million subscribers, a substantial majority of which were residential.

We also generate revenue from the sale of hardware that enables our solutions, including cellular radio modules, video cameras, image sensors and peripherals. We have a rich history of innovation in cellular technology that enables our robust subscription offering. Hardware and other revenue represented 51%, 42% and 37% of our revenue in 2011, 2012 and 2013, respectively. We expect hardware and other revenue to continue to decline as a percentage of total revenue as we continue to grow our subscriber base.

We were founded in 2000 and set out to revolutionize the way people secure and interact with their homes and small businesses. In the decade before we launched our first solution in 2003, the security industry had been slow to innovate or adopt emerging technologies. We identified an opportunity to apply new technology, in this case two-way wireless data transmission, cloud computing technologies, and the rapid growth of Internet usage, to disrupt legacy security applications and from there built our technology to capitalize on the connected home opportunity. We believe we were the first company to launch a SaaS platform providing an interactive home security solution. In 2006, we transitioned our solution to the cellular wireless network to broaden our coverage footprint and utilize the most reliable channel available to offer our services. In 2010, we further expanded our intelligent, connected home and business platform to include our energy management and other home and business automation features. Over this period, we have established a cloud-based platform that supports a large variety of devices and communications protocols enabling continued scalability of our solution as technology and consumer preferences continue to evolve. We have also developed innovative and novel hardware components and devices, like our cellular communication module and image sensors, to efficiently deliver our connected home solutions at scale and rapidly introduce new features and capabilities. We believe this combination of our innovative hardware enabling our cloud-based connected home platform is a strategic advantage. We also partner with an ecosystem of hardware manufacturers for the breadth of devices connected on our platform.

To date, nearly all of our revenue growth has been organic. As part of our development efforts we make investments in companies that are developing technology complementary to our offerings and we continue to invest in developing new offerings for markets adjacent to our current markets.

We have experienced significant revenue and subscriber growth over the past three years. Our revenue increased from $65.1 million in 2011 to $96.5 million in 2012 and to $130.2 million in 2013. Our subscription revenue increased from $32.2 million in 2011, to $55.7 million in 2012 and to $82.6 million in 2013. Our subscriber base increased from 856,000 subscribers in 2011 to 1.9 million in 2013, representing a compound annual growth rate of 49%. We generated net income of $9.7 million in 2011, $8.9 million in 2012 and $4.5 million in 2013, and Adjusted EBITDA, a non-GAAP measurement of operating performance, of $17.8 million in 2011, $20.5 million in 2012 and $28.3 million in 2013. Please see footnote 6 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measurement, for 2011, 2012 and 2013.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, primarily driven by the following factors:

•	Service Provider Network. We have developed a network of over 4,000 service providers that sell, install and service our solutions. Our existing base of service providers represent over 30% of the estimated 13,000 security dealers in North America according to Parks Associates. Over the last decade, we have built an infrastructure that supports our service providers through sales and marketing tools, training, technical support, and access to aggregated data that helps service providers improve the performance of their business through targeting new customers, improving customer retention rates, and upselling new features. We intend to continue to invest in solutions that we believe will assist our service providers to grow their businesses by driving the creation of new subscribers as the overall connected home market expands. Additionally, we will leverage our sales and marketing efforts to grow our service provider base.

•

Subscriber Growth.  Our subscriber base is a key indicator of our market penetration, growth and future revenue. We believe that we are positioned for future growth and that we have an opportunity to continue expanding our subscriber base in the coming years. In the United States alone, according to Parks Associates, smart home controller penetration was only at

2.2% of households in 2013. We believe there is an opportunity for penetration rates to significantly increase, largely driven by the mass market adoption of connected home solutions. The number of new subscribers signed may vary period to period for several reasons, including the effects of seasonality on our business due to a subset of our service providers who use a summer sales business model where they substantially increase the size of their sales force and execute the majority of their sales over the summer months.

•	Adoption of Connected Home Solutions. We believe there is significant opportunity to increase the adoption rate of our intelligent home and business automation features. As of December 31, 2013, approximately one quarter of our subscribers have adopted two or more of our solutions, typically our interactive security solution combined with one of our other solutions. Subscribers who have adopted these other solutions are more engaged, have lower churn rates and generate a higher customer lifetime value for our service providers and for us. We also expect to be able to develop new features for sale and cross-sale as more devices are connected through our platform and more data is captured by our platform.

•	Investing in Growth. We will continue to focus on long-term revenue growth. We believe that our market opportunity is large and underpenetrated and we will continue to invest significantly in sales and marketing to grow our service provider and subscriber base, drive additional revenue and grow internationally. We also expect to invest in research and development to enhance our platform and develop complementary solutions. To support our expected growth and our operation as a public company, we plan to invest in other operational and administrative functions. We expect to use the proceeds from this offering to fund these growth strategies.

Key Metrics

We use the following key business metrics to help us monitor the performance of our business and to identify trends affecting our business: our number of subscribers, our subscription revenue renewal rate, and Adjusted EBITDA. We believe these metrics are useful to understanding the underlying trends in our business. The following table summarizes our key operating metrics for 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Number of Subscribers at Year End	856,000	1,330,000	1,902,000

Subscription Revenue Renewal Rate	94%	94%	93%

Adjusted EBITDA	$17,839	$20,505	$28,259

Number of Subscribers

We believe that the number of subscribers using our connected home solutions and our ability to expand our subscriber base is an indicator of the productivity of our service providers, the demand for our connected home solutions, and the pace at which the market for connected home solutions is growing. We define our subscribers as the number of residential or commercial properties to which we are delivering at least one of our solutions. A subscriber who subscribes to one of our service level packages as well as one or more of our a la carte add-ons is counted as one subscriber. The number of subscribers represents our number of subscribers, rounded to the nearest thousand, on the last day of the applicable year.

We classify our subscribers into two groups: standard subscribers, which represented approximately two-thirds of our total subscriber base as of December 31, 2013, and other subscribers, which represented approximately one-third of our total subscriber base as of the same date. For our standard subscribers, our service providers pay us on a per subscriber basis for access to our cloud-based connected home solution, to provide a supervised cellular network service to the home or business, and to deliver an enterprise back-end software service. Our other subscribers are comprised of: subscribers where we license our intellectual property, or IP subscriber, to a service provider on a monthly fee per subscriber basis, and carrier operated subscribers where the service provider utilizes its own cellular network or partners with a cellular network provider. As we continue to expand our business into new markets or acquire businesses with different business models as was the case with our acquisition of EnergyHub, in the future our other subscribers may include subscribers where we offer a basic service for no monthly fee with the option to upgrade to a premium service for a monthly fee or where the subscriber generates revenue by other means. We anticipate future subscriber growth will be generated by both standard and other subscribers, and we expect that in the near term the majority of our new subscribers will be standard subscribers.

Subscription Revenue Renewal Rate

We measure our subscription revenue renewal rate for a given period by dividing (a) the total subscription revenue recognized during the period from subscribers who were subscribers on the first day of the period, by (b) total subscription revenue we would have recognized during the period from those same subscribers assuming no terminations, or service level upgrades or downgrades. Our subscription revenue renewal rate is expressed as an annualized percentage. We believe that subscription revenue renewal rate allows us to measure our ability to retain and grow our SaaS revenue and serves as an indicator of the lifetime value of our subscriber base.

Adjusted EBITDA

Adjusted EBITDA represents our net income before interest and other expense, income tax expense, amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges, gain from the release of an acquisition-related contingent liability and legal costs incurred in connection with certain historical intellectual property litigation. We do not consider these items to be indicative of our core operating performance. The items which are non-cash include amortization and depreciation expense, stock-based compensation expense, goodwill and intangible impairment charges and gain from the release of an acquisition-related contingent liability.

Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends and generate future operating plans, make strategic decisions regarding the allocation of capital, and investments in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis and, in the case of exclusion of acquisition-related adjustments and certain historical legal expenses, excludes items that we do not consider to be indicative of our core operating performance. Adjusted EBITDA is not a measure calculated in accordance with GAAP. Please see footnote 6 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measurement, for 2011, 2012 and 2013.

Basis of Presentation

The key elements of our operating results include:

Revenue

We generate revenue primarily through the sale of subscriptions to our cloud-based connected home platform through our service provider channel. We also generate revenue from the sale of hardware products that enable our solution.

Subscription Revenue

We generate our subscription revenue primarily from monthly fees charged to our service providers sold on a per subscriber basis for access to our cloud-based connected home platform and related solutions. Our fees per subscriber vary based upon the service plan and features utilized. We enter into contracts with our service providers that establish our pricing as well as other business terms and conditions. These contracts typically have an initial term of one year, with subsequent annual renewal terms. Our service providers typically enter into underlying contracts with their end-user customers, which we refer to as our subscribers, for their customers’ use of our solution. Our service providers have indicated that those contracts generally range from three to five years in length.

We offer multiple service level packages for our solutions, including integrated solutions and a range of ala carte add-ons for additional features, such as video as a service or a connected thermostat. The price paid by our service providers each month for the delivery of our solutions is based on the combination of packages and add-ons enabled for each subscriber. We utilize tiered pricing plans where our service providers may receive pricing discounts driven by achieving and maintaining new subscriber creation rates, which represents the number of new subscribers they have added to our platform in a given period. Any such discounts are applied only to new subscribers that the service provider activates on a prospective basis. We recognize our subscription revenue on a monthly basis as we deliver our solutions to a subscriber. We classify our subscribers into two groups, standard subscribers and other subscribers. In general, our standard subscribers generate a higher monthly fee as compared to our other subscribers because standard subscribers utilize more of our solutions, including our supervised cellular network services. However, our standard subscribers generally generate a higher cost of sales as compared to our other subscribers because we bear the cost of payments to wireless network providers. Our subscription revenue is expected to increase in absolute dollars to the extent we increase the number of our subscribers. We anticipate future subscriber growth will be generated by both standard and other subscribers, and we expect that in the near term the majority of our new subscribers will be standard subscribers. However, in the near term we also expect that the absolute number of IP subscribers within our other subscribers will increase which will result in a lower subscription revenue growth rate. We entered into a license agreement in November 2013 with one of our largest service providers pursuant to which we granted a license to use the intellectual property associated with our connected home solutions. Pursuant to this arrangement, this service provider will transition from selling our solutions directly to its customers to selling its own home automation product to its new customers, and we will receive less revenue on a per subscriber basis from this service provider as compared to our overall subscriber base. Additionally, subscription revenue is expected to increase as a percentage of total revenue as we expect subscription revenue to grow at a higher rate than hardware and other revenue as our subscriber base grows.

Hardware and Other Revenue

We generate hardware and other revenue primarily from the sale of cellular radio modules that provide access to our cloud-based platform and, to a lesser extent, the sale of other devices, including video cameras, image sensors and other peripherals. We sell hardware to our service providers as well as distributors. The purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of our platform services. We recognize hardware and other revenue when the hardware is delivered to our service providers or distributors, net of a reserve for estimated returns. Our terms for hardware sales typically allow service providers to return hardware up to one year past the date of original sale. We expect our hardware and other revenue to remain flat in the short term but increase in the longer term as we expect the volume of sales of our cellular radio modules to increase as we support new lines of control panels as well as from the expected increase in the number of devices installed per home or business. We expect hardware and other revenue to decrease as a percent of total revenue as we anticipate such revenue to grow at a lower rate than subscription revenue.

Hardware and other revenue also includes activation fees charged to service providers for activation of a subscriber account on our platform. We record activation fees initially as deferred revenue and we recognize these fees on a straight-line basis over an estimated life of the subscriber relationship, which is currently ten years. Hardware and other revenue also includes fees paid by service providers for lead referrals.

Cost of Revenue

Our cost of subscription revenue primarily includes the amounts paid to wireless network providers and, to a lesser extent, the costs of running our network operating centers. Our cost of hardware and other revenue primarily includes cost of raw materials and amounts paid to our third-party manufacturer for production and fulfillment of our cellular radio modules and image sensors, and procurement costs for our video cameras, which we purchase from an original equipment manufacturer, and other devices.

We record the cost of subscription revenue as expenses are incurred, which corresponds to the delivery period of our subscription services to our subscribers. We record the cost of hardware and other revenue when the hardware and other services are delivered to the service provider, which is when title transfers. Our cost of revenue excludes amortization and depreciation.

To the extent that we are able to increase revenue without increasing cost of revenue on a percentage basis, we intend to invest those cost efficiencies back into growing our subscriber base.

Operating Expenses

Our operating expenses consist of sales and marketing, general and administrative, research and development, and amortization and depreciation expenses. Salaries, bonuses, stock-based compensation, benefits and other personnel related costs are the most significant components of each of these expense categories. We include stock-based compensation expense in connection with the grant of stock options in the applicable operating expense category based on the respective equity award recipient’s function. We grew from 68 employees at January 1, 2011 to 253 employees at December 31, 2013, and we expect to continue to hire new employees to support future growth of our business.

Sales and Marketing Expense.  Sales and marketing expense consists primarily of personnel and related expenses for our sales, account management, service provider and sales support and marketing teams, including salaries, bonuses, stock-based compensation, benefits, travel, and commissions.

The number of employees in sales and marketing functions grew from 16 at January 1, 2011 to 102 at December 31, 2013. We expect to continue to invest in our sales and marketing activities to expand our business both domestically and internationally and, as a result, expect our sales and marketing expense to increase in absolute dollars and as a percentage of our total revenue in the short term. We intend to increase the size of our sales force to provide additional support to our existing service provider base to drive their productivity in selling our solutions as well as to enroll new service providers in North America and in international markets. We also intend to increase our marketing spend to support our service providers’ efforts to enroll new subscribers and to enable our service providers to expand the adoption of our solutions.

General and Administrative Expense.  General and administrative expense consists primarily of personnel and related expenses for our administrative, legal, information technology, human resources, finance and accounting personnel, including salaries, bonuses, stock-based compensation, benefits and other personnel costs. Additional expenses included in this category are legal costs incurred to defend and license our intellectual property and non-personnel costs, such as travel related expenses, rent, subcontracting and professional fees, audit fees, tax services, as well as insurance expenses. Also included in general and administrative expenses are valuation gains or losses on contingent liabilities and goodwill and intangible assets arising from acquisitions.

The number of employees in general and administrative functions grew from 20 at January 1, 2011 to 34 at December 31, 2013. We expect our general and administrative expense to decrease on absolute dollar basis and as a percentage of our total revenue in 2014 due to the settlement of certain intellectual property litigation we initiated against a third party with respect to which we incurred approximately $11.2 million in legal fees in 2013. We anticipate that we will incur additional costs for personnel and professional services related to preparation to become and operate as a public company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees and expenses and costs associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function. Additionally, we expect to relocate our corporate quarters as our existing office space will not accommodate our anticipated growth in headcount. We will likely relocate our headquarters before our current lease expires in May 2016. We expect that our facilities expenses will increase in the near term as we expand the amount of square footage under lease. We may also incur additional expenses if we move our headquarters to a commercial space with a higher rental rate, and if we are unable to sublease our current headquarters.

Research and Development Expense.  Research and development expense consists primarily of personnel and related expenses for our employees working on our product development and software and device engineering teams, including salaries, bonuses, stock-based compensation, benefits and other personnel costs. Also included are non-personnel costs such as consulting and professional fees to third-party development resources.

The number of employees in research and development functions grew from 32 at January 1, 2011 to 117 at December 31, 2013. Our research and development efforts are focused on innovating new features and enhancing the functionality of our platform and the solutions we offer to our service providers and our subscribers. We will also continue to invest in our efforts to extend our platform to adjacent markets internationally. We expect research and development expenses to continue to increase on an absolute basis and as a percentage of revenue in the short term as our ability to continue to innovate is critical to maintaining our competitive position.

Amortization and Depreciation Expense.  Amortization and depreciation expense primarily consists of amortization of intangible assets originating from our acquisitions as well as our internally-developed capitalized software. Our depreciation expense is related to investments in property and equipment. Acquired intangible assets include developed technology, customer related intangibles, trademarks and trade names. We expect that in the near term that amortization and depreciation may fluctuate based on our acquisition activity, development of our platform and capitalized expenditures.

Interest Income / (Expense), Net

Interest income / (expense), net primarily consists of interest income earned on our cash and cash equivalents as well as interest expense associated with our debt facilities.

Other Income / (Expense), Net

Other income / (expense), net consists of our portion of the income or loss with respect to minority investments by us in other businesses and interest incurred on outstanding borrowings under our debt obligations.

Provision for Income Taxes

We are subject to U.S. federal, state and local income taxes as well as foreign income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. Our effective tax rate for the year ended December 31, 2013 differs from the statutory rate primarily due to the tax impact of state taxes, goodwill impairment, non-deductible transaction costs, and non-deductible meals and entertainment, all unfavorably impacting our rate, which were fully offset by a non-taxable gain on the release of an acquisition-related contingent liability. (See Note 15 to the accompanying consolidated financial statements).

Results of Operations

The following table sets forth our selected consolidated statements of operations data:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Subscription revenue	$32,161	$55,655	$82,620
Hardware and other revenue	32,898	40,820	47,602

Total revenue	65,059	96,475	130,222
Cost of revenue:(1)
Cost of subscription revenue	8,051	12,681	16,476
Cost of hardware and other revenue	21,102	28,773	38,482

Total cost of revenue	29,153	41,454	54,958
Operating expenses:
Sales and marketing(2)	5,819	13,232	21,467
General and administrative(2)	6,817	14,099	29,928
Research and development(2)	5,613	8,944	13,085
Amortization and depreciation	1,988	2,230	3,360

Total operating expenses	20,237	38,505	67,840

Operating income	15,669	16,516	7,424
Interest income / (expense), net	1	(307)	(100)
Other income / (expense), net	—	—	(112)

Income before income taxes	15,670	16,209	7,212
Provision for income taxes	6,015	7,280	2,688

Net income	$9,655	$8,929	$4,524

(1)	Excludes amortization and deprecation.

(2)	Operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Stock-based compensation expense data:
Sales and marketing	$39	$196	$102
General and administrative	89	418	495
Research and development	54	1,145	244

Total stock-based compensation expense	$182	$1,759	$841

The following table sets forth our selected consolidated statements of operations data expressed as a percentage of total revenue:

	Year Ended December 31,
	2011	2012	2013
Consolidated Statements of Operations Data (as a percentage of total revenue):
Revenue:
Subscription revenue	49%	58%	63%
Hardware and other revenue	51	42	37

Total revenue	100	100	100
Cost of revenue: (1)
Cost of subscription revenue	12	13	13
Cost of hardware and other revenue	32	30	30

Total cost of revenue	45	43	42
Operating expenses:
Sales and marketing	9	14	16
General and administrative	10	15	23
Research and development	9	9	10
Amortization and depreciation	3	2	3

Total operating expenses	31	40	52

Operating Income
Interest income / (expense), net	—	—	—
Other income / (expense), net	—	—	—

Income before provision for income taxes	24	17	6
Provision for income taxes	9	8	2

Net income	15%	9%	3%

(1)	Excludes amortization and depreciation.

The following table sets forth the components of cost of revenue as a percentage of revenue:

	Year Ended December 31,
	2011	2012	2013
Cost of subscription revenue as a percentage of subscription revenue	25%	23%	20%
Cost of hardware and other revenue as a percentage of hardware and other revenue	64%	70%	81%
Total cost of revenue as a percentage of total revenue	45%	43%	42%

Comparison of Years Ended December 31, 2013 to December 31, 2012 and December 31, 2012 to December 31, 2011

Revenue

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Revenue
Subscription revenue	$32,161	$55,655	$82,620	73%	48%
Hardware and other revenue	32,898	40,820	47,602	24%	17%

Total revenue	$65,059	$96,475	$130,222	48%	35%

2013 Compared to 2012

The increase in total revenue from 2012 to 2013 was primarily the result of a $27.0 million, or 48%, increase in our subscription revenue and a $6.8 million, or 17%, increase in our hardware and other revenue. The increase in our subscription revenue from 2012 to 2013 was primarily attributable to growth in our subscriber base, including the full year revenue impact from subscribers we added in 2012, as well as the increase of our subscriber base from 1.3 million subscribers on December 31, 2012 to 1.9 million subscribers on December 31, 2013. The increase in our hardware and other revenue from 2012 to 2013 was primarily attributable to a $4.6 million increase in revenue from sales of video cameras which resulted from a 48% increase in the volume of video cameras sold as well as an increase in the average price paid per video camera and to a lesser extent, an increase in the volume of sales of our cellular radio modules.

2012 Compared to 2011

The increase in total revenue from 2011 to 2012 was primarily the result of a $23.5 million, or 73%, increase in our subscription revenue and a $7.9 million, or 24%, increase in our hardware and other revenue. The increase in our subscription revenue from 2011 to 2012 was primarily attributable to growth in our subscriber base, specifically recognizing including the full year revenue impact from subscribers we added in 2011, as well as the increase of our subscriber base from 0.9 million subscribers on December 31, 2011 to 1.3 million subscribers on December 31, 2012. The increase in our hardware and other revenue from 2011 to 2012 was primarily attributable to a $3.8 million increase in revenue from sales of video cameras which resulted from a 115% increase in the volume of video cameras sold, and to a lesser extent, an increase in the volume of sales of our cellular radio modules and image sensors.

Cost of Revenue

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Cost of revenue(1)
Cost of subscription revenue	$8,051	$12,681	$16,476	58%	30%
Cost of hardware and other revenue	21,102	28,773	38,482	36%	34%

Total cost of revenue	$29,153	$41,454	$54,958	42%	33%

(1)	Excludes amortization and depreciation.

2013 Compared to 2012

The increase in cost of revenue from 2012 to 2013 was primarily the result of a $9.7 million increase in hardware costs and a $3.8 million increase in subscription costs. The increase in subscription costs from 2012 to 2013 related primarily to our higher subscription revenue partially offset by lower average carrier costs per subscriber. The increase in hardware and other costs from 2012 to 2013 related primarily to our higher hardware and other revenue as well as slightly higher average cost per unit for our cellular radio modules due to our release of our 3G enabled cellular radios.

2012 Compared to 2011

The increase in cost of revenue from 2011 to 2012 was primarily the result of a $7.7 million increase in hardware costs and a $4.6 million increase in subscription costs. The increase in subscription costs from 2011 to 2012 related primarily to our higher subscription revenue partially offset by lower average carrier costs per subscriber. The increase in hardware and other costs from 2011 to 2012 was primarily due to our higher hardware and other revenue and, to a lesser extent, an increase in the average cost per unit for our cellular radio modules.

Sales and Marketing Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Sales and marketing	$5,819	$13,232	$21,467	127%	62%
% of total revenue	9%	14%	16%

2013 Compared to 2012

The increase in sales and marketing expense from 2012 to 2013 was primarily due to a $4.6 million increase in advertising and marketing costs from increased consumer marketing activities and additional agency fees, as well as additional sales and marketing efforts to support our service providers, including costs associated with industry conferences. In addition, due to an increase in the number of employees in our sales force, service provider and sales support and marketing teams from 67 at December 31, 2012 to 102 at December 31, 2013 to support these initiatives, our personnel and related costs, including salary, benefits, stock-based compensation and employee travel expense, increased $4.2 million over the same period. Sales and marketing expense in 2013 also included a $0.5 million increase due to activities related to our start-up initiatives.

2012 Compared to 2011

The increase in sales and marketing expense from 2011 to 2012 was primarily due to a $3.3 million increase in advertising and marketing costs from additional agency fees, as well as additional sales and marketing efforts to support our service providers. In addition, due to an increase in the number of employees in our sales force, service provider and sales support and marketing teams from 43 at December 31, 2011 to 67 at December 31, 2012, to support these initiatives, our personnel and related costs, including salary, benefits, stock-based compensation and employee travel expense, increased $3.0 million over the same period. Sales and marketing expense in 2012 also included a $0.7 million increase due to activities related to our start-up initiatives.

General and Administrative Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
General and administrative	$6,817	$14,099	$29,928	107%	112%
% of total revenue	10%	15%	23%

2013 Compared to 2012

The increase in general and administrative expense from 2012 to 2013 was primarily due to $11.2 million of legal expenses related to intellectual property litigation we initiated in 2013 and settled in early 2014 and a $11.3 million loss on goodwill and intangible asset impairment related to our EnergyHub acquisition, partially offset by a $5.8 million gain on the release of a contingent earn-out liability related to the acquisition. Exclusive of these amounts, general and administrative expense decreased by $0.8 million, from $14.1 million in 2012 to $13.3 million in 2013, primarily from decreases in fees to professionals to support our administrative functions and decreases in discretionary compensation. General and administrative expense in 2013 also increased $1.9 million due to activities related to our start-up initiatives.

2012 Compared to 2011

The increase in general and administrative expense from 2011 to 2012 was primarily due to a warrant termination payment of $3.1 million, which we recorded as compensation expense, and legal and professional services fees which increased by $2.5 million due to our recapitalization in July 2012. General and administrative expense in 2012 also included a $0.4 million increase due to activities related to our start-up initiatives.

Research and Development Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Research and development	$5,613	$8,944	$13,085	59%	46%
% of total revenue	9%	9%	10%

2013 Compared to 2012

The increase in research and development expense from 2012 to 2013 was primarily due to a $2.9 million increase in salary and related costs due to growth in the number of employees in research and development functions, which increased from 78 at December 31, 2012 to 117 at December 31, 2013. Research and development expense in 2013 also increased by $1.1 million primarily related to personnel and related expense for our start-up initiatives.

2012 Compared to 2011

The increase in research and development expense from 2011 to 2012 was primarily due to a $3.1 million increase in salary and related costs due to growth in the number of employees in research and development functions, which increased from 48 at December 31, 2011 to 78 at December 31, 2012. Research and development expense in 2012 also increased by $0.5 million primarily related to personnel and related expenses for our start-up initiatives.

Amortization and Depreciation Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Amortization and depreciation	$1,988	$2,230	$3,360	12%	51%
% of total revenue	3%	2%	3%

2013 Compared to 2012

The increase in depreciation and amortization expense from 2012 to 2013 was primarily due to a $0.6 million increase in amortization expense related to customer related intangibles, developed technology and trade name intangibles arising from the acquisition of EnergyHub in May 2013, and a $0.4 million increase in leasehold improvement and computer depreciation from the expansion of our headquarters to accommodate our growth in headcount, as well as the purchase of equipment for our network operations centers.

2012 Compared to 2011

The increase in amortization and depreciation expense from 2011 to 2012 was primarily due to capital expenditures due to the growth of our operations and employee base.

Interest Income / (Expense), Net

	Year Ended December 31,						% Change
	2011		2012		2013		2012 vs. 2011		2013 vs. 2012
	(in thousands)
Interest income / (expense), net(1)	$1		$(307)		$(100)		NM	%	NM	%
% of total revenue(1)	NM	%	NM	%	NM	%

(1)	Not meaningful.

2013 Compared to 2012

The decrease in interest expense, net was due to lower average borrowings outstanding as well as interest income of $0.1 million earned on notes receivable outstanding during 2013.

2012 Compared to 2011

The increase in interest expense, net was due to higher average borrowings outstanding during 2012. We did not have any borrowings outstanding from January 1, 2011 through December 20, 2011, on which date we incurred $10.0 million in debt.

Other Income / (Expense), Net

	Year Ended December 31,						% Change
	2011		2012		2013		2012 vs. 2011		2013 vs. 2012
	(in thousands)
Other income / (expense), net	$—		$—		$(112)		NM	%	NM	%
% of total revenue	NM	%	NM	%	NM	%

2013 Compared to 2012

The increase in other income/(expense) was due to a minority investment by us in another business that is in the start-up phase of its operations. We expect that this investment will continue to incur losses. We did not have any such investments in 2011.

Provision for Income Taxes

	Year Ended December 31,			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(in thousands)
Provision for income taxes	$6,015	$7,280	$2,688	21%	(63)%
% of total revenue	9%	8%	2%

2013 Compared to 2012

Our effective tax rate decreased from 45% in 2012 to 37% in 2013, primarily due to non-deductible transaction costs incurred during 2012, accounting for approximately 6% of the 2012 effective tax rate. Items unfavorably impacting the 2013 rate included non-deductible goodwill impairment and non-deductible meals and entertainment, which were fully offset by a non-taxable gain on the release of an acquisition-related contingent liability.

2012 Compared to 2011

Our effective tax rate increased from 38% in 2011 to 45% in 2012, primarily due to non-deductible transaction costs incurred during 2012 related to the sale of our Series B preferred stock and related equity restructuring in 2012.

Segment Information

We have two reportable segments: Alarm.com and Other, as determined by the information that our chief executive officer, who is our chief operating decision maker, uses to make strategic goals and operating decisions. Our Alarm.com segment represents our cloud-based platform for the connected home and related connected home solutions. This segment contributed over 99% of our revenue in each of 2011, 2012 and 2013. Our Other segment includes the results of EnergyHub, an energy efficiency and demand response service provider we acquired in May 2013, as well as start-up initiatives focused on researching and developing home and commercial automation, energy management and independent living products and services in adjacent markets. See Note 18 to our consolidated financial statements for additional information with respect to our reportable operating segments. The consolidated subsidiaries that make up our Other segment are in the investment stage and have incurred significant operating expenses relative to their revenue. Included in our Other segment in 2013 is an $11.3 million impairment of EnergyHub’s goodwill and intangibles partially offset by a $5.8 million gain on the release of an earn-out contingent consideration liability. Our Other segment grew from 6 employees at January 1, 2011 to 35 employees at December 31, 2013.

	Year Ended December 31,
Segment Information	2011			2012			2013
(in thousands)	Alarm.com	Other	Total	Alarm.com	Other	Total	Alarm.com	Other	Total
Revenue	$65,059	—	$65,059	$96,372	$103	$96,475	$129,014	$1,208	$130,222
Operating expenses	19,082	1,155	20,237	35,529	2,976	38,505	55,340	12,500	67,840

Liquidity and Capital Resources

Working Capital, Excluding Deferred Revenue

The following table summarizes our cash, cash equivalents, accounts receivable and working capital, which we define as current assets minus current liabilities excluding deferred revenue, for the periods indicated:

	As of December 31,
	2012	2013
	(in thousands)
Cash and cash equivalents	$41,920	$33,583
Accounts receivable, net	10,246	16,579
Working capital, excluding deferred revenue	40,739	33,821

Our cash and cash equivalents as of December 31, 2013 are available for working capital purposes. We do not enter into investments for trading purposes, and our investment policy is to invest any excess cash in short term, highly liquid investments that limit the risk of principal loss; therefore, our cash and cash equivalents are held in demand deposit accounts that generate very low returns.

Working Capital and Capital Expenditure Requirements

We believe our existing cash and cash equivalents and our future cash flows from operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Over the next twelve months, we expect our capital expenditure requirements to be approximately $9 million to $11 million, including approximately $6 million to $8 million anticipated for leasehold improvements related to our intention to relocate our corporate headquarters. Our future working capital and capital expenditure requirements will depend on many factors, including the rate of our revenue growth, the amount and timing of our investments in human resources and capital equipment, future acquisitions and investments, and the timing and extent of our introduction of new solutions and platform and solution enhancements. To the extent our cash and cash equivalents and cash flows from operating activities are insufficient to fund our future activities, we may need to borrow additional funds through our bank credit arrangements or raise funds from public or private equity or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would likely have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing would be dilutive to our stockholders.

Sources of Liquidity

As of December 31, 2013, we had $33.6 million in cash and cash equivalents. We consider all highly liquid instruments purchased with an original maturity from the date of purchase of three months or less to be cash equivalents.

To date, we have principally financed our operations through cash generated by operating activities and, to a lesser extent, from the sale of capital stock. We have raised $25.8 million in net cash primarily from the sale of preferred stock and, to a lesser extent, from the proceeds of sales of common stock and stock option exercises.

In May 2014, we entered into a $50 million revolving credit facility, or the 2014 facility, with SVB, as administrative agent, and a syndicate of lenders to finance working capital and certain permitted acquisitions and investments. As of May 8, 2014, $6.7 million was outstanding on the 2014 facility and was used to repay debt outstanding under our term loan facility with SVB that was terminated on the same day, and $43.3 million remained available for borrowing under the 2014 facility as of such date. The 2014 facility contains various financial and other covenants that require us to maintain a maximum consolidated coverage ratio and a fixed charge coverage ratio, and limit our capacity to incur other indebtedness, liens, make certain payments including dividends, and enter into other transactions. The 2014 facility is secured by substantially all of our assets, including our intellectual property. As of May 8, 2014, we were in compliance with all covenants under the 2014 facility. The 2014 facility is discussed in more detail below under “—Debt Obligations.”

Historical Cash Flows

The following table sets forth our cash flows for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cash flows from operating activities	$13,610	$16,123	$10,654

Cash flows (used in) investing activities	(2,302)	(2,808)	(18,431)

Cash flows (used in) / from financing activities	(8,965)	11,788	(560)

Operating Activities

Cash flows from operating activities have typically been generated from our net income and by changes in our operating assets and liabilities, particularly from accounts receivable and accounts payable and accrued expenses, adjusted for non-cash expense items such as amortization of intangibles, and a reserve for hardware product returns.

For 2013, cash flows from operating activities were $10.7 million, a decrease of $5.5 million from 2012, and resulted primarily from cash generated by our $4.5 million of net income and $10.5 million of adjustments for non-cash items. This decrease in cash flows from operating assets and liabilities was primarily the result of increases in accounts receivable due to an increase in sales and higher balances of inventory and other long-term assets at year end. Adjustments for non-cash items included $3.4 million for amortization and depreciation, $1.8 million for reserve for product returns and $11.3 million impairment for goodwill and intangible assets from our EnergyHub acquisition, partially offset by a $5.8 million gain from the release of the contingent liability from the EnergyHub acquisition related earn-out in 2013.

For 2012, cash flows from operating activities were $16.1 million, an increase of $2.5 million compared to 2011, and resulted primarily from cash generated by our $8.9 million net income and $3.7 million of adjustments for non-cash items. Adjustments for non-cash items primarily consisted of $2.2 million for amortization and depreciation, $1.5 million of reserve for product returns and $1.8 million for stock-based compensation. Included in stock-based compensation in 2012 was a $1.4 million charge for the repurchase of common shares held by employees for amounts in excess of fair value as part of the Series B preferred stock transaction and related tender offer where we offered to repurchase a certain number of shares owned by stockholders, including employees who owned shares as a result of option exercises. The increase in cash from operating assets and liabilities was primarily from the increase in cash provided by working capital as the result of an increase in cash collections from subscriber receivables and lower balance of inventory at year end.

For 2011, cash flows from operating activities were $13.6 million, primarily from cash generated by net income of $9.7 million and $3.7 million of adjustments for non-cash items. Adjustments for non-cash items primarily consisted of $2.0 million for amortization and depreciation and $1.1 million of reserve for product returns.

Our allowance for doubtful accounts was $0.5 million, $0.6 million and $0.3 million for 2011, 2012 and 2013, respectively.

Investing Activities

Our investing activities include acquisitions, capital expenditures, minority equity investments in companies, notes receivable issued to companies with offerings complementary to ours, and payments made to license intellectual property. Our capital expenditures have primarily been for general business use, including leasehold improvements as we have expanded our office space to accommodate our growth in headcount, computer equipment used internally, and expansion of our network operations centers.

During 2013, our cash used in investing activities totaled $18.4 million. Of that amount, we paid $8.1 million, net of cash received, to acquire EnergyHub. Additionally, we invested in companies that are complementary, consisting of $4.5 million in investments and $1.5 million in loans. We made these investments to provide capital to these businesses to finance the creation of subscriber accounts, to invest in the development of devices that may connect to our cloud-based platform, or to create solutions that will leverage our cloud platform in adjacent markets. We also paid $2.3 million for capital expenditures.

During 2012, our cash used in investing activities totaled $2.8 million. Of that amount, we paid $1.3 million for capital expenditures, invested $0.3 million in a minority position in a company, used $0.3 million to advance a short-term loan to a company with offerings complementary to ours, net of repayments, and paid $1.0 million to acquire patent licenses.

During 2011, our cash used in investing activities totaled $2.3 million, including $1.1 million used for capital expenditures, and $1.3 million paid to acquire patent licenses.

Financing Activities

Cash generated by financing activities include proceeds from the sale of preferred stock and common stock, borrowings under credit facilities, and proceeds from the issuance of common stock from employee option exercises. Cash used in financing activities includes repurchases of preferred stock and common stock, dividends paid on our preferred stock and common stock, and repayments of debt under our credit facilities.

During 2013, net cash used in financing activities totaled $0.6 million, primarily consisting of $1.5 million in repayments on our prior credit facility, partially offset by $0.8 million in aggregate proceeds from sales of common stock and stock option exercises.

During 2012, net cash provided by financing activities totaled $11.8 million. We generated $136.5 million from the sale of Series B preferred stock. $113.7 million of the proceeds were used to repurchase preferred shares from existing stockholders, $2.2 million of the proceeds were used to repurchase common shares from existing stockholders, $2.6 million was used to pay transaction expenses and $18.0 million was used for general corporate purposes. Additional uses of cash for financing activities in 2012 principally included $8.6 million in dividends paid to holders of preferred stock and common stock, and $1.0 million for repayments on our prior credit facility, partially offset by $0.3 million in aggregate proceeds from sales of common stock and stock option exercises.

During 2011, net cash used in financing activities totaled $9.0 million, including $20.0 million in dividends paid to holders of preferred stock and common stock, partially offset by $10.0 million in borrowings on our prior credit facility and $0.6 million in aggregate proceeds from sales of common stock and stock option exercises.

Debt Obligations

Prior Facility

In February 2010, we entered into a working line of credit through a loan and security agreement with SVB. The loan agreement was first amended in April 2011, and amended a second time in December 2011, which we refer to as the amended loan agreement. Under the terms of the amended loan agreement, we could borrow the lesser of 80% of the face value of our eligible accounts receivable plus 50% of our unrestricted cash and cash equivalents, or $10.0 million. The line of credit accrued interest at a rate equal to SVB’s prime rate when our fixed charge coverage ratio is equal to or greater than 2.50 to 1.00, or SVB’s prime rate plus 0.50% when our fixed charge coverage ratio is less than 2.50 to 1.00. The amended loan agreement required us to maintain a minimum liquidity ratio of 1.00:1.00, as well as a fixed charge coverage ratio of not less than 1.50:1.00. We have made no borrowing against the line of credit and we were in compliance with each of these covenants as of December 31, 2013.

In December 2011, when we entered into the amended loan agreement with SVB, we also put a term loan facility in place and borrowed $10.0 million under the term loan facility that is being repaid in 60 monthly installments of principal and accrued interest. The outstanding principal balance on the term loan accrues interest at a rate equal to either SVB’s prime rate when our fixed charge coverage ratio is equal to or greater than 2.50 to 1.00, or SVB’s prime rate plus 0.75% when our fixed charge coverage ratio is less than 2.50 to 1.00. As of December 31, 2013, the effective interest rate on the term loan was 3.25%. The term loan facility matures on December 1, 2016. As of December 31, 2013, $7.5 million remained outstanding under the term loan facility.

The amended loan agreement required us to comply with certain financial and non-financial covenants, including a requirement to maintain a minimum liquidity ratio of 1.00:1.00, as well as a fixed charge coverage ratio of not less than 1.50:1.00, and we were in compliance with each of these covenants as of December 31, 2013. Our line of credit and term loan facility with SVB was secured by substantially all of our assets, including intellectual property.

2014 Facility

On May 8, 2014, we repaid all of the outstanding principal and interest under the amended loan agreement and replaced this facility with a $50 million revolving credit facility, or the 2014 facility, with SVB, as administrative agent, and a syndicate of lenders. We utilized $6.7 million under this facility to repay in full our indebtedness under the prior facility. The 2014 facility includes an option to increase the borrowing capacity available under the 2014 facility to $75.0 million with the consent of the lenders. The 2014 facility is available to us to finance working capital and certain permitted acquisitions and investments, and is secured by substantially all of our assets, including intellectual property. The 2014 facility matures in May 2017.

The outstanding principal balance on the 2014 facility accrues interest at a rate equal to either (1) the Eurodollar Base Rate, or LIBOR, plus an applicable margin based on our consolidated leverage ratio, or (2) the higher of (a) the Wall Street Journal prime rate and (b) the Federal Funds rate plus 0.50% plus an applicable margin based on our consolidated leverage ratio, or ABR, at our option. Borrowings under LIBOR rates accrue interest at LIBOR plus 2.25%, LIBOR plus 2.5%, and LIBOR plus 2.75% when our consolidated leverage ratio is less than or equal to 1.00:1.00, greater than or equal to 1.00:1.00 but less than 2.00:1.00, and greater than 2.00:1.00, respectively. Borrowings under ABR rates accrue interest at ABR plus 1.25%, ABR plus 1.5%, and ABR plus 1.75% when our consolidated leverage ratio is less than or equal to 1.00:1.00, greater than or equal to 1.00:1.00 but less than 2.00:1.00, and greater than 2.00:1.00, respectively. The 2014 facility also carries an unused line commitment fee of 0.20% to 0.25% depending on our consolidated leverage ratio.

The 2014 facility contains various financial and other covenants that require us to maintain a maximum consolidated leverage ratio not to exceed 2.50:1.00 and a consolidated fixed charge coverage ratio of at least 1.25:1.00. As of May 8, 2014, we were in compliance with all covenants under the 2014 facility.

Contractual Obligations

The following table discloses aggregate information about our material contractual obligations and periods in which payments were due as of December 31, 2013. Future events could cause actual payments to differ from these estimates.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Credit facility; including interest	$2,237	$5,733	$—	$—	$7,970
Operating leases	1,558	2,923	280	—	4,761
Other long-term liabilities	—	169	—	—	169

Total	$3,795	$8,825	$280	$—	$12,900

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Seasonality

We have historically experienced seasonality in our revenue as a result of a subset of our service providers who use a summer sales business model where they substantially increase the size of their sales force and sell the majority of our connected home subscriptions over the summer months. Because a small number of our largest service providers have utilized a summer business model in the past, our revenue has generally been higher in the second and third quarters of the year. As we continue to expand our service provider base and add new service providers who do not rely heavily on a summer business model, we generally expect these seasonal trends to decline and become less prominent in the future.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See Note 2 to our consolidated financial statements for a description of our other significant accounting policies.

Revenue Recognition and Deferred Revenue

We derive our revenue from two primary sources: the sale of subscriptions to our cloud-based connected home platform solutions and the sale of hardware products that enable our solutions. We sell our hardware and platform solutions to service providers that resell our hardware and solutions to end-users, which we refer to as our subscribers. We also sell our hardware to distributors who resell the hardware to service providers. We enter into contracts with our service providers that establish pricing for access to our connected home platform solutions and for the sale of hardware. These contracts typically have an initial term of one year, with subsequent renewal terms of one year. Our service providers typically enter into underlying contracts with our subscribers, which our service providers have indicated range from three to five years in length.

Our hardware includes cellular radio modules that enable access to our cloud-based platform, as well as video cameras, image sensors and other peripherals. Our service providers purchase our hardware in anticipation of installing the hardware in a subscriber’s home or business when they create a new subscriber account, or for use in an existing subscriber’s property. The purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of our platform services. Service providers transact with us to purchase our platform solutions and resell our solutions to a new subscriber, or to upgrade or downgrade the solutions of an existing subscriber, at which time the subscriber’s access to our platform solutions is enabled and the delivery of the services commences.

We recognize revenue with respect to our solutions when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery to the customer, which may be either a service provider, distributor or subscriber; has occurred or service has been rendered;

•	Fees are fixed or determinable; and

•	Collection of the fees is reasonably assured.

We consider a signed contract with a service provider to be persuasive evidence that an agreement exists, and the fees to be fixed and determinable if the fees are contractually agreed to with our service providers. Collectability is evaluated based on a number of factors, including a credit review of new service providers, and the payment history of existing service providers. If collectability is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon the receipt of payment.

Subscription Revenue

We generate our subscription revenue primarily from monthly fees charged to our service providers sold on a per subscriber basis for access to our cloud-based connected home platform and the related solutions. Our fees per subscriber vary upon the service plan and features utilized. We enter into contracts with our service providers that establish our pricing as well as other business terms and conditions. These contracts typically have an initial term of one year, with subsequent renewal terms of one year.

Under negotiated terms in our contractual arrangements with our service providers, we are entitled to, and recognize revenue based on, a subscription fee that is billed in advance of the month of service. We have demonstrated that we can sell our subscription offering on a stand-alone basis, as it can be sold separately from hardware and activation services. As there is no minimum required initial service term nor is there a stated renewal term in our contractual arrangements, we recognize revenue over the period of service, which is monthly. Our service providers incur and pay the same monthly fee per subscriber account for the entire period a subscriber account is active.

We offer multiple service level packages for our solutions, including a range of solutions and a range of a la carte add-ons for additional features, such as video as a service or a connected thermostat. The price paid by our service providers each month for the delivery of our solutions is based on the combination of packages and add-ons enabled for each subscriber. We utilize tiered pricing plans where our service providers may receive pricing discounts driven by achieving and maintaining new subscriber creation rates, which represents the number of new subscribers they have added to our platform in a given period. Any such discounts are applied only to new subscribers that the service provider activates on a prospective basis.

Hardware and Other Revenue

We generate hardware and other revenue primarily from the sale of cellular radio modules that provide access to our cloud-based platform and, to a lesser extent, the sale of other devices, including video cameras, image sensors and peripherals. We recognize hardware and other revenue when the hardware is received by our service provider or distributor, net of a reserve for estimated returns. Our terms for hardware sales to our service providers and distributors typically allow for returns for up to one year. We apply our estimate as a percentage of sales monthly as a reserve against revenue and currently reserve approximately 3–4% of sales to account for this provision. We established this reserve estimate based on our historical data for actual hardware returns. We evaluate our hardware reserve on a quarterly basis or if there is an indication of a significant changes in the pattern of returns. Historically, our returns of hardware have not significantly differed from our estimated reserve.

Hardware and other revenue also includes activation fees charged to service providers for activation of a subscriber account on our platform. Our service providers use services on our platform to assist in the installation of subscribers. This installation marks the beginning of the subscription to our platform and on occasion, we earn activation revenue for fees charged for this service. The activation fee is separately negotiated and specified in our contractual arrangements with our service providers and is charged to the service provider for each subscriber activated on our platform under such arrangement. Activation fees are not offered on a stand-alone basis separate from our subscription offering and are billed and received at the beginning of the subscription arrangement. We record activation fees initially as deferred revenue and we recognize these fees ratably over the expected term of the subscriber account which we estimate is ten years based on our annual attrition rate. The portion of these activation fees included in current and long-term deferred revenue as of our balance sheet date represents the amounts that will be recognized ratably as revenue over the following twelve months, or longer as appropriate, until the ten-year expected term is complete. Hardware and other revenue also includes fees paid by service providers for lead referrals.

Stock-Based Compensation

Stock options awarded to employees, directors and non-employee third parties are measured at fair value at each grant date. We consider what we believe to be comparable publicly traded companies, discounted free cash flows, and an analysis of our enterprise value in estimating the fair value of our common stock. We account for stock-based compensation awards based on the fair value of the award as of the grant date. We recognize stock-based compensation expense using the accelerated attribution method, net of estimated forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche. Options subject to service-based vesting generally vest 20% one year from the date of the grant, and monthly thereafter, over a period of five years.

Stock-based compensation cost is measured on the grant date, based on the estimated fair value of the award using a Black-Scholes pricing model and recognized as an expense over the employee’s requisite service period on an accelerated attribution basis. We recorded stock-based compensation expense of $0.2 million, $1.8 million and $0.8 million for 2011, 2012 and 2013, respectively. At December 31, 2013, we had $5.3 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 1.8 years. We expect to continue to grant stock options in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Key Assumptions

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

In determining the fair value of stock options granted, the following assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicated:

	Years Ended, December 31,
	2011	2012	2013
Volatility	47.4 – 48.1%	53.2 – 54.7%	44.1 – 47.6%
Expected term (years)	6.3	6.3	3.3 – 6.3
Risk-free interest rate	1.2 – 2.0%	0.8 – 0.9%	0.9 – 1.9%
Dividend rate	—	—	—

Common Stock Valuations

The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•	contemporaneous third-party valuations of our company and our securities;

•	our results of operations and other financial metrics;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly-owned companies with similar lines of business and their historical volatility;

•	the prices of shares of our preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock relative to our common stock;

•	external market conditions, both in the United States and globally, that could affect companies in the technology sector;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company; and

•	the current lack of marketability of our common stock as a private company.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of valuations of our common stock. There are significant judgments and estimates inherent in these valuations. If we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense could have differed. Following the closing of this initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at December 31, 2013 was $         million, of which $         million and $         million related to stock options that were vested and unvested, respectively, at that date.

The following table summarizes stock options granted from January 1, 2013 through April 22, 2014:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock (1)
April 22, 2014	102,000	$8.08	$8.08
February 26, 2014	38,850	4.00	8.08
December 30, 2013	380,000	4.00	7.18
December 23, 2013	664,450	4.00	7.18
May 22, 2013	270,000	2.95	4.35

(1)	In the spring of 2014, we undertook retrospective valuations of the fair value of our common stock as of the grant dates and the values reflected in this column represent our estimated fair value per share of common stock in accordance with such retrospective valuations.

Contemporaneous Valuation Approaches

In valuing our common stock, our board of directors determined the equity value of our business by utilizing a combination of two valuation approaches, an income approach and a market approach.

The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the discount rate, the long-term growth rate assumed in the terminal value and the normalized long-term operating margin. To estimate the value of cash flows after the defined projection period, a terminal value, which represents the value of the estimated perpetual cash flows, was also calculated. The horizon value is based upon a perpetuity growth model whereby it is assumed that free cash flows grow into perpetuity at varying declining rates over a set period before stabilizing at a long-term growth rate.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the price investors have paid for publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple and earnings before interest, taxes, amortization and depreciation expense, or EBITDA, multiple when performing valuation assessments under the market approach. When considering which companies to include in our comparable industry peer companies, we focused on U.S.-based publicly traded companies with businesses similar to ours. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including business description, business size, market share, revenue model, development stage and historical results of operations. We then analyzed the business and financial profiles of the selected companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. Several of the comparable industry peer companies are our competitors and are generally larger than us in terms of total revenue and assets.

Historically, the valuation reports prepared for us were based on the income approach. Due to the limited comparability with the guideline firms, a market approach was performed to assess the reasonableness of the income approach conclusions. For valuations starting in December 2013, the valuation reports were prepared using the market approach. For each valuation, the equity value was then allocated to the common stock using the either the Option Pricing Method, or OPM, or the Probability Weighted Expected Return Method, or PWERM.

The OPM treats common stock and convertible preferred stock as call options on a company’s enterprise value with exercise prices based on the liquidation preferences of the convertible preferred stock. Under this method, the common stock only has value if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event. The value assigned to the common stock is the remaining value after preferred stock is liquidated. The OPM prices the call option using the Black-Scholes model. The OPM model is used when the range of possible future outcomes is difficult to predict.

The PWERM relies on a forward-looking analysis to predict the possible future value of the company. Under this method, discrete future outcomes, including initial public offering, or IPO, and non-IPO scenarios, are weighted based on our estimate of the probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution.

For valuations starting in December 2013, we began using the Hybrid Method to determine the common stock value. The Hybrid Method uses similar discrete events as included in the PWERM, but in addition to these discrete events the OPM is also used. The Hybrid Method is useful when certain discrete future outcomes can be predicted but also accounts for less certainty than the OPM model.

February and April 2014 Grants

In estimating the fair value of our common stock in April 2014 to set the exercise price of such options, our board of directors reviewed and considered a contemporaneous valuation analysis for our common stock. Our board of directors determined a fair market value of $8.08, which was retroactively applied to the February 2014 grants for financial reporting purposes, given the short period of time between the valuation dates. The following considerations were used to complete the retrospective valuation using the Hybrid PWERM analysis, which determined an enterprise value: (1) liquidity events were weighted as 60% for an initial public offering and 40% to a merger, acquisition or continuation as a private company, (2) a discount rate of 13.5% based on an estimated cost of capital, (3) a lack of marketability discount of 15.0%, (4) a short term growth rate of 23.4%, (5) a terminal growth rate of 3.0%, (6) benchmark revenue and EBITDA multiples, and (7) an estimated initial public offering date of September 30, 2014. The increase in valuation from December 2013 was primarily driven by changes in management’s assumption regarding the probability of initial public offering.

Retrospective Valuations

In connection with the preparation of the financial statements necessary for the filing of the registration of which this prospectus forms a part, in the Spring of 2014 we undertook retrospective valuations of the fair value of our common stock as of May 2013 and December 2013 for financial reporting purposes. In our retrospective analysis, we utilized the Hybrid Method approach to estimate the enterprise value of our company and the fair value of our common stock in accordance with the Practice Aid.

December 2013 Grants

At the time our board of directors approved the option grants, our board of directors reviewed and considered a contemporaneous valuation for our common stock and determined the estimated fair market value of $4.00 per common share. Subsequently, a retrospective valuation analysis was completed in early 2014 that indicated a fair value per share of common stock of $7.18, which was retroactively applied to the December 2013 grants for financial reporting purposes. The following considerations were used to complete the retrospective valuation using the Hybrid PWERM analysis, which determined an enterprise value: (1) liquidity events were weighted as 40% for an initial public offering and 60% to a merger, acquisition or continuation as a private company, (2) a discount rate of 13.5% based on an estimated cost of capital, (3) a lack of marketability discount of 15.0%, (4) a short term growth rate of 23.4%, (5) a terminal growth rate of 3.0%, (6) benchmark revenue and EBITDA multiples, and (7) and an estimated initial public offering date of September 30, 2014. The increase in valuation from May 2013 was primarily driven by the company’s continued growth and strength of core operating performance, as well as the increase in valuations of peer group companies.

May 2013 Grants

At the time our board of directors approved the option grants, our board of directors reviewed and considered a contemporaneous valuation for our common stock and determined the estimated fair market value of $2.95 per common share. Subsequently, a retrospective valuation analysis was completed in early 2014 that indicated a fair value per share of common stock of $4.35, which was retroactively applied to the May 2013 grants for financial reporting purposes. The following considerations were used to complete the retrospective valuation using the Hybrid PWERM analysis, which determined an enterprise value: (1) liquidity events were weighted as 15% for an initial public offering and 85% to a merger, acquisition or continuation as a private company, (2) a discount rate of 16.5% based on an estimated cost of capital, (3) a lack of marketability discount of 15.0%, (4) a short term growth rate of 23.4%, (5) a terminal growth rate of 3.0%, (6) benchmark revenue and EBITDA multiples, and (7) an estimated initial public offering date of September 30, 2014.

Business Combinations

We are required to allocate the purchase price of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values. Goodwill as of the acquisition date represents the excess of the purchase consideration of an acquired business over the fair value of the underlying net tangible and intangible assets acquired net of liabilities assumed. This allocation and valuation require management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets.

Critical estimates in valuing intangible assets include but are not limited to estimates about future expected cash flows from customer contracts, customer lists, proprietary technology and non-competition agreements, the acquired company’s brand awareness and market position, assumptions about the period of time the brand will continue to be used in our solutions, as well as expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, and discount rates. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Other estimates associated with the accounting for these acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Goodwill and Intangibles

Goodwill represents the excess of (1) the aggregate of the fair value of consideration transferred in a business combination, over (2) the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to annual impairment tests. Goodwill is reviewed for impairment at least annually and is tested at the reporting unit level using a two-step approach. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and step two is required to measure the amount of the impairment, if any. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded to operating expenses in the period the determination is made. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. We perform our annual impairment review of goodwill on October 1 and when a triggering event occurs between annual impairment tests.

In connection with our annual impairment testing, we performed a quantitative review of goodwill of our Alarm.com reporting unit. The estimated fair value of the Alarm.com reporting unit exceeded its carrying value by a margin in excess of 100%.

We determined that a potential strategic partnership agreement which was expected to contribute a material amount of revenue over the earn-out period was no longer expected to be executed. Therefore, EnergyHub’s revenue over the earn-out period was expected to be materially less than originally estimated at the time of the acquisition. Revenue from this potential strategic partnership represented a material percentage of the revenue growth assumptions included in the forecast used to assign fair value to the customer relationships, developed technology and trade name. We considered this to be a triggering event and we prepared a step 1 and step 2 analysis of goodwill and intangibles to determine if an impairment had occurred and the amount of the impairment. Under step one of the impairment analysis, EnergyHub was valued using the discounted cash flow method. To estimate the value of our total invested capital, the debt-free after tax cash flows for EnergyHub were discounted by a required rate of return for an investor. We used the guideline company method to check the reasonableness of this value. The total invested capital was compared to our carrying value to determine whether goodwill was impaired as indicated when the carrying value of EnergyHub is higher than the estimated value. The carrying value of the definite lived intangible assets (customer related, developed technology and trade name intangibles) were compared to the sum of our pre-tax and undiscounted cash flows. The impairment of the goodwill and the intangibles of $11.3 million is recorded in general and administrative expenses for the year ended December 31, 2013 on our consolidated statement of operations.

Accounting for Income Taxes

We account for income taxes under the asset and liability method as required by accounting standards codification, or ASC 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. During 2013, in connection with the EnergyHub acquisition, we acquired significant net operating losses, a deferred tax asset, which we recorded at its expected realizable value. Based on our historical and expected future taxable earnings, we believe it is more likely than not that we will realize all of the benefit of the existing deferred tax assets at December 31, 2011, December 31, 2012, and December 31, 2013. Accordingly, we have not recorded a valuation allowance in any of those years.

We are subject to income taxes in the U.S. and other foreign jurisdictions. Significant judgment is required in evaluating uncertain tax positions. We record uncertain tax positions in accordance with ASC 740-10 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) with respect to those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, as well as to a lesser extent, foreign exchange rates and inflation.

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our credit facilities with SVB. We monitor our cost of borrowing under our various facilities, taking into account our funding requirements, and our expectation for short-term rates in the future. As of December 31, 2013, an increase or decrease in the interest rate on our SVB facilities by 100 basis points would increase or decrease our interest expense by $75,000, respectively.

Foreign Currency Exchange Risk

Substantially all of our revenue and operating expenses are denominated in U.S. dollars, therefore, we do not believe that our exposure to foreign currency exchange risk is material to our business, financial condition or results of operations. If a significant portion of our revenue and operating expenses were to become denominated in currencies other than U.S. dollars, we may not be able to effectively manage this risk, and our business, financial condition and results of operations could be adversely affected by translation and by transactional foreign currency conversions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncements

On February 5, 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to disclose additional information about items reclassified out of accumulated other comprehensive income, or AOCI. The requirements include by component disclosures of changes in AOCI balances along with the related income tax benefit or expense and significant items reclassified out of AOCI. ASU 2013-2 is effective for annual periods, and interim periods within those years, beginning after December 15, 2012, and the amendments are to be applied prospectively. We adopted this pronouncement in the first quarter of 2013 and it did not have a material impact on our financial statements.

On July 18, 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force),” which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss, or NOL, carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. ASU 2013-11 is effective for annual periods, and interim periods within those years, beginning after December 15, 2013. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. While early adoption is permitted, we plan to adopt the new requirements in our reporting for the first quarter of our fiscal year 2014. We do not expect that adoption of this provision will have a material impact on our financial statements as we have no uncertain tax positions as of December 31, 2013.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

We are the leading cloud-based software platform powering the intelligently connected home. We have pioneered the development of technology that makes the connected home broadly accessible to consumers and fundamentally changes the way they interact with their homes and businesses. Our multi-tenant software-as-a-service, or SaaS, platform allows home and business owners to intelligently secure and manage their properties and remotely interact with a broad array of connected devices through a single, intuitive interface. Our connected home platform currently has more than 2 million residential and small business subscribers, connects to more than 20 million devices, and processed more than 15 billion data points generated by those subscribers and devices in the last year alone, making Alarm.com the largest connected home platform.

Our solutions are delivered through an established network of over 4,000 trusted service providers, who are experts at selling, installing and supporting connected home solutions. Our technology platform was purpose built for the connected home ecosystem, including the consumers who use it, the service providers who sell, install and support it and the hardware partners whose connected devices are integrated into the platform. Our solutions are used by both home and small business owners, and we refer to this market as the connected home market.

We invented solutions that connect people in new ways with their property and devices, making them safer, smarter and more efficient. Our platform currently includes four primary solutions, which can be used individually or combined and integrated within a single user interface accessible through the web and mobile apps:

•	Intelligent Automation. Integrated home automation solution that allows users to easily and remotely connect and control devices and systems such as security systems, garage doors, lights, door locks, thermostats, electrical appliances, environmental sensors and other connected devices. The cloud-based platform uses data and sophisticated algorithms to learn activity patterns and recommend intelligent optimizations.

•	Interactive Security. Always-on intelligent security and awareness solution that operates through a dedicated, cellular connection to provide safe, reliable protection and withstand common vulnerabilities like line cuts, power outages and network connectivity issues. The solution includes a powerful mobile app, anytime alerts and customized triggers, and provides 24x7 emergency response through trusted and integrated service providers.

•	Video Monitoring. Video-as-a-service solution delivering on demand viewing, cloud-based video storage and intelligently triggered recording with anytime access. The comprehensive suite of video services includes live streaming, smart clip capture, high definition continuous recording and instant video alerts delivered to users through the web and mobile apps.

•	Energy Management. Sophisticated energy monitoring and management solution for controlling energy consumption and comfort. Web and mobile apps integrate with connected thermostats, power meters, lights, shades and appliances to control devices and manage temperature as well as provide real-time insights into home energy usage and efficiency. The intelligent platform delivers activity-based learning optimization as well as location-based adjustments for effortless energy management.

Homes and businesses are now ripe for reinvention, as most properties lack even basic automation and are still manually controlled. The intersection of four significant technology trends are making the intelligent, connected home now possible: broad adoption of mobile devices, the emergence of the “Internet of Things,” the power of big data and the extensibility of the cloud. Security systems, thermostats, door locks, video cameras, lights, garage doors, appliances and other devices that were once inert now have the potential to become sensor-enabled, intelligent and connected. According to the Consumer Perspectives on Home Automation Reports, in September 2013, 61% of consumers surveyed expressed an interest in home automation, an increase from 37% in December 2012, reflecting consumers’ increasing demand for intuitive, connected and intelligent solutions in their homes and businesses.

Our innovative solutions offer a new experience for home and business owners. Here are some common examples of how subscribers use our platform:

•	A person driving to work gets an alert as soon as she is a mile away from home, alerting her that she left her garage door open, and forgot to arm her security system. With one click in the Alarm.com app, the security system is armed and the garage door is closed.

•	As a person heads to bed, he arms the security system with his Alarm.com app and the doors automatically lock, the lights turn off, the thermostat goes into energy savings mode, the shades close and the garage door closes.

•	A business owner receives an alert from Alarm.com that the security system was disarmed and the front door opened at 8:00 a.m., letting her know the store opened on time. Later she receives an alert that the security system has not been armed by 10:00 pm and, with a glance at the Alarm.com app to see the door is locked and there has been no activity for over two hours, she instantly arms the system from her mobile app.

•	As a person leaves home, his thermostat is automatically set to an efficiency mode when he is a pre-defined distance away from his home. When he is returning and is close to home, Alarm.com automatically adjusts the thermostat back to a comfort mode.

•	A homeowner creates a unique access code using Alarm.com to grant access to the dog walker during certain times of the day and days of the week. If the dog walker fails to arrive as scheduled, an alert is sent. When the dog walker arrives, Alarm.com automatically sends an alert with a short video clip to the dog’s owner.

•	With smart schedules, Alarm.com learns activity patterns over time by analyzing the sensor data within the home — door openings, motion activity, security system arming and thermostat adjustments. Combined with external information, such as weather and humidity data, Alarm.com recommends adjustments to thermostat schedules to optimize energy use without sacrificing comfort.

Our solutions are delivered through an extensive network of service providers, primarily comprised of security system dealers who are experts at delivering connected home solutions. According to the Consumer Perspectives on Home Automation reports, 62% of consumers stated that security was the primary driver for purchasing connected home automation products and services. To help drive adoption, we have developed powerful tools enabling our service providers to more effectively sell, install and manage our connected home solutions. We believe that the combination of our solutions and our service providers with their strong pedigree in security is the most effective way to drive mass market adoption of the connected home.

We believe our addressable market is nearly every home and small business. According to Juniper Research, the global opportunity for home automation and security, smart metering and smart health monitoring in the home is expected to be $14.9 billion in 2018.

We primarily generate revenue through our service providers who resell our services, and pay us monthly subscription fees on a per subscriber basis. Our service providers have indicated that they typically have three to five year service contracts with home or business owners, who we call subscribers. We believe that the length of these contracts, combined with our SaaS model and over a decade of operating experience, provides us with good visibility into our future operating results. In addition, we generate hardware and other revenue primarily by selling our service providers an Alarm.com cellular communication module that enables the managed cellular communication channel between the devices installed in the home or business and our cloud-based platform.

We have experienced significant growth since inception. We had twice as many subscribers as the next largest platform in North America as of May 2014, according to data from Parks Associates. We have increased the number of homes and businesses we served from 483,000 as of December 31, 2010, to over 2 million today. Additionally, we grew revenue at a 52% compound annual growth rate from December 31, 2010 to December 31, 2013.

For the year ended December 31, 2013, our revenue was $130.2 million, representing year-over-year revenue growth of 35%. For the year ended December 31, 2013, our subscription revenue was $82.6 million, representing year-over-year subscription revenue growth of 48%. Our subscription revenue represented 63% of our total revenue for the year ended December 31, 2013 and we expect it to continue increasing as a percentage of total revenue as our subscriber base grows. Hardware and other revenue accounted for 37% of our revenue for the year ended December 31, 2013. For the year ended December 31, 2013, and on a consolidated basis, we generated net income of $4.5 million and Adjusted EBITDA, a non-GAAP metric, of $28.3 million. Please see footnote 6 to the table contained in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Key Trends Driving the Adoption of the Connected Home

The intersection of the following significant technology trends and consumer demand are driving mass adoption of connected home solutions.

The Mobile Era.  The proliferation of smartphones and tablets has transformed the way people interact with applications and content in both their personal and professional lives. Today, mobile apps have become the preferred method for users to communicate and manage their lives. According to IDC, more than 1.4 billion smartphones and tablets are expected to be shipped in 2014. IDC also estimates that 88 billion mobile apps were downloaded worldwide in 2013, representing a 102% compound annual growth rate from 11 billion downloads in 2010. Having benefitted from this transformation, consumers are increasingly demanding a similarly efficient and convenient mobile experience to intelligently control their homes.

The Internet of Things.  There has been significant growth in the number of connected devices. According to Gartner, the Internet of Things is forecast to reach 26 billion installed units by 2020, up from 0.9 billion in 2009. This trend includes “things” in consumers’ homes and businesses such as security systems, thermostats, door locks, video cameras, lights, garage doors, water heaters and appliances. The ability to remotely manage, monitor and control devices using cloud-based applications and wireless technology is creating a large and fast growing market.

Big Data and Analytics Capabilities.  According to IDC, the volume of digital information created and replicated worldwide will grow approximately 39% annually from 4.4 trillion gigabytes in 2013 to 44 trillion gigabytes in 2020. As the network of physical objects accessed through the Internet continues to grow, there is an opportunity to leverage this data to transform the way consumers interact with their homes through real-time, adaptive and predictive analytics. A cloud-enabled platform solution with robust data analytics capabilities is best positioned to collect, process and analyze massive amounts of otherwise unusable information into actionable data for superior insight into intelligent automation, interactive security, video monitoring and energy management.

Cloud Infrastructure.  Fundamental advances in cloud technologies enabling efficient scale have allowed a new generation of home security and automation software to be delivered as a service to the mass market. These advances have made it possible for consumers to afford such services without the requirement of expensive and quickly outdated physical hardware to be purchased and set up on location. The advancement in mobile access speeds allows for more sophisticated services in the property that can be conveniently managed through a mobile device. These advances have also made it possible for service providers to install and support such services in a cost effective manner.

As a result of these technology advancements, it is now possible to offer an integrated connected home that can be managed anywhere and on any device at a price that makes it accessible to millions of consumers.

What Consumers Want

Consumers increasingly are seeking a connected home solution as a way to make their lives more convenient, efficient and secure. Consumers want persistent awareness and control of everything that is happening inside and around their homes through one simple, easy-to-use mobile app on the device of their choice. Consumers want a platform that seamlessly works with a broad range of connected devices that will enable those devices to integrate with each other to create a unified connected home experience that is also affordable and easy to acquire. Consumers want a highly flexible and configurable solution that can automate their homes based on their individual lifestyle and preferences and that is designed to be seamlessly upgraded to incorporate new functionality as new technology comes on to the market. In addition, consumers seek an intelligent system that adapts to their behavior and recommends optimizations to improve the safety and efficiency of their home. Consumers want their connected home solution to be professionally configured or installed and monitored by a service provider that they can trust because when it comes to their homes, consumers place a premium on their privacy. They demand that their service providers do not sell their data or use it to target them with advertisements.

What Connected Home Service Providers Want

Service providers are a critical part of allowing the benefits of the connected home to be rapidly and effectively delivered to consumers. Service providers expect to be able to market and upsell comprehensive connected home solutions that are adaptable to varying consumer requirements. Service providers seek to distribute a solution that can expand their addressable market and increase customer revenue and retention. Service providers demand a solution that can be installed and maintained cost-effectively in any home with low ongoing support costs. For example, service providers benefit from being able to service or update a solution remotely instead of having to send personnel onsite. Service providers want a flexible solution that can support multiple hardware devices and manufacturers and that is future proof, integrating with new technologies. As service providers are integrating connected home solutions and the platform that delivers them as a part of their core business, it is critical that such a platform is highly reliable and provided by a proven partner with a trusted brand, first-class support and value-added services.

Limitations of Existing and Legacy Products

Existing and legacy approaches to home automation generally have several limitations:

•	Point Products. Home control products are highly fragmented and made up of multiple disparate devices which provide only a single function. In general, each device can only be controlled inside the home or, if it is connected at all, controlled by a separate mobile app, requiring the user to manage multiple, disconnected user interfaces.

•	Closed Ecosystem. Closed ecosystems do not scale to support the expanding Internet of Things. In addition, products that operate in a closed ecosystem do not have an awareness of, or the ability to interact with, other devices in the home or business. For example, existing LED lighting solutions do not integrate with other connected devices such as smart thermostats.

•	Lack Intelligence. These products are only able to respond to direct commands and are not able to act independently on the user’s behalf based on activity happening in and around the home. Because devices in the home were historically unable to communicate with each other, the consumer lacked the ability to apply any automated intelligence to create a more efficient and simplified experience.

•	Not Future Proof. Since most legacy products are not cloud-based, they cannot receive automatic updates of new software, and risk becoming obsolete. These static offerings generally require physical hardware and software replacements once new features, devices or technologies are introduced. These replacements typically have to be done onsite.

•	Overly Complex and Expensive. Systems that attempt to integrate disparate point products in a closed network are highly complex and require a significant level of customization. As a result, these systems lack flexibility and are often cost prohibitive to acquire, service and update for most consumers.

We believe that the combination of strong market trends, consumers’ and service providers’ requirements and the limitations of legacy products has created a significant market opportunity for Alarm.com. We believe our platform positions us to meet growing consumer demand and capitalize on this market opportunity.

Market Opportunity

We believe our addressable market is nearly every home and small business in the world. Our residential subscribers are typically owners of single-family homes, while our small business subscribers include retail businesses, restaurants, small-scale commercial facilities, offices of professional services providers and similar businesses. According to Juniper Research, the global opportunity for home automation and security, smart metering and smart health monitoring in the home is expected to grow from $5.8 billion in 2013 to $14.9 billion, representing a compound annual growth rate of 21%. Approximately 81% of the total market size in each period is attributable to the home automation and security market, which Juniper Research defines as a bundled solution, including camera, lighting, heating control, door locks and others. In the United States alone, according to Parks Associates, smart home controller penetration was only at 2.2% of households in 2013. We believe there is an opportunity for penetration rates to significantly increase, largely driven by the mass market adoption of connected home solutions. In addition, we believe that there will be a similar adoption trend by small businesses, which represents a sizable related opportunity.

Benefits of Our Solutions

Our platform powers the connected home through four primary solutions, which can be integrated within a single user experience: intelligent automation, interactive security, video monitoring and energy management. In addition, we provide a comprehensive suite of enterprise-grade business management solutions to our service providers.

Benefits to Consumers

Our solutions offer consumers the following benefits:

•	Intuitive Experience. We have designed our platform and user interfaces to be intuitive, simple and easy to operate without training or significant support. Our platform can be accessed through any mobile device and provides secure, intelligent control through a single user interface.

•	Single Connected Platform. Our cloud-based platform provides consumers with a single point of integrated control that can be easily upgraded to incorporate new functionality and personalized to suit the individual consumer’s needs. For example, when we introduced our geo-services offering, our subscribers automatically received this new service. In addition, a subscriber can easily expand his or her existing system by adding new devices and functionality.

•	Reliable Network Communications. Unlike competing products connected to the home by phone lines or wired networks, which can be susceptible to common vulnerabilities, such as lines being cut, power outages or network connectivity issues, our platform utilizes a highly secure, highly reliable and dedicated cellular connection.

•	Persistent Awareness. Our platform helps subscribers maintain an awareness of what is happening at their properties at all times. Whether or not the security system is armed, the platform continuously monitors activity on each sensor and analyzes that data to determine whether the subscriber should be notified.

•	Intelligent and Actionable. The continuous, multi-point awareness of our platform enables intelligent real-time monitoring, control of the home and adaptive learning. For example, the adaptive learning capability of our platform leverages all of the data collected from activity in the home to understand activity patterns and recommend optimized thermostat schedules to optimize for comfort and efficiency.

•	Broad Device Compatibility. Our platform supports a wide variety of connected devices and communications protocols, giving consumers greater freedom of choice. Consumers can seamlessly connect and automate many devices they already own throughout the home, as well as add devices they purchase in the future, and have the confidence that those devices will interoperate seamlessly.

•	Accessible and Affordable. Our platform provides an affordable alternative to expensive point products and legacy home control products, with minimal upfront expense.

•	Trusted Provider of a Security Platform. We have built a reputation and brand as a trusted, reliable and innovative technology provider. We respect the privacy of our subscribers and do not sell their data. Our reputation is strengthened through our network of over 4,000 service providers, who have significant expertise in delivery of our platform.

Benefits to Service Providers

Our solutions offer service providers the following benefits:

•	New Revenue Generation Opportunities. Our solutions help broaden our service providers’ offerings beyond traditional home security and monitoring to include comprehensive connected home solutions, allowing the service providers to access new revenue streams and drive incremental recurring monthly revenue. We provide frequent training and development programs to ensure our service provider network is aware of our latest solutions.

•	Expanded Suite of Value-Added Services. We provide a suite of value-added services to our service providers, including training, marketing, installation, support tools and business intelligence analytics. This superior support helps service providers manage the changing technology landscape and allows them to more efficiently target, acquire, install and support customers on our platform.

•	Improved Service Provider Economics. Our cloud-based platform provides improved customer economics by reducing delivery and support costs, allowing remote delivery of upgrades and increasing average monthly revenue. For example, our AirFX tool enables our service providers to support and upgrade a subscriber’s hardware or software remotely eliminating the need to dispatch a technician to perform an in-person service call. In addition, our service providers are able to charge a higher fee since, according to Parks Associates, consumers are willing to pay a 25% premium over the cost of a basic security system for a professionally monitored system that includes a home automation solution.

•	Broad Device Interoperability. We have an open platform which allows service providers to respond to consumer demands for new devices. Furthermore, our platform supports broadly adopted communications protocols used in the home automation ecosystem, including Z-Wave, Wi-Fi and ZigBee, as well as cellular and broadband, giving our service providers a wide device selection to tailor their offerings to suit their customers now and in the future.

Competitive Advantages

We believe the benefits we deliver to our subscribers and our service providers create a significant competitive advantage for us in the connected home market. In addition, we believe there are a number of other factors that contribute to our competitive advantage in the connected home market:

•	Scale of Subscriber Base and Service Provider Coverage. We have over 2 million subscribers which, according to Parks Associates data, was twice as many subscribers as the next largest platform provider in North America, over 4,000 service providers and more than 20 million connected devices. We believe the combination of the size of our subscriber base and established service provider network creates a competitive advantage for us and increases the challenge for competitors to replicate.

•	Security Grade, Cloud-Based Architecture. We built our platform with a cloud-based multi-tenant, fail-safe architecture that allows for real-time updates and upgrades. Our platform was built from the ground up with life safety standards at the core, where the reliability standard is substantially higher than that required for home automation and energy management systems. The cloud-based nature of our platform allows us to rapidly innovate and deploy new solutions and features and support new devices.

•	Highly Scalable Data Analytics Engine. We processed more than 15 billion data points in and out of properties last year alone. This data drives persistent awareness and can keep subscribers informed in real-time, helping them intelligently manage their security, energy efficiency and devices in their properties. As the demand shifts towards more intelligence-based features, we believe our data and proprietary analytics serve as a sustainable competitive advantage.

•	Trusted Brand. Given our leading position in the connected home, we believe we have developed a trusted brand with both service providers and consumers for innovating and delivering connected home solutions. We have developed considerable brand awareness and trust with our service providers. Our extensive service provider coverage enables us to utilize our marketing dollars efficiently nationwide to drive consumer referrals to our service providers.

•	Commitment to Innovation. We are a pioneer in the connected home market and we continue to make significant investments in innovative research and development. Our investment has resulted in over 20 patents which help ensure that our technology is competitively differentiated and protected.

Growth Strategy

We intend to maintain our leadership position in the connected home market while continuing to innovate, add advanced capabilities and increase penetration of our connected home solutions. Our key growth strategies include:

•	Drive Subscriber Growth and Add New Service Providers. We will continue to focus on making our service providers successful in driving adoption of the connected home. We have made significant investments in sales and marketing services and training for our service providers to promote the advantages and opportunities associated with the connected home. We will continue to invest in building out this infrastructure for our service providers to become more productive in selling our solutions to new customers. In addition, we plan to continue to grow our network of service providers.

•	Upgrade Traditional Security Customers to Our Connected Home Solutions. We believe there is a significant opportunity for our service providers to expand adoption of our connected home solutions within their customer base. We intend to leverage our status as a trusted provider and drive consumer interest in these services to enable our service providers to upgrade their legacy security customers to our connected home solutions.

•	Continue to Invest in Our Platform. As a pioneer in connected home solutions, we have made significant investments in building out our platform over the last 14 years. We intend to invest heavily in developing our platform to add new innovative offerings and broaden our solutions. As the Internet of Things grows and more “things” become connected, such as appliances, wearable devices and automobiles, we are building technology and partnerships to connect these devices to our platform.

•	Expand International Presence. We are investing in international expansion because we believe there is a significant global market opportunity for our solutions. We recently initiated product launches and partnerships in Latin America, including Brazil, Chile, Colombia and Mexico, and intend to soon initiate launches in other countries such as New Zealand, South Africa and Turkey. According to the Telecommunication Development Bureau, cellular is expected to have 96% global penetration versus 32% for broadband by the end of 2014. We believe our cloud-based architecture and our cellular communication technology will enable us to capitalize on opportunities worldwide.

•	Expand Channels into the Home. Today, most consumers purchase a connected home solution through a security or home automation service provider. As the connected home market continues to grow we believe other home services providers will seek to participate in the market and may complement our current partner ecosystem. We intend to partner with these other providers, which may include heating, ventilation and air conditioning installers, property management companies and other services companies.

Our Solutions and Integrated Platform

We offer a comprehensive platform to power the connected home that primarily includes the following solutions: Intelligent Automation, Interactive Security, Video Monitoring and Energy Management. These solutions are delivered through our cloud-based platform enabling a breadth of connected home solutions, which can be integrated together or provided on a standalone basis.

Consumer Solutions

Intelligent Automation

Our intelligent automation solution integrates the growing Internet of Things into a meaningful unified experience for our users. It connects, integrates and controls the devices in the home or business such as security systems, garage doors, lights, door locks, thermostats, electrical appliances, environmental sensors and other connected devices. It learns activity patterns from all devices to recommend intelligent optimization to improve the safety and efficiency of the home. The capabilities associated with this solution include:

¡	Anywhere Access and Control. Remote management and control of connected devices including security systems, thermostats, door locks, video cameras, lights, garage doors, water heaters, appliances and other connected devices.

¡	Intelligent Rules. Intelligent rules running locally and in the cloud automatically control connected devices based on various triggers including security and sensor events, time/day schedules, user location and weather.

¡	Flexible and Personal. Highly flexible rules, triggers and schedules allow customization and personalization of all the connected devices in the home or business. Subscribers can create automation rules by device, user, time of day and day of week to fit any schedule or lifestyle or have the system automatically make adjustments based on conditions like location and weather.

¡	Environmental Monitoring. A variety of environmental sensors can be integrated into the solution to provide monitoring and remote control of key home or business systems such as water sensors, water valves, sump pumps and gas sensors. For example, integration with these devices enables early detection and curtailment of leaks that can lead to major water damage and waste. In addition, we provide remote monitoring and control of gas sensors, which can enable early detection of gas leaks (e.g. natural gas, or carbon monoxide) for life safety applications.

Interactive Security

Our interactive security solution provides an always-on intelligent security and awareness service through a dedicated, cellular, two-way connection to the home or business. This solution includes customized triggers and smart schedules to connect the system to door locks, garage doors and other connected security devices, and 24x7 emergency response through trusted and integrated service providers. The capabilities associated with this solution include:

¡	Alarm Transmission. Transmission of alarm signals from the subscriber property through the Alarm.com platform to a third-party central monitoring station staffed 24/7 with live operators who can initiate emergency police/fire response.

¡	Persistent Awareness. Always-on monitoring of sensors whether the security system is armed or disarmed.

¡	Mobile Control. Remote security system management and control through the web and mobile apps for subscribers.

¡	Instant Alerts. Real-time system alerts for any type of system event activity through push notifications, SMS, email and voice.

¡	Managed Access. User access tools to manage who can access the protected property through the local security system or through remote user interfaces.

Video Monitoring

Our video monitoring solution provides live streaming, smart clip capture, high definition continuous recording and instant video alerts delivered through our mobile app or on the web. The capabilities associated with this solution include:

¡	Live Streaming. Subscribers can securely access live video of their property through the web and mobile apps.

¡	Smart Clip Capture. Video clips can be automatically recorded when there is motion activity or when the security system reports an event (e.g. an alarm, door opening, etc.).

¡	Secure Cloud Storage. Video clips are immediately uploaded to the platform for secure storage and subscriber access.

¡	Instant Video Alerts. Smart clips can be automatically sent via SMS, push notifications or email the instant they are recorded.

¡	Continuous HD Recording. 24x7 onsite recording is enabled through our Stream Video Recorder, or SVR, and can be played back securely, from anywhere, through the web and mobile user interfaces.

¡	Location-Based Recording Schedules. Location-based rules enable enhanced privacy settings through automatic adjustments to recording schedules based on the subscriber’s location. For example, when everyone is out of the home, all cameras can record all activity, and when they return, certain cameras, like those in the living room or kitchen, can automatically pause recording for privacy purposes.

Energy Management

Our energy management solution provides enhanced energy monitoring and management through increased awareness of energy usage at the whole home and individual device level, intelligent control of thermostats (which drive HVAC energy consumption), lights and sophisticated automation rules to sustain savings over time. Web and mobile apps integrate with connected thermostats, power meters, lights, shades and appliances to control devices and manage temperature as well as provide real-time insights into home energy usage and efficiency. The capabilities associated with this solution include:

¡	Smart Thermostat Schedules. System activity patterns are analyzed over time to recommend a more energy efficient thermostat schedule that can maximize efficiency during periods when the property is not likely to be occupied.

¡	Energy Usage Monitoring. Real-time and historical energy usage data at the whole-home or business and individual device level gives users greater insight into the property’s energy consumption profile to drive more efficient use of energy-consuming devices in and around the home or business.

¡	Thermodynamic Modeling. Each home or business has a unique fingerprint with respect to energy usage for heating and cooling. Our algorithms analyze HVAC data, weather information and other factors to determine the unique heating and cooling attributes of a property and use this as a foundation for smarter thermostat programming and other energy efficiency recommendations.

¡	Geo-Service. The location of subscribers can be used to further calibrate and optimize thermostat settings, enabling effortless energy management with changes happening automatically without need for a user action or rigid schedule.

¡	Demand Response. Homes and businesses with connected thermostats and other connected appliances can be accessed to reduce power consumption during peak demand periods.

In addition to our primary solutions, we continue to add capabilities and functionality to our platform. For example, we recently launched a new solution, Wellness, in January 2014. This solution gathers data from various types of sensors over time to learn the home patterns of daily living, and identify anomalies that may indicate a problem. Real-time alerts notify family members and other care providers when critical anomalies are detected or an emergency takes place. This enables people who are older or have disabilities to live at home safely and independently for a longer period of time. Our extensible cloud-based platform allows us to continue to innovate and integrate compelling new solutions.

Service Provider Solutions

In addition to the solutions we offer consumers, we also offer a comprehensive suite of enterprise-grade business management solutions to our service providers to help them grow their businesses and manage their customer base.

•	Service Provider Portal. Our permission-based online portal offers always-available access to a set of marketing, sales, training and support tools and information.

¡	Service Provider Website. Our online resource provides a comprehensive set of tools for service providers to activate and manage their Alarm.com customer accounts, order equipment, access invoices and billing, remotely program customer systems using AirFX, obtain sales and marketing services, training, etc.

•	Installation and Support. Our installation and support tools and apps help our service providers more efficiently install and service their connected home customers.

¡	MobileTech Application. Our installation resources include a mobile app designed for our service providers’ technicians to facilitate the successful installation and programming of equipment while on site at their customer’s property.

¡	AirFX Remote Programming. This collection of remote system management tools available through the service provider website enables service providers to make changes to a subscriber’s system programming without the need to send a service technician to the subscriber property. This saves the subscriber and the service provider time and money, and greatly increases subscriber satisfaction because service requests can be handled immediately.

•	Business Management. Our services can be deeply integrated with a service provider’s and offers increased business insight into their customer base and key business health metrics.

¡	Web Services. Our service providers are able to integrate their existing customer account management tools with our platform using our web services. This integration means service provider personnel can seamlessly perform functions like customer account creation, system status updates, system programming and service plan upgrades through a unified interface.

¡	Business Intelligence. Our powerful business intelligence tools provide service providers with key insights into the performance of their Alarm.com subscriber account base. Service providers are able to access key operational metrics related to account plan adoption, attrition, and service quality to help them grow their business more and improve customer retention.

•	Sales, Marketing & Training. Our comprehensive customer lifecycle sales and marketing services are available to help effectively promote and sell the connected home.

¡	Marketing Portal. Our online portal offers anytime access to a broad suite of marketing and sales tools. These include co-brandable assets like mobile optimized websites, landing pages, lead capture, social media, email, videos, image library, collateral, direct mail and event material as well as services like direct mail campaigns, email campaigns, CRM programs and print and ship services.

¡	Alarm.com Academy. Our online training offers courses through a learning management system where service providers can access training on the full suite of Alarm.com solutions. This online option is offered in addition to our in-person, hands on training programs.

Our Technology

Cloud Services Platform

Since our inception, we have utilized a multi-tenant SaaS platform architecture to enable rapid innovation in a highly scalable environment that is designed to deliver our solutions as a hosted service for security and connected home applications. Our platform is architected to scale and leverages various proprietary cloud-based applications built by our technology team to support the needs of our service providers and subscribers. Because security and life safety are a key part of our service offering, our standards for reliability must be high and all of our solutions, not just those focused on security, are architected to meet these rigorous standards.

The Alarm.com Cloud Services Platform manages communication in and out of the property through the Communications Supervisor, intelligently directs alerts and notifications through the Notifications Engine, manages the user defined activity through the Rules Engine, and processes and stores video through our Video Processor and Video Storage. Additionally the platform enables device integration through the Partner APIs and offers service providers extensive services through our Enterprise Tools.

Our internal engineering teams have designed and developed our core technology. As a leader in the connected home industry, we believe we have the most capable and robust implementation of a connected home cloud service platform.

Operations

We operate our services platform through two fully redundant network operation centers located in Phoenix, Arizona and Ashburn, Virginia. Each is designed to run the entire platform independent of the other.

Hardware and Manufacturing

We are involved in the design and manufacturing of various types of hardware that are used to enable our solutions, including the following:

•	Cellular Communication Modules. We offer various cellular communication modules that are tightly integrated with the security system control panel and other automation control device in the subscriber’s home or business. These modules, designed by our device engineering team and manufactured in the United States by a contract manufacturing partner, provide a dedicated and fully managed two-way cellular connection from the subscriber’s property to our cloud platform modules. The modules run our proprietary firmware that enables:

¡	Real-time analysis of system events reported by security sensors and other devices at the property.

¡	Execution of automation rules at the property.

¡	Management of all the logic that determines whether a message should be transmitted to our cloud platform for further processing.

•	Image Sensor. Our image sensor is a wireless, battery-operated, passive infrared motion sensor that is capable of capturing images based on various system triggers to be transmitted via our dedicated cellular communication path to our cloud platform.

¡	Images can be viewed securely by the subscriber through web and mobile user interfaces, and can be sent automatically to the subscriber through SMS and email when triggered by an alarm or other high priority system event.

¡	Our image sensors are designed by our device engineering team and manufactured in the United States by a contract manufacturing partner.

•	Video Cameras. We offer a suite of high definition, Internet protocol, or IP, video cameras to enable our video monitoring services. The cameras are available in various indoor and outdoor versions with optional night vision, wireless and power over Ethernet, or PoE, communication features. We also offer a network video recording device, the SVR, for on-premise, continuous video recording that is seamlessly connected to the cloud platform for remote playback through the user interfaces. Our video cameras and SVRs are specified for our platform by our product management and software engineering teams, and are developed and manufactured by an original design manufacturer, or ODM, in Taiwan. Our video service also enables third-party analog cameras to be integrated into our platform.

Research and Development

We invest substantial resources in research and development to enhance our platform, solutions and technology infrastructure, develop new capabilities, conduct quality assurance testing and improve our core technology. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts. Our research and development of new products and services is a multidisciplinary effort that requires the focus of our Product Management, Program Management, Software Engineering, Hardware Engineering, Quality Engineering, Configuration Management, and Network Operations teams, each of which is focused on the core research and development mission. As of December 31, 2013, we had a total of 117 employees engaged in research and development functions. For the years ended December 31, 2011, 2012 and 2013, our total research and development expenses were $5.6 million, $8.9 million and $13.1 million, respectively.

Service Provider Network

Our solutions are sold, installed and serviced by a network of professional, licensed service providers. We have developed an extensive professional service provider channel in North America consisting of over 4,000 service providers. Our service provider network is highly effective at account creation, installation and ongoing monitoring and has extended the traditional home security business model to include connected home and business services. We believe this highly trusted, established network is a core strategic strength that enables an efficient, scalable customer acquisition model and allows us to focus on technology innovation.

Our service providers today are primarily licensed and authorized security dealers ranging from small, local providers to larger regional providers to national service providers with thousands of employees. With a strong reputation for trust and established practice of in-home installation and ongoing professional monitoring, our service providers are driving the adoption of connected home solutions through their established businesses and now serve as connected home solution providers. Our channels increasingly include new providers in the intelligent automation, HVAC and property management markets as well as service providers in international markets.

The traditional security and home automation market is highly fragmented with over 13,000 dealers nationally. According to the 2014 Barnes Buchanan Conference Report, the top 5 service providers represented 38% of all industry recurring monthly revenue in 2013. The distribution of revenue among our service providers is reflective of the industry overall. Monitronics International, Inc. and Vivint, Inc. each represented greater than 10% but not more than 20% of our revenue in 2011, 2012 and 2013, and Vivint represented greater than 10% but not more than 20% of our revenue in 2011.

Sales and Marketing

Our sales team is centrally organized with inside and outside regional account management teams responsible for territories across North America. The goal of our sales team is to help our service providers be successful in selling, installing and supporting the full suite of our solutions. Our sales team is also responsible for recruiting additional service providers to Alarm.com. We also have a business development team dedicated to developing new service provider and distribution relationships in international markets.

Our marketing team is focused on empowering our service providers to most effectively promote and sell our connected home solutions. We have developed a high value, highly scalable marketing services platform to serve the breadth of our service providers both large and small. We design, develop and provide end-to-end marketing services through our integrated marketing solution, which includes tools and content for end-to-end lifecycle marketing to build awareness, create interest, drive trials, activate subscribers, develop the ongoing customer relationship and drive upsell. This solution is highly scalable and flexible with smaller service providers leveraging the full suite of marketing services and larger service providers adopting specific elements to enhance their existing marketing activities. We also provide comprehensive training through our Alarm.com Academy that includes sales and marketing and technical training courses through in-person classes and an always-available online learning management system.

Additionally, we manage targeted consumer marketing campaigns on behalf of our service provider network to increase awareness of the connected home, raise overall awareness and preference for Alarm.com solutions and drive prospective customers to our service providers.

We believe our sales and marketing approach enables us to expand our breadth of service providers, provide highly custom services and scale quickly with only incremental costs. As of December 31, 2013, we had a total of 67 employees engaged in sales and marketing functions.

Service Provider Support

We have a dedicated service operations team that strives to deliver an exceptional service experience to our service providers and our subscribers. We support the full suite of software and hardware on the Alarm.com platform through a highly trained and experienced team of United States based professionals using a tiered structure to efficiently escalate and resolve issues of varying complexity. This structure enables us to scale our organization in line with service provider and subscriber growth while building on our reputation as a source for answers in the connected home industry. We offer support via phone, web ticketing, and email for our service providers and maintain a commitment to industry-leading response times. While we primarily support our service providers and in turn the service providers provide support to their customers, who are our subscribers, we are committed to delivering a great end user experience. To that end, subscribers may sometimes reach us directly with service concerns or questions, and we either assist the subscriber directly or, when appropriate, route the subscriber to his or her applicable service provider for additional assistance. Our staff is multilingual and we continue to grow our language capabilities to support our emerging international initiatives.

Our Competition

The market for connected home solutions is fragmented, highly competitive and constantly evolving. We expect competition to continue from existing competitors as well as potential new market entrants. Our current primary competitors include providers of other technology platforms for the connected home, including iControl Networks, Inc. and Honeywell International Inc. that sell to dealers such as cable operators and other home automation providers. In addition, our service providers compete with managed service providers, such as cable television, telephone and security companies like Comcast Corporation, AT&T Inc. and Time Warner Cable Inc., as well as providers of point products, including Nest Labs, Inc. (acquired by Google Inc.), which offers a thermostat, and DropCam, Inc., which offers video monitoring. Because our service providers compete with these entities, we consider them competitive.

In addition, we may in the future compete with other large technology companies that offer control capabilities among their products, applications and services, and have ongoing development efforts to address the broader connected home market. Such companies may have longer operating histories, significantly greater financial, technical, marketing, distribution or other resources and greater name recognition than we do. In some instances, we may have commercial partnerships with technology or services providers in the connected home market with whom we may otherwise compete and our relationships with both our competitors and partners may change through time.

We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging security, home automation and energy management companies. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share.

We believe the principal competitive factors in the connected home market include the following:

•	simplicity and ease of use;

•	ability to offer persistent awareness, control and intelligent automation;

•	breadth of features and functionality provided on the connected home platform;

•	flexibility of the solutions and ability to personalize for the individual consumer;

•	compatibility with a wide selection of third-party devices;

•	pricing, affordability and accessibility;

•	sales reach and local installation and support capabilities; and

•	brand awareness and reputation.

We believe that we compete favorably with respect to each of these factors. In addition, we believe that our cloud-based software platform, connected home solutions and proven scalability help further differentiate us from competitors.

Our Intellectual Property

Our success and ability to compete effectively depend in part on our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To accomplish these objectives, we rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality agreements and other contractual protections.

As of December 31, 2013, we owned 20 issued United States patents that are scheduled to expire between 2021 and 2031. We continue to file patent applications and as of December 31, 2013, we had 23 pending utility patent applications and nine provisional patent applications filed in the United States. We also had five pending patent applications in Canada. The claims for which we have sought patent protection apply to both our platform and solutions. Our patent and patent applications generally apply to the features and functions of our platform, and solutions and the applications associated with our platform. We also have, and may be required to seek, licenses under patents or intellectual property rights owned by third parties, including open-source software and other commercially available software.

We also rely on several registered and unregistered trademarks to protect our brand. We have nine registered trademarks in the United States, including Alarm.com and the Alarm.com logo and design, and three registered trademarks in Canada.

We seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development to enter into agreements acknowledging that all inventions, trade secrets, works of authorship, developments, concepts, processes, improvements and other works generated by them on our behalf are our intellectual property, and assigning to us any rights, including intellectual property rights, that they may claim in those works.

We expect that products in our industry may be subject to third-party infringement lawsuits as the number of competitors grows and the functionality of products in different industry segments overlaps. We have brought infringement claims against third parties in the past and may do so in the future to defend our intellectual property position. In addition, from time to time, we may face claims by third parties that we infringe upon or misappropriate their intellectual property rights, and we may be found to be infringing upon or to have misappropriated such rights. We cannot assure you that we are not infringing or violating any third-party intellectual property rights. Such claims may be made by competitors or other entities. In the future, we, or our service providers or subscribers, may be the subject of legal proceedings alleging that our solutions or underlying technology infringe or violate the intellectual property rights of others.

Our Culture of Innovation and Our Employees

We believe having a strong company culture and our core values are critical to our success and they are fundamental strengths and strategic assets for the company. We continue to recruit and hire exceptionally talented employees and are proud of the company culture we have been able to cultivate. We are focused on constant technological innovation to change the way people interact with the things around them and to improve our solution for our service providers and subscribers. Our culture is built on a foundation that encourages creativity through entrepreneurship, empowerment and open dialogue to continually innovate and improve our technology, solutions, brand and partnerships. As of December 31, 2013, we had 253 full-time employees.

Our Facilities

Our corporate headquarters are located in Vienna, Virginia, where we lease approximately 36,400 square feet of commercial space under a lease that expires in May 2016. We use this space for sales and marketing, research and development, customer service and administrative purposes. We also have offices in Bloomington, Minnesota, Denver, Colorado and Fort Lauderdale, Florida, and own a demonstration home in Falls Church, Virginia. We and our subsidiaries use these properties for sales and training, research and development, technical support and administrative purposes.

Our Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information concerning our executive officers, key employees and directors as of March 31, 2014:

Name	Age	Position(s)
Executive Officers
Stephen Trundle	45	President, Chief Executive Officer and Director
Jennifer Moyer	43	Chief Financial Officer
Jeffrey Bedell	45	Chief Strategy and Innovation Officer
David Hutz	37	Chief Systems Architect
Jean-Paul Martin	53	Chief Technology Officer and Co-Founder
Daniel Ramos	45	Senior Vice President of Corporate Development

Key Employees
Reed Grothe	57	Senior Vice President of Business Development
Jay Kenny	41	Vice President of Marketing
Daniel Kerzner	38	Chief Product Officer
Donald Natale	50	Vice President of Sales
Alison Slavin	35	Senior Vice President, Creation Lab and Co-Founder

Non-Employee Directors
Ralph Terkowitz	63	Chairman of the Board of Directors
Donald Clarke(1)	55	Director
Timothy McAdam	46	Director
Hugh Panero	58	Director
Mayo Shattuck	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Stephen Trundle has served as our President and Chief Executive Officer since May 2003 and as a member of our board of directors since October 2003. Previously, Mr. Trundle served in various positions with MicroStrategy Incorporated, including as Vice President of Technology and Chief Technology Officer. Mr. Trundle holds an A.B. in Engineering and an A.B. in Government from Dartmouth College. Our board of directors believes that Mr. Trundle’s extensive knowledge of our business and prior industry experience with technology companies qualifies him to serve on our board of directors.

Jennifer Moyer has served as our Chief Financial Officer since April 2009. Prior to joining us, Ms. Moyer served as Chief Operating Officer for Washingtonpost.Newsweek Interactive Company, LLC, the online publishing subsidiary of The Washington Post Company from 2006 to 2008. Ms. Moyer also has served as the Assistant Controller of The Washington Post Company. Prior to that, Ms. Moyer worked at Price Waterhouse LLP as an auditor. Ms. Moyer holds a BBA in Accounting from Temple University.

Jeffrey Bedell has served as our Chief Strategy and Innovation Officer since April 2013. Mr. Bedell served as Chief Technology Officer at MicroStrategy Incorporated from 2001 to October 2012 as well as Executive Vice President of Technology from 2007 to March 2013. Mr. Bedell holds a B.A. in Religion from Dartmouth College.

David Hutz has served as our Chief Systems Architect since February 2006. Prior to joining us, Mr. Hutz served as Lead Architect at Thomson Financial Publishing Inc. from 2001 to 2004 and Chief Systems Architect at Strategy.com, a business unit of MicroStrategy Incorporated, from 1999 to 2001. Mr. Hutz holds a B.A. and M.S. in Applied Math and Economics from Harvard University.

Jean-Paul Martin, one of our founders, has served as our Chief Technology Officer since March 2000. Prior to joining us, Mr. Martin served as a Software Architect with MicroStrategy Incorporated. Mr. Martin has also served as Chief Technology Officer of Media Cybernetics Inc., which provided image processing and analysis software used in medical, industrial, forensic and remote sensing applications. Mr. Martin holds a B.Sc/M.Sc in Electrical Engineering and Robotics from the Universite Paul Sabatier (Toulouse III, France).

Daniel Ramos has served as our Senior Vice President of Corporate Development since June 2007. Prior to joining us, Mr. Ramos served as Principal Deputy General Counsel for the U.S. Air Force, Department of Defense. Prior to his service with the Air Force, Mr. Ramos was the Vice President of Legal and Business Planning at The Away Network, a business unit of Orbitz Worldwide, Inc. Before joining The Away Network, he was a senior transactional attorney with the law firm of Shaw Pittman LLP (now Pillsbury Winthrop Shaw Pittman LLP). Mr. Ramos holds an A.B. in Government from Harvard University and a J.D. from Stanford Law School.

Key Employees

Reed Grothe has served as our Senior Vice President of Business Development since April 2010. Prior to joining us, Mr. Grothe served as Senior Vice President of Sales and Marketing for the pro audio division of Harman International Industries, Incorporated from 2006 to 2010 and as the Chief Global Sales Officer of Gibson Guitar Corp. from 2004 to 2006. Prior to joining Gibson, Mr. Grothe served as Senior Vice President and General Manager as well as Vice President of Global Sales at GE Security, now under the umbrella of United Technologies Corporation. Mr. Grothe holds a B.S. in Business Administration from the Carlson School of Management at the University of Minnesota.

Jay Kenny has served as our Vice President of Marketing since October 2010. Prior to joining us, Mr. Kenny worked for Microsoft Corporation in the Windows, Bing and Corporate Marketing Groups from 2004 to 2010. Prior to that, Mr. Kenny worked for several start up technology companies including Trilogy Software, Inc, Openshelf.com, Inc. and Zygon Systems Ltd. from 1996 to 2001. Mr. Kenny holds a B.A. in Philosophy from Georgetown University and an M.B.A. from Goizueta Business School, Emory University.

Daniel Kerzner has served as our Chief Product Officer since December 2013. Prior to joining us, from April 2013 to December 2013, Mr. Kerzner served as the Chief Executive Officer of Emotive Communications Inc., a software company. From March 2010 to April 2013, Mr. Kerzner served as Senior Vice President and General Manager of Mobile at MicroStrategy Incorporated. From July 2009 to February 2010, Mr. Kerzner was the Regional Director for PJM Interconnection at EnerNOC, Inc. Prior to this position, Mr. Kerzner was Vice President of Platform and Emerging Technologies at MicroStrategy. Mr. Kerzner holds a B.A. in Computer Engineering from Dartmouth College and an M.B.A. from The Wharton School.

Donald Natale has served as our Vice President of Sales since June 2006. Prior to us, Mr. Natale served as Vice President of Dealer Sales for GE Security, now under the umbrella of United Technologies Corporation. Mr. Natale also has served as Vice President of Sales for Sequel Technologies, LLC, Territory Manager for Interactive Technologies Incorporated, and Sales Manager for Rollins Protective Services Company. Mr. Natale holds a B.A. in Criminal Justice from Edinboro University.

Alison Slavin, one of our founders, has served as our Senior Vice President, Creation Lab since February 2014. Prior to that, from 2000 to January 2014 Ms. Slavin served as our Vice President of Product Management. Ms. Slavin holds a B.A. in Philosophy from Harvard University.

Non-Employee Directors

Ralph Terkowitz has served as chairman of our board of directors since January 2009. Since 2004, Mr. Terkowitz has served as a general partner at ABS Capital Partners L.P., a venture capital firm. Prior to ABS Capital, Mr. Terkowitz was an officer of the The Washington Post Company, a diversified media and education company, and the founder and CEO of, among others, DigitalInk Co. (now Washingtonpost.Newsweek Interactive Company, LLC) and Kenexa BrassRing, Inc. From 1998 to 2004, Mr. Terkowitz served on the board of directors of MicroStrategy Incorporated, a publicly traded business intelligence software company. Mr. Terkowitz currently serves on the board of directors of several privately held companies. Mr. Terkowitz is also on the board of Cornell’s for-profit online education business, e-Cornell. Mr. Terkowitz serves on the not-for-profit Board of Governors of the Johns Hopkins Packard Center and Johns Hopkins Brain Science Institute. Mr. Terkowitz holds an A.B. in Chemistry from Cornell University and an M.S. in Chemical Physics from the University of California, Berkeley. Our board of directors believes that Mr. Terkowitz’s investment and operations experience and his service on the board of directors of public and private companies qualifies him to serve on our board of directors.

Donald Clarke has served as a member of our board of directors since May 2014. Mr. Clarke currently serves as the Chief Financial Officer for Plex Systems, Inc., a privately held cloud technology company. Prior to joining Plex, from March 2008 to March 2013, Mr. Clarke served as the Chief Financial Officer for Eloqua, Inc., a publicly-held marketing automation company. Prior to working at Eloqua, Mr. Clarke was Chief Financial Officer at both Cloakware, Inc., a privately-held security solutions company, from August 2006 to February 2008 and at Visual Networks, Inc., a publicly-held application and network management solutions company, from July 2004 to March 2006. Mr. Clarke is a member of the American Institute of Certified Public Accountants and holds a B.A. in Accounting from Virginia Polytechnic Institute and State University. Our board of directors believes that Mr. Clarke’s experience in operations, strategy, accounting and financial management at both publicly and privately held companies qualifies him to serve on our board of directors.

Timothy McAdam has served as a member of our board of directors since July 2012. Mr. McAdam is a General Partner of Technology Crossover Ventures, L.P. and has been in the venture capital industry since 1991. Mr. McAdam holds a B.A. in Classics from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes Mr. McAdam’s experience in building technology companies and his expertise as an investor in such companies qualifies him to serve on our board of directors.

Hugh Panero has served as a member of our board of directors since August 2010. From February 2012 to February 2013, Mr. Panero served as the Chief Executive Officer of Popdust, Inc., a digital music-oriented platform. From 2008 to 2011, Mr. Panero was a Venture Partner with New Enterprise Associates, Inc. (NEA) where he focused on consumer technology opportunities. Mr. Panero was the co-founder of XM Satellite Radio Inc. and served as its Chief Executive Officer from 1998 to 2007. Mr. Panero holds a B.A. in Government and Sociology from Clark University and an M.B.A. from Baruch College. Our board of directors believes that Mr. Panero’s experience with entrepreneurial companies and executive management of technology companies qualifies him to serve on our board of directors.

Mayo Shattuck has served as a member of our board of directors since May 2014. Mr. Shattuck is currently the Chairman of the Board of Exelon Corporation and previously he served as the Executive Chairman of Exelon from March 2012 to February 2013. From 2001 until its acquisition by Exelon,

Mr. Shattuck served as the President and Chief Executive Officer of Constellation Energy Group, Inc. Mr. Shattuck was previously at Deutsche Bank AG, where he served as Chairman of the Board of Deutsche Bank Alex. Brown and, during his tenure, served as Global Head of Investment Banking and Global Head of Private Banking. From 1997 to 1999, he served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in June 1999. From 1991 until 1997, Mr. Shattuck was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in September 1997. Mr. Shattuck currently serves on the board of directors of Gap Inc. and is chairman of its audit and finance committee. Mr. Shattuck also serves as a director for Capital One Financial Corporation, where he is chairman of its compensation committee. Mr. Shattuck holds a B.A. in Economics from Williams College and an M.B.A. from Stanford University. Our board of directors believes that Mr. Shattuck’s broad experience in operations and strategy at both publicly and privately held companies qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of six members. Each director is currently elected to the board of directors for a one-year term, to serve until the election and qualification of a successor director at our annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

All of our directors currently serve on the board of directors pursuant to the voting provisions of a stockholders’ agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. See the section of this prospectus titled “Related Party Transactions” for a description of this agreement.

In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of and , and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of and , and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of and , and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Terkowitz, Clarke, McAdam, Panero and Shattuck, representing five of our six directors, are “independent directors” as defined under applicable stock exchange rules and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee and a compensation committee and intends to form a nominating and corporate governance committee in connection with this offering, each of which has the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of three directors, Messrs. Clarke,                  and                 . The composition of our audit committee meets the requirements for independence under current listing standards of the                                          and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the listing standards of the                 . Mr. Clarke is the chairman of the audit committee and our board of directors has determined that Mr. Clarke is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective immediately prior to the completion of this offering that satisfies the applicable rules of the SEC and the listing standards of the                 .

Compensation Committee

Our compensation committee consists of three directors, Messrs.                 ,                 and                 , each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Mr.                 is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current listing standards of the                 and SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the                 .

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which will be established prior to the completion of this offering, will consist of three directors, Messrs.                 ,                 and                 . Mr.                 is the chairman of the nominating and corporate governance committee. The composition of our nominating and governance committee meets the requirements for independence under current listing standards of the                 and SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and governance committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the                 .

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.alarm.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

EXECUTIVE AND DIRECTOR COMPENSATION

2013 Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2013 by our named executive officers, which include our principal executive officer and the next four most highly compensated executive officers in 2013.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Stephen Trundle(3)	210,000	237,500	1,688,575	3,000	2,139,075
President and Chief Executive Officer

Jennifer Moyer	225,000	25,000	178,337	3,000	431,337
Chief Financial Officer

Jeffrey Bedell(4)	212,958	182,311	650,899	—	1,046,168
Chief Strategy and Innovation Officer

David Hutz	285,313	35,000	156,045	3,000	479,358
Chief Systems Architect

Jean-Paul Martin	250,000	25,000	133,752	3,000	411,752
Chief Technology Officer

(1)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our consolidated financial statements included in this prospectus.

(2)	Represents match of contributions to our 401(k) savings plan, which we provide to all eligible employees.

(3)	Mr. Trundle is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.

(4)	Mr. Bedell joined the Company in April 2013 and his cash compensation reflects a partial year of service.

Outstanding Equity Awards as of December 31, 2013

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2013.

	Option Awards(1)						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(2) ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen Trundle	12/30/2013	380,000	—	(3)	4.00	12/29/2023	—	—
	7/11/2012	21,871	55,322	(4)	3.89	7/10/2022	—	—
	6/30/2009	38,609	77,176	(4)	0.41	6/29/2019	—	—

Jennifer Moyer	12/23/2013	40,000	—	(5)	4.00	12/22/2023	—	—
	7/11/2012	6,698	16,945	(4)	3.89	7/10/2022	—	—
	1/12/2010	7,914	7,962	(4)	0.41	1/14/2020	—	—
	6/30/2009	38,228	19,111	(4)	0.41	6/29/2019	—	—

Jeffrey Bedell	5/22/2013	—	270,000	(6)	2.95	5/21/2023	—	—
	—	—	—		—	—	238,500	(7)

David Hutz	12/23/2013	35,000	—	(8)	4.00	12/22/2023	—	—
	7/11/2012	6,571	16,622	(4)	3.89	7/10/2022	—	—
	9/26/2011	8,100	9,900	(4)	1.20	9/25/2021	—	—
	1/15/2010	10,725	5,574	(4)	0.41	1/14/2020	—	—
	6/30/2009	65,853	15,804	(4)	0.41	6/29/2019	—	—

Jean-Paul Martin	12/23/2013	30,000	—	(9)	4.00	12/22/2023	—	—
	7/11/2012	33,532	84,818	(4)	3.89	7/10/2022	—	—
	6/30/2009	392,588	77,176	(4)	0.41	6/29/2019	—	—

(1)	All of the option awards listed in the table above were granted under our 2009 Plan, the terms of which are described below under “— Equity Incentive Plans.” We have a right to repurchase at the fair market value on the date of repurchase all shares of common stock acquired upon the exercise of a stock option, regardless of vesting, within 90 days of termination of the recipient’s continuous service with us.

(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors with the assistance of a third-party valuation expert.

(3)	The option is fully exercisable from the date of grant and vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date. In the event of certain triggering events, including a change of control transaction or public offering of our common stock pursuant to a registration statement under the Securities Act, the option shall accelerate and vest in full fifteen days prior to such triggering event. Any unvested shares acquired upon an “early exercise” are subject to our right to repurchase that lapses according to the vesting schedule of the option. As of December 31, 2013, 380,000 shares were unvested. On March 11, 2014, Mr. Trundle purchased 60,000 unvested shares.

(4)	The option vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date.

(5)	The option is fully exercisable from the date of grant and vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date. Any unvested shares acquired upon an “early exercise” are subject to our right to repurchase that lapses according to the vesting schedule of the option. As of December 31, 2013, 40,000 shares were unvested. On February 26, 2014, Ms. Moyer purchased 6,000 unvested shares.

(6)	The option vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date. In January 2014, the board of directors amended this award such that it became immediately exercisable. Any unvested shares acquired upon an “early exercise” are subject to our right to repurchase that lapses according to the vesting schedule of the option. On March 10, 2014, Mr. Bedell purchased 180,000 unvested shares.

(7)	The market price of our common stock is based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(8)	The option is fully exercisable from the date of grant and vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date. Any unvested shares acquired upon an “early exercise” are subject to our right to repurchase that lapses according to the vesting schedule of the option. As of December 31, 2013, 35,000 shares were unvested. On February 28, 2014, Mr. Hutz purchased 8,748 unvested shares.

(9)	The option is fully exercisable from the date of grant and vests with respect to 20% of the shares on the one year anniversary of the grant and with respect to 1/48th of the remaining shares on the first day of each month thereafter over the following four years, subject to the recipient’s continuous service with us through the vesting date. Any unvested shares acquired upon an “early exercise” are subject to our right to repurchase that lapses according to the vesting schedule of the option. As of December 31, 2013, 30,000 shares were unvested.

Employment Arrangements

The initial terms and conditions of employment for each of our named executive officers are set forth in employee offer letters. Each of our named executive officers is an at will employee. The following table sets forth the current base salaries and fiscal year 2014 bonus target of our named executive officers:

Named Executive Officer	Fiscal Year 2014 Salary ($)	Fiscal Year 2014 Bonus Target ($)
Stephen Trundle	210,000	250,000

Jennifer Moyer	225,000	25,000

Jeffrey Bedell	285,000	250,000

David Hutz	285,000	35,000

Jean-Paul Martin	265,000	25,000

In addition, Stephen Trundle received a stock option for 380,000 shares of our common stock under our Amended and Restated 2009 Stock Incentive Plan, or 2009 Plan, that provides for 100% acceleration of vesting and lapse of our repurchase right with respect to shares acquired by early exercising such option upon a triggering event which is the first to occur of the following (1) a change of control as defined in the 2009 Plan, (2) a transaction that results in any person other than existing stockholders owning more than 25% of the voting power of the company, (3) a public offering of our common stock pursuant to an effective registration statement under the Securities Act or (4) the date on which the directors of the company as of January 1, 2014 no longer constitute a majority of the board of directors. Under the 2009 Plan, a change of control is defined as (a) the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, (b) a merger or consolidation of the company with or into another entity in which the company is not the surviving entity, (c) a sale of all or substantially all of the assets of the company to another person or entity, or (d) any transaction which results in any person or entity other than existing stockholders owning more than 50% of the combined voting power of all classes of stock of the company. This option, and any unvested shares acquired upon early exercise of this option, will accelerate and vest in full 15 days prior to the scheduled consummation of this offering.

In May 2013, Mr. Bedell purchased 238,500 shares of our common stock at a purchase price of approximately $2.95 per share. These shares are subject to our right of repurchase at the original purchase price in the event Mr. Bedell is terminated prior to April 2, 2017 for any reason other than death or disability. Our repurchase right with respect to the shares expires automatically upon a change of control or the initial public offering of our common stock pursuant to an effective registration statement under the Securities Act. Pursuant to the terms of the repurchase agreement, a change of control includes (i) the acquisition by any person of more than 50% of our then outstanding voting securities, (ii) a change in the composition of our board of directors within any twelve month period resulting in the persons who were directors immediately before the beginning of such period ceasing to constitute at least a majority of the board of directors, (iii) approval by our stockholders of a reorganization, merger or consolidation resulting in the stockholders immediately prior to such transaction ceasing to own at least 50% of our voting securities, (iv) the sale, transfer or assignment of all or substantially all of our assets to a third-party, (v) such time when Steven Trundle is no longer a member of our board of directors and is no longer an employee of ours, or (vi) the acquisition by any person, other than a current stockholder of ours, of more voting securities than held at such time by any other stockholder.

Our named executive officers are not entitled to any severance benefits upon a termination of employment.

Equity Incentive Plans

2014 Equity Incentive Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the completion of this offering our 2014 Equity Incentive Plan, or 2014 Plan. We do not expect to utilize our 2014 Plan until after the completion of this offering, at which point no further grants will be made under our 2009 Plan, as described below under “Amended and Restated 2009 Stock Incentive Plan.” No awards have been granted and no shares of our common stock have been issued under our 2014 Plan.

Stock Awards.    The 2014 Plan will provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation (collectively, stock awards). Additionally, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Plan after the 2014 Plan becomes effective is the sum of (1)                 shares, (2) the number of shares reserved for issuance under our 2009 Plan at the time our 2014 Plan becomes effective, and (3) any shares subject to stock options or other stock awards granted under our 2009 Plan that would have otherwise returned to our 2009 Plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2014 Plan becomes effective before such date) and continuing through and including January 1, 2023, by         % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2014 Plan is                  shares.

No person may be granted stock awards covering more than                  shares of our common stock under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than                 shares or a performance cash award having a maximum value in excess of $            . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2014 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2014 Plan. In addition, the following types of shares under the 2014 Plan may become available for the grant of new stock awards under the 2014 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2014 Plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2014 Plan. Subject to the terms of our 2014 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker- assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an nonqualified stock option, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    If certain material terms of the 2014 Plan are approved by our stockholders after we are publicly traded, the 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2014 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2014

Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan.

Amended and Restated 2009 Stock Incentive Plan

Our board of directors approved our Amended and Restated 2009 Stock Incentive Plan, or 2009 Plan, which became effective in July 2009. As of March 31, 2014, 3,437,433 shares of our common stock have been issued pursuant to the exercise of options granted under our 2009 Plan, options to purchase 3,324,923 shares of our common stock were outstanding at a weighted-average exercise price of $2.22 per share, and 440,668 shares remained available for future grant under our 2009 Plan. Following this offering, no further grants will be made under our 2009 Plan and all outstanding stock awards granted under our 2009 Plan will continue to be governed by the terms of our 2009 Plan.

Stock Awards.  Our 2009 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock, collectively stock awards, to our employees, including officers, non-employee directors and consultants.

Our 2009 Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options and restricted stock awards to our employees, officers, directors or consultants or advisors currently providing services to us. Incentive stock options may only be granted to employees. All other stock awards may be granted to employees, officers, directors or consultants or advisors currently providing services to us.

Share Reserve.  The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2009 Plan is 7,203,024 shares, subject to adjustment as provided in the 2009 Plan.

Administration.  Our board of directors, or a duly authorized committee thereof, each referred to herein as the plan administrator, has the authority to administer the 2009 Plan. Subject to the terms of the 2009 Plan, the plan administrator determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2009 Plan. Subject to the terms of the 2009 Plan, our board of directors has full authority and discretion to interpret the plan and prescribe and rescind rules and regulations related to it.

Stock Options.  Incentive and nonqualified stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2009 Plan, provided that the exercise price of an option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2009 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2009 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the option holder may generally exercise any vested options for a period of 30 days following the cessation of service. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, cash equivalents or such other form as provided in the stock option agreement.

Unless the plan administrator provides otherwise, options generally are not transferable or assignable except by will or the laws of descent and distribution. Nonqualified stock options may be transferred to certain family members and trusts as provided for by the stock option agreement.

Tax Limitations on Incentive Stock Options.  The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the number of shares available for future grants under the 2009 Plan, and (2) the number of shares covered by, and the exercise price of, each outstanding option.

Corporate Transactions.  In the event of a reorganization, merger or consolidation of the company that does not result in a change of control, the stock awards shall continue and shall pertain to that number of shares of common stock that a holder of the number of shares of common stock subject to the award would have been entitled to immediately following such reorganization, merger or consolidation, with a proportionate adjustment in the exercise price. In the event of a merger, consolidation, or sale of assets or stock of the company that results in a change of control, our board of directors may take either of the following two actions with respect to outstanding stock awards: (1) fifteen days prior to the consummation of the change in control, accelerate the date of exercise of all outstanding options or (2) cancel any outstanding awards and pay to the holder an amount in cash or securities equal to the excess of the price paid to the holders of shares of common stock over the exercise price of the award.

Change in Control.  The plan administrator may provide that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2009 Plan, a change of control is defined as (1) the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, (2) a merger or consolidation of the company with or into another entity in which the company is not the surviving entity, (3) a sale of all or substantially all of the assets of the company to another person or entity, or (4) any transaction which results in any person or entity other than existing stockholders owning more than 50% of the combined voting power of all classes of stock of the company.

Amendment and Termination.  The 2009 Plan will terminate in 2019. However, our board of directors has the authority to amend, suspend, or terminate our 2009 Plan. As noted above, in connection with this offering, our 2009 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards under the 2009 Plan will continue to be governed by their existing terms.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Our plan has a discretionary match and we have determined for 2014 that the company will match employee contributions at 100% up to 6% of earnings with an annual maximum employer contribution of $3,000. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. Employer match contributions vest over 6 years with a graded schedule of 0%, 20%, 40%, 60%, 80% and 100% per service year. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to potential extension or early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Non-Employee Director Compensation

Historically, we have provided a combination of annual cash and equity-based compensation to our independent directors who are not employees or affiliated with our largest venture capital investors for the time and effort necessary to serve as a member of our board of directors. We grant options to such independent directors upon joining our board of directors and from time to time thereafter, in each case subject to yearly vesting over one or three years. On November 23, 2010, our board of directors granted Hugh Panero an option for 73,494 shares of our common stock at an exercise price of $0.47 per share. On July 11, 2012, our board of directors granted Mr. Panero an option for 9,801 shares of our common stock at an exercise price of $3.89 per share. Each of the foregoing option grants vests, subject to continued service with us, as to one-third of the shares over three years, measured from the date of grant. On December 23, 2013, our board of directors granted Hugh Panero an option for 2,000 shares of our common stock at an exercise price of $4.00 per share. This option grant vests in full one year from the date of grant. In addition, Mr. Panero receives an annual fee of $25,000.

Other than the cash compensation and option grants listed above, our directors are not currently entitled to receive any compensation in connection with their service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the completion of this offering.

2013 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2013 by our directors who were not also our employees. Stephen Trundle, our President and Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for his service as a director. Mr. Trundle’s compensation as an executive officer is set forth below under the section of this prospectus titled “Executive and Director Compensation — 2013 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Ralph Terkowitz	—	—	—
Donald Clarke(3)	—	—	—
Timothy McAdam	—	—	—
Hugh Panero	25,000	7,686	32,686
Mayo Shattuck(4)	—	—	—

(1)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to Accounting Standards Codification, or ASC, Topic 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our consolidated financial statements included in this prospectus.

(2)	The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2013:

Name	Option Awards (#)
Ralph Terkowitz	—
Donald Clarke	—
Timothy McAdam	—
Hugh Panero	60,797(a)
Mayo Shattuck	—

(a)	Of the outstanding option awards, 54,263 shares are immediately exercisable and 52,263 shares are fully vested. Of the 8,534 unvested shares, 3,267 shares shall vest on July 11, 2014, 2,000 shares shall vest on December 23, 2014 and 3,267 shares shall vest on July 11, 2015.

(3)	Mr. Clarke was appointed to our board of directors in May 2014.

(4)	Mr. Shattuck was appointed to our board of directors in May 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus titled “Executive and Director Compensation.”

Sales of Series B Preferred Stock

In July 2012, we sold an aggregate of 1,809,685 shares of our Series B preferred stock at a price of $75.44 per share, for an aggregate price of approximately $136.5 million. The following table summarizes purchases of shares of our Series B preferred stock by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Series B Preferred Stock (#)	As Converted to Common Stock (#)(2)	Aggregate Purchase Price ($)
			(in thousands)
Entities affiliated with TCV(1)	1,803,057	16,227,513	$136,022

(1)	Includes 1,179,416 shares purchased by TCV VII, L.P., 612,498 shares purchased by TCV VII (A), L.P. and 11,143 shares purchased by TCV Member Fund, L.P. Timothy McAdam, a member of our board of directors, is a Class A Director of Technology Crossover Management VII, Ltd. and a limited partner of Technology Crossover Management VII, L.P. and TCV Member Fund, L.P.

(2)	In June 2013, we effected a nine-for-one stock split of our common stock that resulted in a proportional adjustment to the conversion ratio of our preferred stock.

Recapitalization Transaction

In July 2012, immediately prior to the closing of the Series B preferred stock financing described above, we implemented a recapitalization whereby each of our existing stockholders exchanged all of their shares of common stock for a combination of Series B-1 preferred stock and common stock and exchanged all of their shares of Series A preferred stock for a combination of Series B-1 preferred stock and Series A preferred stock. The following table summarizes exchanges made by our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

	Before Exchange		After Exchange
Related Party	Common Stock (#)	Series A Preferred Stock (#)	Common Stock (#)	Series A Preferred Stock (#)	Series B-1 Preferred Stock (#)
Entities affiliated with ABS Capital Partners(1)	—	3,075,750	—	1,750,176	1,325,574
Stephen Trundle(2)	385,785	305,903	219,519	174,066	150,310
Jennifer Moyer	109,638	—	62,379	—	5,250
David Hutz	85,797	1,750	48,816	996	4,862
Jean-Paul Martin	180,000	4,000	102,420	2,276	10,343
Hugh Panero	24,498	—	13,932	—	1,173
Daniel Ramos	191,097	1,500	108,738	854	9,796

(1)	Includes 2,764,043 shares of Series A preferred stock exchanged by ABS Capital Partners V, L.P., 143,065 shares of Series A preferred stock exchanged by ABS Capital Partners V-A, L.P. and 168,642 shares of Series A preferred stock exchanged by ABS Capital Partners V Offshore, L.P. Ralph Terkowitz, a member of our board of directors, is a managing member of ABS Partners V L.L.C.

(2)	Includes 305,903 shares of Series A preferred exchanged by Backbone Partners, LLC. Mr. Trundle has voting and dispositive power over all of the outstanding membership interests of Backbone Partners, LLC.

Repurchases of our Common and Preferred Stock

Between July and August 2012, we repurchased an aggregate of 1,507,111 shares of our Series B-1 preferred stock for $75.44 per share and 258,174 shares of our common stock from certain of our stockholders for $8.38 per share, for an aggregate price of approximately $115.9 million. The following table summarizes repurchases from our directors, executive officers and holders of more than 5% of any class of our capital stock as of the date of such transaction:

Related Party	Common Stock (#)	Series B-1 Preferred Stock (#)	Total as Converted to Common Stock (#)(3)	Aggregate Purchase Price ($)
				(in thousands)
Entities affiliated with ABS Capital Partners(1)	—	1,325,574	11,930,166	100,001
Stephen Trundle(2)	—	86,461	778,149	6,523
Jennifer Moyer	9,810	5,250	57,060	478
David Hutz	9,243	4,862	53,001	444
Jean-Paul Martin	121,995	10,343	215,082	1,803
Hugh Panero	—	1,173	10,557	88
Daniel Ramos	16,470	9,796	104,634	877

(1)	Includes 1,191,236 shares of Series B-1 preferred stock repurchased from ABS Capital Partners V, L.P., 61,657 shares of Series B-1 preferred stock repurchased from ABS Capital Partners V-A, L.P. and 72,681 shares of Series B-1 preferred stock repurchased from ABS Capital Partners V Offshore, L.P. Ralph Terkowitz, a member of our board of directors, is a managing member of ABS Partners V L.L.C.

(2)	Includes 67,988 shares of Series B-1 preferred stock repurchased from Backbone Partners, LLC. Mr. Trundle has voting and dispositive power over all of the outstanding membership interests of Backbone Partners, LLC.

(3)	In June 2013, we effected a nine-for-one stock split of our common stock that resulted in a proportional adjustment to the conversion ratio of our preferred stock.

Stockholders’ Agreement

We are a party to an amended and restated stockholders’ agreement, or stockholders’ agreement, with certain holders of our preferred stock and certain holders of our common stock, including entitles affiliated with ABS Capital Partners, entities affiliated with TCV, Backbone Partners, LLC, Stephen Trundle, Jennifer Moyer, David Hutz, Jean-Paul Martin, Hugh Panero and Daniel Ramos. The stockholders’ agreement, among other things:

•	grants certain of these stockholders a right of first refusal with respect to sales of our shares by us;

•	provides for the voting of shares with respect to the constituency of our board of directors;

•	grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders;

•	grants secondary rights of refusal and right of co-sale to certain of these stockholders with respect to proposed transfers of our securities by specified stockholders; and

•	grants certain of these stockholders inspection and information rights.

The provisions of the stockholders’ agreement will terminate immediately before the completion of this offering.

Registration Rights Agreement

We are a party to an amended and restated registration rights agreement, or registration rights agreement, with certain holders of our preferred stock and certain holders of our common stock, including entitles affiliated with ABS Capital Partners, entities affiliated with TCV, Backbone Partners, LLC, David Hutz, Jean-Paul Martin and Daniel Ramos. The registration rights agreement, among other things, grants these stockholders specified registration rights with respect to shares of our common stock issued or issuable upon conversion of the shares of preferred stock held by them. For more information regarding the registration rights provided in this agreement, please refer to the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Employment Offer Letters

We have entered into offer letters with our executive officers. For more information regarding these agreements with our named executive officers, see the section of this prospectus titled “Executive and Director Compensation.”

Stock Option Grants, Stock Awards and Warrants to Directors and Executive Officers

We have granted stock options and stock awards to our certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see the section of this prospectus titled “Executive and Director Compensation.”

In September 2010, we issued Mr. Trundle a warrant to purchase 750,015 shares of our common stock with an exercise price of $0.001 per share, which was amended in July 2012 to provide for certain cash payments if certain triggering events did not occur within a specific period of time. In January 2013, such triggering events had not yet occurred and we paid Mr. Trundle $3.1 million in connection with the termination of this warrant.

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and our executive officers in connection with this offering. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive and Director Compensation — Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2014, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information shown in the table prior to this offering is based upon 37,708,164 shares of common stock outstanding as of March 31, 2014, after giving effect to the conversion of all outstanding shares of preferred stock into                              shares of our common stock (assuming a conversion ratio equal to                  common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), which will each occur upon the completion of this offering. See “Prospectus Summary — The Offering” for a description of the number of shares issuable upon conversion of our Series B and B-1 preferred stock, which depends on the initial public offering price of our common stock. The percentage ownership information shown in the table after this offering is based upon shares outstanding, assuming the sale of                  shares of our common stock by us in the offering and no exercise of the underwriters’ over-allotment option. The percentage ownership information shown in the table after this offering if the underwriters’ over-allotment option is exercised in full is based upon                  shares outstanding, assuming the sale of                  shares of our common stock by us pursuant to the underwriters’ option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2014, which is 60 days after March 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Alarm.com Holdings, Inc., 8150 Leesburg Pike, Vienna, Virginia 22182.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered	Shares Beneficially Owned After this Offering		Number of Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After this Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% or greater stockholders:
Entities affiliated with Technology Crossover Ventures(1)	16,227,513	43.0%			%			%
Entities affiliated with ABS Capital Partners(2)	15,751,584	41.8
Backbone Partners, LLC(3)	2,141,235	5.7

Named Executive Officers and Directors:
Stephen Trundle(4)	3,142,169	8.3
Jennifer Moyer(5)	211,367	*
Jeffrey Bedell(6)	508,500	1.4
Donald Clarke	—	—
David Hutz(7)	193,533	*
Jean-Paul Martin(8)	653,200	1.7
Timothy McAdam(9)	16,227,513	43.0
Hugh Panero	68,195	*
Mayo Shattuck	—	—
Ralph Terkowitz(10)	15,751,584	41.8
All current executive officers and directors as a group (11 persons)(11)	37,069,765	98.2%			%			%

Other Selling Stockholders:(12)

*	Represents beneficial ownership of less than 1%.

(1)	Includes (a) 10,614,744 shares of common stock held by TCV VII, L.P., (b) 5,512,482 shares of common stock held by TCV VII (A), L.P., and (c) 100,287 shares of common stock held by TCV Member Fund, L.P. Technology Crossover Management VII, Ltd., or TCM VII, as a general partner of TCV Member Fund, L.P. and the general partner of Technology Crossover Management VII, L.P., which is the direct general partner of each of TCV VII, L.P. and TCV VII (A), L.P., may be deemed to have the sole voting and dispositive power over the shares held by TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. Timothy McAdam and eight other individuals, collectively the TCM VII Members, are the Class A Directors of TCM VII and limited partners of Technology Crossover Management VII, L.P. and TCV Member Fund, L.P. and share voting and dispositive power over the shares held by TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. The TCM VII Members disclaim beneficial ownership with respect to shares owned by TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P., except to the extent of their pecuniary interest in these entities. The address of the entities affiliated with Technology Crossover Ventures, or TCV, is 528 Ramona Street, Palo Alto, California 94301.

(2)	Includes (a) 14,155,263 shares of common stock held by ABS Capital Partners V, L.P., (b) 732,672 shares of common stock held by ABS Capital Partners V-A, L.P., and (c) ABS Capital Partners V Offshore, L.P. ABS Partners V L.L.C., or ABS Partners, is the general partner of ABS Partners V, L.P., or ABS Partners V, which is the general partner of ABS Capital Partners V, L.P., ABS Capital Partners V-A, L.P. and ABS Capital Partners V Offshore, L.P., collectively referred to as the ABS Funds. Donald Hebb, Jr., Phillip Clough, John Stobo, Jr., Mark Anderson, Stephanie Carter, Frederic Emry III, Ashoke Goswami, James Stevenson, Ralph Terkowitz, Timothy Weglicki and Laura Witt, or the ABS Managers, are the managing members of ABS Partners. The ABS Managers, as the managing members of ABS Partners V, share voting and dispositive power over the shares held by the ABS Funds. None of the ABS Managers acting alone have voting or dispositive power over the shares held by the ABS Funds. ABS Partners, ABS Partners V and each of the ABS Managers disclaim beneficial ownership with respect to the shares owned by the ABS Funds, except to the extent of their pecuniary interest in these entities. The address of the entities affiliated with ABS Capital Partners is 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

(3)	Stephen Trundle has voting and dispositive power over all of the outstanding membership interests of Backbone Partners, LLC and has sole voting and dispositive power over the shares held by Backbone Partners, LLC.

(4)	Includes (a) 374,033 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2014 and (b) the shares described in footnote (3) above.

(5)	Includes 107,798 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2014.

(6)	Includes 90,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2014.

(7)	Includes 37,509 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2014.

(8)	Includes 530,296 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2014.

(9)	Consists of shares of common stock held by the Technology Crossover Ventures entities describe in footnote (1) above. Mr. McAdam disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest in these entities.

(10)	Consists of shares of common stock held by the ABS Capital Partners entities described in footnote (2) above. Mr. Terkowitz disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest in these entities.

(11)	Includes 35,847,816 shares of common stock held by all current executive officers and directors as a group and 1,221,949 shares that all current executive officers and directors as a group have the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.

(12)	Further information to be provided upon filing of an amendment to this registration statement.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to                                          shares of common stock, $0.01 par value per share, and                                          shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2014, after giving effect to the conversion of all outstanding preferred stock into shares of our common stock in connection with the completion of the offering, there would have been 37,709,037 shares of common stock issued and outstanding, held of record by 82 stockholders.

The number of shares of our common stock to be issued upon the conversion of all outstanding shares of our Series B and B-1 preferred stock depends in part on the initial public offering price of our common stock. The terms of our Series B and B-1 preferred stock provide that the ratio at which each share of these series of preferred stock converts into shares of our common stock in connection with this offering will increase if the initial public offering price is below $         per share, which would result in additional shares of our common stock being issued upon conversion of our Series B and B-1 preferred stock immediately prior to the completion of this offering. Based upon the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B and B-1 preferred stock will convert into an aggregate of approximately                  shares of our common stock immediately prior to the completion of this offering.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of preferred stock will be converted to common stock upon the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                      shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2014, options to purchase an aggregate of 3,324,923 shares of common stock were outstanding under our 2009 Plan at a weighted average exercise price of $2.22 per share. For additional information regarding the terms of our 2009 Plan, see the section of this prospectus titled “Executive and Director Compensation — Equity Incentive Plans — Amended and Restated 2009 Stock Incentive Plan.”

Warrants

As of March 31, 2014, two warrants for the purchase of an aggregate of 118,881 shares of our common stock were outstanding at a weighted average exercise price of $1.20 per share. These warrants will expire 15 or 30 days following the completion of this offering.

The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our preferred stock in connection with this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of the registration rights agreement. These shares are collectively referred to herein as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the registration rights agreement and are described in additional detail below.

The registration rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of March 31, 2014, an aggregate of 35,645,284 registrable securities were entitled to these demand, piggyback and S-3 registration rights.

Demand Registration Rights

At any time beginning 180 days following the effective date of this registration statement, any holder of 5% or more of our registrable securities then outstanding has the right to demand that we file a registration statement under the Securities Act covering at least 5% of the then outstanding registrable securities (or such lesser percentage of registrable securities having an anticipated offering price, net of underwriting discounts and commissions, of at least $15.0 million). These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Each eligible holder has the right to make at least one such demand and certain holders have the right to make up to three such demands each. Upon such a request, we will be required to file a registration statement within 90 days covering all or such portion of the registrable securities as requested by all the holders of the registrable securities.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act in connection with the public offering of our securities, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will be entitled to include their shares of common stock in any such registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances, provided that such limitation does not reduce the amount of securities of such holders that are included in the offering below 30% of the total amount of securities included in such offering.

Registration on Form S-3

At any time we are qualified to file a registration statement on Form S-3, any holder of 5% or more of our registrable securities then outstanding has the right to demand that we file a registration statement on Form S-3 covering all or such portion of the registrable securities as requested by all the holders of the registrable securities, provided that such requested registration has an aggregate offering price, net of any underwriting discounts or commissions, of at least $15.0 million and we have not already effected two registrations on Form S-3 within the preceding 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate as to a particular holder of registrable securities when such holder, together with any affiliates, holds 1% or less of our outstanding common stock and such shares can be sold in any 3-month period without registration and without volume or manner of sale restrictions under Rule 144 of the Securities Act.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2⁄3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2⁄3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation to be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by and of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

We intend to apply for listing of our common stock on the              under the trading symbol “ALRM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on the                 , we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of March 31, 2014, upon completion of this offering,                  shares of our common stock will be outstanding, or                  shares of common stock if the underwriters exercise their over-allotment option in full.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                 outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale upon the completion of this offering; and

•	approximately shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of shares outstanding as of March 31, 2014; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of March 31, 2014, 1,485,515 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As of March 31, 2014 options to purchase an aggregate 3,324,923 of our common stock were outstanding. As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans. See the section of this prospectus titled “Executive and Director Compensation — Equity Incentive Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our directors and officers, and substantially all of the holders of equity securities outstanding immediately prior to this offering, including all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, sell, or transfer any common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters.

The agreements do not contain any pre-established conditions to the waiver by Goldman, Sachs & Co. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors rights agreement and our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 35,645,284 shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus titled “Description of Capital Stock — Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” certain former citizens or permanent residents of the United States, or investors in pass-through entities. In addition, this summary does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this summary does not address the potential application of the Medicare contribution tax, the alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, distributions, if any, paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain (see “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI with the withholding agent, but instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(1) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. Federal Estate Tax

The estate of an individual Non-U.S. Holder is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of an individual Non-U.S. Holder decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on IRS Form W-8BEN or other appropriate version of IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
Raymond James & Associates, Inc.
William Blair & Company, LLC
Imperial Capital, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from the company and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of our common stock.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of our outstanding capital stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale—Lock-Up Agreements” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the                 under the symbol “ALRM.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, NASDAQ NMS or relevant exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             million.

We have agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, any required review by the Financial Industry Regulatory Authority, or FINRA, in connection with this offering in an amount not to exceed $            .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  of the shares offered by this prospectus for sale to certain of our business associates and service providers as well as our directors, executive officers and other employees through a directed share program. If these business associates or service providers purchase shares through the directed share program, the number of shares available for sale to the general public will be reduced. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Boston, Massachusetts. Goodwin Procter LLP, New York, New York, is representing the underwriters.

EXPERTS

The consolidated financial statements of Alarm.com Holdings, Inc. as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.alarm.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

ALARM.COM HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Alarm.com Holdings, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Alarm.com Holdings, Inc. and its subsidiaries at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

May 14, 2014

ALARM.COM HOLDINGS, INC.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Revenue:
Subscription revenue	$32,161	$55,655	$82,620
Hardware and other revenue	32,898	40,820	47,602

Total revenue	65,059	96,475	130,222
Cost of revenue:(1)
Cost of subscription revenue	8,051	12,681	16,476
Cost of hardware and other revenue	21,102	28,773	38,482

Total cost of revenue	29,153	41,454	54,958
Operating expenses:
Sales and marketing	5,819	13,232	21,467
General and administrative	6,817	14,099	29,928
Research and development	5,613	8,944	13,085
Amortization and depreciation	1,988	2,230	3,360

Total operating expenses	20,237	38,505	67,840

Operating income	15,669	16,516	7,424
Interest income / (expense), net	1	(307)	(100)
Other income / (expense), net	—	—	(112)

Income before income taxes	15,670	16,209	7,212
Provision for income taxes	6,015	7,280	2,688

Net income	9,655	8,929	4,524
Dividends paid on redeemable convertible preferred stock	(18,998)	(8,182)	—
Cumulative dividend on redeemable convertible preferred stock	(3,317)	(1,855)	—
Deemed dividend to redeemable convertible preferred stock upon recapitalization	—	(138,727)	—
Income allocated to participating securities	—	—	(4,402)

Net (loss) income attributable to common stockholders	$(12,660)	$(139,835)	$122

Per share information attributable to common stockholders:
Net (loss) income per share:
Basic	$(19.76)	$(108.55)	$0.08
Diluted	$(19.76)	$(108.55)	$0.04
Pro forma (unaudited):
Basic
Diluted
Weighted average common shares outstanding:
Basic	640,850	1,288,162	1,443,469
Diluted	640,850	1,288,162	2,795,345
Pro forma (unaudited):
Basic
Diluted

(1)	Exclusive of amortization and depreciation shown below.

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year ended December 31,
	2011	2012	2013
Net income	$9,655	$8,929	$4,524

Other comprehensive income, net of tax:
Unrealized gain on available for sale securities	—	—	56

Other comprehensive income	—	—	56

Total comprehensive income	$9,655	$8,929	$4,580

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2012	2013	2013
Assets			Pro Forma (Note 2)
Current assets:			(unaudited)
Cash and cash equivalents	$41,920	$33,583	$33,583
Accounts receivable, net	10,246	16,579	16,579
Inventory	1,538	2,518	2,518
Deferred tax assets	1,983	1,059	1,059
Other current assets	981	1,717	1,717

Total current assets	56,668	55,456	55,456
Property and equipment, net	2,572	3,586	3,586
Intangible assets, net	6,923	5,962	5,962
Goodwill	18,480	18,480	18,480
Deferred tax assets	687	5,546	5,546
Marketable securities	—	2,208	2,208
Other assets	2,215	8,249	8,249

Total Assets	$87,545	$99,487	$99,487

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$12,944	$15,870	$15,870
Accrued compensation	1,485	3,765	3,765
Deferred revenue	859	1,163	1,163
Current portion of long-term debt	1,500	2,000	2,000

Total current liabilities	16,788	22,798	22,798
Deferred revenue	7,173	8,488	8,488
Long-term debt	7,500	5,500	5,500
Other liabilities	679	935	935

Total Liabilities	32,140	37,721	37,721

Commitments and contingencies (Note 12)

Redeemable convertible preferred stock
Series B redeemable convertible preferred stock, $0.001 par value, 1,809,685 shares authorized, 1,809,685 shares issued and outstanding as of December 31, 2012 and 2013 and no shares issued and outstanding as of December 31, 2013 pro forma, liquidation preference of $191,132 as of December 31, 2013.	136,523	136,523	—
Series B-1 redeemable convertible preferred stock, $0.001 par value, 1,669,680 shares authorized, 82,934 shares issued and outstanding as of December 31, 2012 and 2013 and no shares issued and outstanding as of December 31, 2013 pro forma, liquidation preference of $8,759 as of December 31, 2013.	6,265	6,265	—
Series A redeemable convertible preferred stock, $0.001 par value, 3,511,725 shares authorized, 1,998,257 issued and outstanding as of December 31, 2012 and 2013 and no shares issued and outstanding as of December 31, 2013 pro forma, liquidation preference of $22,458 as of December 31, 2013.	59,668	59,668	—
Stockholders’ (deficit) equity
Common stock, $0.01 par value, 100,000,000 shares authorized, 1,251,333, 1,657,433 and shares issued and outstanding as of December 31, 2012, December 31, 2013 and December 31, 2013 pro forma (unaudited).	13	17	367
Additional paid-in capital	—	1,777	203,883
Treasury stock (35,523 shares at cost of $1.20 per share)	(42)	(42)	(42)
Accumulated other comprehensive income	—	56	56
Accumulated deficit	(147,022)	(142,498)	(142,498)

Total Stockholders’ (Deficit) Equity	(147,051)	(140,690)	61,766

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity	$87,545	$99,487	$99,487

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income	$9,655	$8,929	$4,524
Adjustments to reconcile net income to net cash from operating activities:
Provision for doubtful accounts	318	107	592
Reserve for product returns	1,069	1,537	1,781
Amortization on patents	101	202	201
Amortization and depreciation	1,988	2,230	3,360
Deferred income taxes	315	(1,636)	(2,004)
Tax benefit from stock based awards	(272)	(511)	(160)
Undistributed losses from equity investees	—	—	112
Stock-based compensation	182	1,759	841
Goodwill and intangible asset impairment	—	—	11,266
Gain on release of contingent liability	—	—	(5,820)
Other, net	—	—	330
Changes in operating assets and liabilities (net of business acquisitions):
Accounts receivable, net	(5,992)	(3,986)	(8,678)
Inventory	(1,102)	(22)	(1,412)
Other assets	(102)	(286)	(1,038)
Accounts payable and accrued expenses	4,871	4,927	5,169
Deferred revenue	2,614	2,811	1,618
Other liabilities	(35)	62	(28)

Cash flows from operating activities	13,610	16,123	10,654

Cash flows used in investing activities:
Business acquisition, net of cash acquired	—	—	(8,148)
Additions to property and equipment	(1,110)	(1,322)	(2,275)
Investments in cost and equity method investees	—	(300)	(4,516)
Purchases of licenses to patents	(1,250)	(1,000)	—
Issuances of notes receivable	—	(250)	(1,492)
Payments received on notes receivable	58	64	—
Purchase of available for sale security	—	—	(2,000)

Cash flows used in investing activities	(2,302)	(2,808)	(18,431)

Cash flows (used in) / from financing activities
Proceeds from term loan	10,000	—	—
Repayments of term loan	—	(1,000)	(1,500)
Dividends paid to common stockholders	(892)	(414)	—
Dividends paid to redeemable convertible preferred stock holders	(18,998)	(8,182)	—
Repurchases of common stock	—	(2,209)	(5)
Issuance of ownership units in subsidiary	75	—	—
Issuances of common stock from equity based plans	578	255	785
Tax benefit from stock-based awards	272	511	160
Proceeds from issuance of preferred stock	—	136,524	—
Payment for repurchase of preferred stock	—	(113,697)	—

Cash flows (used in) / from financing activities	(8,965)	11,788	(560)

Net increase / (decrease) in cash and cash equivalents	2,343	25,103	(8,337)
Cash and cash equivalents at beginning of the period	14,474	16,817	41,920

Cash and cash equivalents at end of the period	$16,817	$41,920	$33,583

Supplemental disclosures:
Cash paid for interest	$9	$296	$274

Cash paid for income taxes, net of refunds	$5,201	$9,201	$6,204

Non-cash investing and financing activities:
Conversion of note receivable into cost method investment	$—	$—	$250

Cumulative dividends on participating securities	$3,317	$1,855	$—

Deemed dividend to participating securities upon recapitalization	$—	$138,727	$—

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.

Consolidated Statements of Equity

(in thousands)

	New Common Stock		Old Common Stock		Additional Paid-In- Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2011	—	$—	219	$2	$519	$—	$5,494	$—	$6,015
Common stock issued in connection with equity based plans	—	—	1,406	14	564	—	—	—	578
Stock-based compensation expense	—	—	—	—	182	—	—	—	182
Tax benefit from stock-based awards	—	—	—	—	272	—	—	—	272
Dividends paid to common stockholders	—	—	—	—	(216)	—	(676)	—	(892)
Dividends paid to Redeemable Convertible Preferred Stockholders	—	—	—	—	(1,321)	—	(17,677)	—	(18,998)
Net income	—	—	—	—	—	—	9,655	—	9,655

Balance, December 31, 2011	—	$—	1,625	$16	$—	$—	$(3,204)	$—	$(3,188)
Common stock issued in connection with equity based plans	599	6	10	—	249	—	—	—	255
Stock-based compensation expense	—	—	—	—	1,759	—	—	—	1,759
Tax benefit from stock-based awards	—	—	—	—	511	—	—	—	511
Cancellation of Old Common Stock and Conversion to Series B-1 Preferred and New Common Stock in recapitalization	910	9	(1,600)	(16)	(354)	—	(5,424)	—	(5,785)
New common stock repurchased	(258)	(2)	—	—	(2,165)	—	—	—	(2,167)
Cancellation of Old Series A Preferred and Conversion to Series B-1 Preferred and New Series A Preferred in recapitalization	—	—	—	—	—	—	(138,727)	—	(138,727)
Treasury stock repurchased	—	—	(35)	—	—	(42)	—	—	(42)
Dividends paid to Common Stockholders	—	—	—	—	—	—	(414)	—	(414)
Dividends paid to Redeemable Convertible Preferred Stockholders	—	—	—	—	—	—	(8,182)	—	(8,182)
Net income	—	—	—	—	—	—	8,929	—	8,929

Balance, December 31, 2012	1,251	$13	—	$—	$—	$(42)	$(147,022)	$—	$(147,051)
Common stock issued in connection with equity based plans	408	4	—	—	781	—	—	—	785
Stock-based compensation expense	—	—	—	—	841	—	—	—	841
Tax benefit from stock-based awards	—	—	—	—	160	—	—	—	160
Common stock repurchased	(2)	—	—	—	(5)	—	—	—	(5)
Other comprehensive income	—	—	—	—	—	—	—	56	56
Net income	—	—	—	—	—	—	4,524	—	4,524

Balance, December 31, 2013	1,657	$17	—	$—	$1,777	$(42)	$(142,498)	$56	$(140,690)

See accompanying notes to the consolidated financial statements

ALARM.COM HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Note 1. Company Overview

Alarm.com Holdings, Inc. (referred herein as “Alarm.com”, the “Company”, or “we”) is a cloud-based software platform powering the intelligently connected home. Our multi-tenant software-as-a-service (“SaaS”) platform allows home and business owners to intelligently secure and manage their properties and remotely interact with a broad array of connected devices through a single, intuitive interface. Our solution is delivered through an established network of thousands of authorized and licensed service providers. Our four primary solutions are intelligent automation, interactive security, video monitoring and energy management, which can be used individually or integrated into a single user interface. We derive revenue from the sale of our software as a service over our integrated platform, hardware, activation fees and other revenue. Our fiscal year ends on December 31st.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include our accounts and those of our majority-owned and controlled subsidiaries after elimination of intercompany accounts and transactions. Equity investments over which we are able to exercise significant influence but do not control the investee are accounted for using the equity method.

We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”). Voting interest entities are entities that have sufficient equity and provide equity investor voting rights that give them power to make significant decisions relating to the entity’s operations. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. In VIEs, a controlling financial interest is attained through means other than voting rights and the entities lack one or more of the characteristics of a voting entity.

We account for our unconsolidated investments in businesses under the cost or equity method dependent on factors such as percent ownership and factors that would determine significant influence. Our cost method investments are recorded at cost with no change in fair value unless there are events or circumstances present that would have a significant adverse effect on the fair value of the investment. Equity method investments are recorded at cost and adjusted to record our share of the company’s undistributed gains and losses in our consolidated statements of operations. We evaluate our equity method investments for impairment whenever events or circumstances indicate that carrying amount of such investments may not be recoverable.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for revenue recognition, allowances for doubtful accounts receivable, allowance for hardware returns, estimates of obsolete inventory, long-term incentive compensation, stock-based compensation, income taxes, legal reserves and goodwill and intangible assets.

Unaudited Pro Forma Presentation

In the event that an initial public offering of our common stock, or IPO, is completed, all shares of the Company’s outstanding redeemable convertible preferred stock will automatically convert into common stock. The unaudited pro forma stockholders’ equity as of December 31, 2013 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of              shares of common stock.

The unaudited pro forma net income per share attributable to common stockholders for the year ended December 31, 2013 assumes the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of              shares of common stock upon the completion of the IPO as of January 1, 2013 or at the time of issuance, if later. Any amounts recorded to reflect a deemed dividend on the Series B and B-1 preferred stock have been added back to net income (loss) attributable to common stockholders to arrive at pro forma net income (loss) attributable to common stockholders.

The pro forma financial information does not give effect to any proceeds from a qualifying initial public offering of our common stock.

Reclassification

We have reclassified financial information in the years ended December 31, 2011 and 2012 to align with the presentation of our financial statements for the year ended December 31, 2013.

Revision

During the preparation of the financial statements for the year ended December 31, 2013, we identified errors in 2011 and 2012 related to timing of revenue and expense recognition and accounting for awards of subsidiary stock. We revised the 2011 and 2012 financial statements to correct these errors, which were immaterial both individually and in the aggregate and increased net income by $125,000 and $119,000, respectively.

Comprehensive Income (Loss)

Other comprehensive income or loss refers to gains and losses that are recorded as a separate element of stockholders’ equity (deficit) and are excluded from net income. We did not have any items of comprehensive income or loss other than net income for the years ended December 31, 2011 and 2012. For the year ended December 31, 2013, comprehensive income includes unrealized gains and losses on available for sale investments.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity from the date of purchase of three months or less to be cash equivalents. We have invested approximately $17.5 million and $29.6 million, respectively, in cash equivalents in the form of money market funds with one financial institution. We consider these money market funds to be Level 1 financial instruments.

Accounts Receivable

Accounts receivable are principally derived from sales to customers located in the United States and Canada. Our sales in Canada are transacted in U.S. dollars. Our accounts receivable are stated at estimated realizable value. We utilize the allowance method to provide for doubtful accounts based on management’s evaluation of the collectability of the amounts due. Our estimate is based on historical collection experience and a review of the current status of accounts receivable. Each of our service providers are evaluated for creditworthiness through a credit review process at the inception of the arrangement or if risk indicators arise during our arrangement at such other time. Our terms for hardware sales to our service providers and distributors typically allow for returns for up to one year. We apply our estimate as a percentage of sales monthly, based on historical data, as a reserve against revenue to account for our provision for returns. We have not experienced write-offs for uncollectible accounts or sales returns that have differed significantly from our estimates.

Inventory

Our inventory, which is primarily comprised of the raw materials used to produce our wireless communications network enabled radios, home automation system parts and peripherals, is stated at the lower of cost or market, and is charged to cost of sales on a first in, first out (“FIFO”) basis. We periodically evaluate our inventory quantities for obsolescence based on criteria such as customer demand and changing technology and record an obsolescence write down when necessary.

Marketable Securities

Our investments in marketable equity securities consist of available for sale securities, which are stated at fair value, with unrealized gains and temporary unrealized losses reported as a component of other comprehensive income net of tax, until realized. When realized, we recognize gains and losses on the sales of the securities on a specific identification method and include the realized gains or losses in other income in the consolidated statements of operations. We include interest, dividends, and amortization of premium or discount on securities classified as available for sale in other income in the consolidated statements of operations. We also evaluate our available for sale securities to determine whether a decline in fair value is other than temporary. Should the decline be considered other than temporary, we write down the cost of the security and include the loss in earnings. Available for sale securities are classified as either short-term or long-term based on management’s intention of when to sell the securities or maturity date, if applicable.

Internal-Use Software

We capitalize the costs related to the design of internal-use software related to the development of our platform during the application development stage of the projects. The costs are primarily comprised of salaries, benefits and stock-based compensation expense of the projects’ engineers and product development teams. Our internally developed software is reported at cost less accumulated amortization. Amortization begins once the project is ready for its intended use, which is usually when the code goes into production in weekly software builds on our platform. We amortize the asset on a straight-line basis over a period of three years, which is the estimated useful life. We utilize continuous agile development methods to update our software for our SaaS multi-tenant platform on a weekly basis, which primarily consists of bug-fixes and user interface changes. We evaluate whether a project should be capitalized if it adds significant functionality to our platform. Maintenance activities or minor upgrades are expensed in the period performed.

Revenue Recognition and Deferred Revenue

We derive our revenue from two primary sources, the sale of subscriptions to our cloud-based connected home platform solutions and the sale of hardware products that enable our solutions. We sell our hardware and platform solutions to service providers that resell our hardware and solutions to end-users, which we refer to as our subscribers. We also sell our hardware to distributors who resell the hardware to service providers. We enter into contracts with our service providers that establish pricing for access to our connected home platform solutions and for the sale of hardware. These contracts typically have an initial term of one year, with subsequent automatic renewal terms of one year. Our service providers typically enter into underlying contracts with our subscribers, which our service providers have indicated range from three to five years in length.

Our hardware includes cellular radio modules that enable access to our cloud-based platform, as well as video cameras, image sensors and other peripherals. Our service providers purchase our hardware in anticipation of installing the hardware in a subscriber’s home or business when they create a new subscriber account, or for use in an existing subscriber’s property. The purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of our platform services. Service providers transact with us to purchase our platform solutions and resell our solutions to a new subscriber, or to upgrade or downgrade the solutions of an existing subscriber, at which time the subscriber’s access to our platform solutions is enabled and the delivery of the services commences.

We recognize revenue with respect to our solutions when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery to the customer, which may be either a service provider, distributor or subscriber; has occurred or service has been rendered;

•	Fees are fixed or determinable; and

•	Collection of the fees is reasonably assured.

We consider a signed contract with a service provider to be persuasive evidence that an agreement exists, and the fees to be fixed or determinable if the fees are contractually agreed to with our service providers. Collectability is evaluated based on a number of factors, including a credit review of new service providers, and the payment history of existing service providers. If collectability is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon the receipt of payment.

Subscription Revenue

We generate our subscription revenue primarily from the monthly fees charged to our service providers sold on a per subscriber basis for access to our cloud-based connected home platform and the related solutions. Our fees per subscriber vary upon the service plan and features utilized.

Under negotiated terms in the agreements with our service providers, we are entitled to receive and we recognize revenue based on a subscription fee that is billed at the beginning of each month. We recognize subscription revenue monthly as the services are delivered.

We offer multiple service level packages for our solutions and a range of a la carte add-ons for additional features, such as video as a service or a connected thermostat. The subscription fee paid by our service providers each month for the delivery of our solutions is based on the combination of packages and add-ons enabled for each subscriber. We utilize tiered pricing plans where our service providers may receive pricing discounts driven by achieving and maintaining new subscriber creation rates, which represent the number of new subscribers they have added to our platform in a given period. Any such discounts are applied only to new subscribers that the service provider activates on a prospective basis.

Hardware and Other Revenue

We generate hardware and other revenue primarily from the sale of cellular radio modules that provide access to our cloud-based platform and other devices. We recognize hardware and other revenue when the hardware is delivered to our service provider or distributor, net of a reserve for estimated returns. Our terms for hardware sales typically allow service providers to return hardware up to one year past the date of original sale. We record a percentage of hardware and other revenue monthly, based on historical returns, as a reserve against revenue for hardware returns. We evaluate our hardware reserve on a quarterly basis or sooner if there is an indication of a change in return experience.

Hardware and other revenue also includes activation fees charged to service providers for activation of a new subscriber account on our platform, as well as fees paid by service providers for lead referrals. The activation fee is separately negotiated and specified in our contractual arrangements with our service providers and is charged to the service provider for each subscriber activated on our platform. Activation fees are not offered on a stand-alone basis separate from our subscription offering. We record activation fees initially as deferred revenue and recognize these fees as revenue ratably over the expected life of the subscriber account, which we estimate to be ten years based on our historical annual attrition rates. The portion of these activation fees included in current and long-term deferred revenue as of our balance sheet date represents the amounts that will be recognized ratably as revenue over the following twelve months, or longer as appropriate, until the ten-year expected term is complete. The current and long-term balance for deferred revenue for activation fees was $7.5 million and $9.3 million as of December 31, 2012 and 2013.

Cost of Revenue

Our cost of subscription revenue primarily includes the amounts paid to wireless network providers and, to a lesser extent, the costs of running our network operation centers which are expensed as incurred. Our cost of hardware and other revenue primarily includes cost of raw materials and amounts paid to our third-party manufacturer for production and fulfillment of our cellular radio modules and image sensors, and procurement costs for our video cameras, which we purchase from an original equipment manufacturer, and other devices. We carry our inventory at lower cost or market and the cost is charged to cost of sales on a FIFO basis when the inventory is shipped from our manufacturer. Our cost of revenue excludes amortization and depreciation.

Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for similar assets and liabilities, either directly or indirectly; quoted prices in markets that are not active; and

Level 3 — Unobservable inputs supported by little or no market activity.

The carrying amount of financial assets, including cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the short maturity and liquidity of those instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis — We have an available-for-sale investment and derivatives that we record at fair value on a recurring basis.

Assets Measured at Fair Value on a Nonrecurring Basis — We measure certain assets, including property and equipment, goodwill, intangible assets, cost and equity method investments at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired.

Concentration of Credit Risk and Significant Service Providers

The financial instruments that potentially subject us to concentrations of credit risk consists principally of cash and cash equivalents, marketable securities and accounts receivables. All of our cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. Our cash and cash equivalent accounts may exceed federally issued limits at times. We have not experienced any losses on cash and cash equivalents to date. To manage accounts receivable risk, we evaluate the credit worthiness of our service providers and maintain an allowance for doubtful accounts. The majority of our accounts receivable balance is made up of our service providers in North America. We assess the concentrations of credit risk with respect to accounts receivables based on one industry and geographic region and feel that our reserve for uncollectible accounts is appropriate based on our history and this concentration.

Stock-Based Compensation

We compensate our executive officers, board of directors and our employees with incentive stock-based compensation plans. When granted, awards are governed by the 2009 Stock Incentive Plan, as amended, which provides for the awards to be valued at their grant date fair value. We record stock-based compensation expense using the accelerated attribution method, net of estimated forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche. Our equity awards generally vest over five years and are settled in Alarm.com Holdings, Inc. common stock. During 2011, 2012 and 2013, we recognized compensation expense of $0.2 million, $1.8 million and $0.8 million, and associated income tax benefit of $0.3 million, $0.5 million and $0.2 million, respectively, in connection with our stock-based compensation plans.

Business Combinations

The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. Acquisition-related costs are expensed as incurred. The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The net assets and results of operations of an acquired entity are included in our consolidated financial statements from the acquisition date.

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets including finite lived intangible assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets, including finite lived intangible assets, are measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Goodwill

We review goodwill and indefinite-lived intangible assets at least annually, as of October 1, for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or indefinite-lived intangible asset below its carrying value. We test our goodwill at the reporting unit level. We initially assess qualitative factors to determine if it is necessary to perform the two-step goodwill impairment review or indefinite-lived intangible asset quantitative impairment review. We review the goodwill for impairment using the two-step process and the indefinite-lived intangible assets using the quantitative process if, based on our assessment of the qualitative factors, we determine that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value, or if we decide to bypass the qualitative assessment. We review the carrying value of goodwill and indefinite-lived intangible assets utilizing a discounted cash flow model and we use the guideline company method to assess the reasonableness of the method. We make assumptions regarding estimated future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit’s and indefinite-lived intangible asset’s estimated fair value. If these estimates or related assumptions change in the future, we may be required to record impairment charges.

Advertising Costs

We expense advertising costs as incurred. Advertising costs totaled $0.7 million, $4.1 million and $8.2 million for the years ended December 31, 2011, 2012 and 2013. Advertising costs are included within sales and marketing expenses on our consolidated statements of operations.

Accounting for Income Taxes

We account for income taxes under the asset and liability method as required by accounting standards codification, or ASC 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

We are subject to income taxes in the United States. Significant judgment is required in evaluating uncertain tax positions. We record uncertain tax positions in accordance with ASC 740-10 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) with respect to those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties as a component of our income tax provision.

Earnings per Share (“EPS”)

Our basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

Our diluted net income (loss) per share is calculated by giving effect to all potentially dilutive common stock when determining the weighted-average number of common shares outstanding. For purposes of the diluted net income (loss) per share calculation, options to purchase common stock and redeemable convertible preferred stock are considered to be potential common stock.

We have issued securities other than common stock that participate in dividends (“participating securities”), and therefore utilize the two-class method to calculate net income (loss) per share. These participating securities include redeemable convertible preferred stock. The two-class method requires a portion of net income to be allocated to the participating securities to determine the net income attributable to common stockholders. Net income attributable to the common stockholders is equal to the net income less dividends paid on preferred stock, assumed periodic cumulative preferred stock dividends and deemed dividends on preferred stock in the recapitalization with any remaining earnings allocated in accordance with the bylaws between the outstanding common and preferred stock as of the end of each period.

Recent Accounting Pronouncements

On February 5, 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” which requires entities to disclose additional information about items reclassified out of accumulated other comprehensive income (“AOCI”). The requirements include by component disclosures of changes in AOCI balances along with the related income tax benefit or expense and significant items reclassified out of AOCI. ASU 2013-2 is effective for annual periods, and interim periods within those years, beginning after December 15, 2012, and the amendments are to be applied prospectively. We adopted this pronouncement in the first quarter of 2013 and it did not have a material impact on our financial statements.

Not yet adopted

On July 18, 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force),” which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (“NOL”) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. ASU 2013-11 is effective for annual periods, and interim periods within those years, beginning after December 15, 2013. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. While early adoption is permitted, we plan to adopt the new requirements in our reporting for the first quarter of our fiscal year 2014. We do not expect that the adoption of this provision will have a material impact on our financial statements as we have no uncertain tax positions as of December 31, 2013.

Note 3. Accounts Receivable, Net

The components of accounts receivable are as follows (in thousands):

	December 31,
	2012	2013
Accounts receivable	$11,732	$17,835
Allowance for doubtful accounts	(580)	(304)
Allowance for product returns	(906)	(952)

Accounts receivable, net	$10,246	$16,579

For the years ended December 31, 2011, 2012 and 2013, we recorded $1.1 million, $1.5 million and $1.8 million reserve for product returns in our hardware and other revenue. For the years ended December 31, 2011, 2012 and 2013, we recorded a $0.3 million, $0.1 million and a $0.6 million provision for doubtful accounts receivable. Historically, we have not experienced write-offs for uncollectible accounts or sales returns that have differed significantly from our estimates.

Note 4. Inventory

The components of inventory are as follows (in thousands):

	December 31,
	2012	2013
Raw materials	$1,454	$2,420
Finished goods	84	98

Total inventory	$1,538	$2,518

For the year ended December 31, 2013, we recorded $0.4 million to write-down inventory to its net realizable value after it was determined to be impaired. There were no such charges in the year ended December 31, 2012.

Note 5. Investments in Other Entities

Cost Method Investment in Connected Home Service Provider

On September 4, 2012, we purchased 20,000 of Series A Convertible Preferred Membership Units of a Brazilian connected home solutions provider for $15.00 per unit, or $300,000, for a 12.2% interest on a fully diluted basis in this entity. On June 26, 2013, we entered into an agreement with the same company to purchase 2,667 of Series B Convertible Preferred Membership Units at $26.22 per unit, or $70,000, which brought our aggregate interest to 12.4% on a fully diluted basis. The entity will resell our products and services to residential and commercial customers in Brazil. Based upon the level of equity investment at risk, the connected home service provider is a Variable Interest Entity (“VIE”). We do not control the marketing, sales, installation, or customer maintenance functions of the entity and therefore do not direct the activities of the entity that most significantly impact its economic performance. We have determined that we are not the primary beneficiary of the entity and do not consolidate the connected home services provider. We account for this investment using the cost method. The $370,000 investment balance is included in other long-term assets in our consolidated balance sheets.

Loans to and Investments in a Platform Partner

On October 31, 2012, we entered into an agreement with a platform partner to lend $250,000 in the form of a bridge loan secured by a convertible promissory note (the “2012 Note”). Under the terms of the 2012 Note, the entire principal balance becomes due on the earlier of October 31, 2013, or the date on which our platform partner completes a qualified financing event. Additionally, the 2012 Note automatically converts into the preferred stock of our platform partner if that entity completes a qualified financing event within 180 days of the 2012 Note issuance date. If the 2012 Note automatically converts into preferred stock, the conversion price will equal the lowest per-share selling price at which shares of preferred stock are issued in a qualified financing. Interest on the 2012 Note accrues at a rate of 8.0% per annum and all unpaid interest is payable upon the earlier of the maturity date or the conversion date. The 2012 Note is included in other current assets in our consolidated balance sheet as of December 31, 2012.

On January 17, 2013, the 2012 Note plus accrued interest was automatically converted in a qualified financing event where we paid $3.5 million in cash to purchase 3,548,820 shares of the platform partner’s Series A convertible preferred shares, or an 18.7% interest on an as-converted and fully diluted basis. The terms of our investment in the convertible preferred shares included a freestanding option to make an additional investment in the platform partner. Based upon the level of equity investment at risk, the platform partner is a VIE. We do not control the hardware design, software development, manufacturing, marketing, or sales functions of the entity and therefore we do not direct the activities the entity that most significantly impact its economic performance. We have determined that we are not the primary beneficiary of the entity and do not consolidate the platform partner. We recorded the option at its fair value of $0.2 million, and the remaining $3.5 million was recorded as a cost method investment. There have been no adjustments to fair value on these assets subsequent to their initial measurement at fair value. As of December 31, 2013, the cost method investment and purchase option are recorded in other long-term assets on our consolidated balance sheet.

On July 24, 2013, we loaned the same platform partner $2.0 million in the form of a secured convertible note (the “2013 Note”). The 2013 Note bears interest at 6.0% per annum, and principal and any accrued but unpaid interest is due and payable on the earlier of (1) January 19, 2015 or (2) immediately prior to a change in control. The 2013 Note is accounted for as an available for sale security and is recorded at fair value in marketable securities in our consolidated balance sheet. The initial fair value of the 2013 Note was $1.9 million. The fair value of the 2013 Note at December 31, 2013 was $2.1 million, including $53,000 of accrued interest receivable, and in 2013 we recorded an unrealized gain of $92,000, net of tax of $36,000, in other comprehensive income. The 2013 Note converts automatically into equity at a 12.5% discount from the price per share at which new shares of capital stock are issued by the platform provider in a qualified financing. The automatic conversion feature is an embedded derivative that required bifurcation from the 2013 Note. It was recorded at its initial fair value of $0.1 million in other non-current assets and is remeasured at fair value each reporting period with changes recorded in other income / (expense), net. At December 31, 2013, the fair value of the automatic conversion feature was $125,000, and we recorded a gain of $63,000 in 2013 other income / (expense), net. Under the terms of the 2013 Note, if our platform partner repays the note before the maturity date and completes a qualified financing within 6 months of the repayment, we have the option to purchase capital stock at a 12.5% discount from the price per share in a qualified financing. This option to purchase capital stock at a discount is a freestanding derivative that is remeasured at fair value each reporting period with changes recorded in other income / (expense), net. We estimate the fair value of this option at inception and at December 31, 2013 to be minimal because we consider the probability of our platform partner prepaying the 2013 Note and entering into a qualified financing to be remote. Additionally, if no qualified financing occurs, we can elect to convert the 2013 Note and any unpaid accrued interest into our platform partner’s preferred stock.

Note 6. Acquisitions

EnergyHub Acquisition

On May 7, 2013, in accordance with the Agreement and Plan of Merger, we completed our purchase of 100% of the stock of EnergyHub, Inc. (“EnergyHub”), a developer of software and hardware solutions focused on helping consumers, utilities, and service providers reduce energy consumption through EnergyHub’s demand response and energy efficiency platform. We paid $8.3 million in cash in initial consideration and established a contingent liability of $5.8 million for earn-out considerations to be paid to the former owners. We included the results of EnergyHub’s operations since its acquisition date in the Other segment in our consolidated financial statements. EnergyHub represented $0.4 million of revenue and $4.4 million of net loss for the year ended December 31, 2013.

The table below sets forth the consideration transferred to EnergyHub stockholders and the estimated fair value of tangible and intangible net assets received in the acquisition:

2013
(in thousands)
Calculation of Consideration:
Cash paid, net of working capital adjustment	$8,263
Estimated contingent consideration liability	5,820

Total consideration	$14,083

Estimated Tangible and Intangible Net Assets:
Current assets	$173
Other long-term assets	32
Customer related intangible	4,420
Developed technology	2,320
Trade name	860
Deferred tax asset - long-term	4,755
Current liabilities	(337)
Deferred tax liability - long-term	(2,949)
Goodwill	4,809

Total estimated tangible and intangible net assets	$14,083

Goodwill of $4.8 million represents the value of expected synergies between us and EnergyHub and is calculated as the total consideration less tangible and intangible net assets, including the value of acquired workforce. We estimate that goodwill will not be deductible for tax purposes. Our estimate of the fair value of tangible and intangible net assets was developed using a multi-period excess earnings method for customer-related intangibles and the relief from royalty method for the developed technology intangible. Significant estimates used in the valuation included revenue growth rates, expense and contributory asset charges, royalty rates and the discount rate.

Management determined the estimated fair value of the contingent earn-out payments to be $5.8 million. Payment of the earn-out consideration is principally contingent upon EnergyHub achieving certain agreed upon revenue targets during 2013 through 2015 and, if EnergyHub achieves those targets, we would be required to make payments at the end of 2013, 2014 and 2015 up to a maximum amount of $16.8 million. See “Impairment” below for a discussion of the treatment of the earn-out in 2013 through 2015.

Fair Value of Net Assets Acquired and Intangibles

In accordance with ASC 805, the assets and liabilities of EnergyHub we acquired were recorded at their respective fair values as of May 7, 2013, the date of the acquisition.

Customer Relationships

The customer relationship intangible was recorded separate from goodwill based on determination of the length, strength and contractual nature of the relationship that EnergyHub shared with its customers. We valued this customer relationship information using the multi-period excess earnings method, an income approach. We used several assumptions in the income approach, including revenue growth, a customer retention rate of 75 percent, operating expenses, charge for contributory assets and trade name, and a 24 percent discount rate used to calculate the present value of the cash flows. The customer relationships, valued at $4.4 million, are being amortized on a straight-line basis over the estimated useful life of 4.5 years.

Developed Technology

Developed technology recorded separately from goodwill consists of intellectual property such as proprietary software used internally for revenue producing activities. EnergyHub’s proprietary software, Mercury, is offered for sale on a subscription hosted basis to customers and has an established revenue stream. The developed technology was valued by applying the relief from royalty method, an income approach. We used several assumptions in the relief from royalty method, including revenue growth, a royalty rate of 7 percent, and a 24 percent discount rate used to calculate the present value of cash flows. The developed technology, valued at $2.3 million, is being amortized on a straight-line basis over an estimated useful life of 7.5 years.

Trade Name

The EnergyHub trade name was recorded separate from goodwill based on an evaluation of the importance of the trade name and the brand recognition in the market, the importance of the trade name to the EnergyHub’s customers, and the amount of revenue associated with the trade name. In developing the estimated fair value, we valued the trade name utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and the discount rate to calculate the present value of cash flows. The trade name, valued at $0.9 million, is being amortized on a straight-line basis over the estimated useful life of 7 years.

Unaudited Pro forma Information

The following pro forma data is presented as if EnergyHub was included in our historical consolidated statement of operations beginning January 1, 2012.

	Pro forma Year ended December 31,
	2012	2013
Revenue	$97,966	$130,726
Net Income	6,128	5,652

Impairment and Earnout Obligation

A triggering event occurred in September 2013 that indicated an impairment of intangibles and goodwill had occurred related to our EnergyHub reporting unit. We determined that a potential strategic partnership agreement which was expected to contribute a material amount of revenue over the earn-out period was no longer expected to be executed. Therefore, EnergyHub’s revenue over the earn-out period was expected to be materially less than originally estimated at the time of the acquisition. Revenue from this potential strategic partnership represented a material percentage of the revenue growth assumptions included in the forecast used to assign fair value to the customer relationships, developed technology and trade name. As a result, we prepared an interim review of the carrying value of goodwill and other intangible assets. The business failed step one of the goodwill impairment test, and we performed step two to determine the amount of the impairments. Under step one of the impairment analysis, EnergyHub was valued using the discounted cash flow method. To estimate the value of our total invested capital, the debt-free after tax cash flows for EnergyHub were discounted by a 25 percent required rate of return. We used the guideline company method to assess the reasonableness of this value. The total invested capital was compared to our carrying value to determine whether goodwill was impaired as indicated when the carrying value of EnergyHub is higher than the estimated value. The carrying value of the finite lived intangible assets (customer related, developed technology and trade name intangibles) were compared to the sum of our pre-tax and undiscounted cash flows, and we determined that the goodwill and intangible assets were impaired. We recognized an impairment charge for goodwill of $4.8 million and intangible assets of $6.5 million, which are recorded in general and administrative expense for the year ended December 31, 2013 in our consolidated statement of operations. Due to the triggering event, EnergyHub’s revenue results were expected to be materially less than the revenue targets established in the earn-out agreement. Therefore we determined that the earn-out fair value was zero for 2013 through 2015. We recorded a $5.8 million gain on the release of the contingent liability in general and administrative expense for the year ended December 31, 2013 in our consolidated statement of operations.

Note 7. Property and Equipment

Furniture and fixtures, computer software and equipment and leasehold improvements are recorded at cost and presented net of depreciation. Furniture and fixtures and computer software and equipment are depreciated straight-line over lives ranging from three to five years. Internally developed internal-use software is amortized on a straight-line basis over a three year period. During the application development phase we categorize capitalized costs in our construction in progress account until the build is put into production and we move the asset to internal-use software. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the asset lives.

The components of property and equipment are as follows (in thousands):

	December 31,
	2012	2013
Furniture and fixtures	$634	$906
Computer software and equipment	1,518	2,530
Internal-use software	—	135
Construction in progress	33	235
Leasehold improvements	2,144	2,811

Total property and equipment	$4,329	$6,617

Accumulated depreciation	(1,757)	(3,031)

Property and equipment, net	$2,572	$3,586

Depreciation expense related to property and equipment for the years ended December 31, 2011, 2012 and 2013 was $0.5 million, $0.8 million and $1.3 million. Amortization expense related to internal-use software was $16,000 for the year ended December 31, 2013.

Note 8. Other Assets

Patent licenses

From time to time, we enter into agreements to license patents. We have $2.3 million in patent licenses related to such agreements, which are being amortized over 11 years, the estimated remaining lives of the United States patents licensed in the agreements. The net balance for December 31, 2012 and 2013 was $1.9 million and $1.7 million. Amortization expense on patent licenses was $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2011, 2012 and 2013 and is included in cost of subscription revenue in our consolidated statements of operations.

Loan to a Distribution Partner

On July 25, 2013, we entered into a revolving loan agreement with a distribution partner. Under the terms of the revolving loan agreement, we agreed to loan our distribution partner up to $2.8 million, with the proceeds of the loan used to finance the creation of new customer accounts that use our products and services. The amount that our distribution partner may draw down on the loan is based on the number of its qualifying new subscriber accounts created each month. The loan bears interest at a rate of 8.0% per annum, and requires monthly interest payments, with the entire principal balance due on the loan maturity date, July 24, 2018. The balance outstanding under the loan is collateralized by the subscriber accounts owned by our distribution partner, as well as all of the physical assets and accounts receivable associated with those subscriber accounts. As of December 31, 2013, our distribution partner has borrowed $1.5 million under this loan agreement, and this note receivable is included in other long-term assets on our consolidated balance sheets.

Note 9. Marketable Securities

Additional information on available for sale security balances are provided in the following table (in thousands):

	December 31, 2013
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Convertible note receivable from our platform partner	$1,938	$92	$—	$2,030
Automatic conversion feature	62	63	—	125

	$2,000	$155	$—	$2,155

There were no realized gains or losses on available for sale securities in 2011, 2012 or 2013. Amortized cost represents the cost basis of the investment as of the purchase date. There have been no proceeds or gains from the sale of available for sale securities during the years ended December 31, 2011, 2012 or 2013. There have been no other-than-temporary impairment recognized in accumulated other comprehensive income in 2011, 2012, and 2013. There is approximately $53,000 of accrued interest included in marketable securities on our consolidated balance sheet as of December 31, 2013.

Note 10. Goodwill and Intangible Assets

The components of goodwill are outlined below for the years ended December 31, 2012 and 2013 (in thousands):

	Alarm.com	Other	Total
Balance as of January 1, 2012	$18,480	$—	$18,480
Goodwill acquired	—	—	—

Balance as of December 31, 2012	18,480	—	18,480

Goodwill acquired	—	4,809	4,809
Goodwill impaired	—	(4,809)	(4,809)

Balance as of December 31, 2013	$18,480	$—	$18,480

The $4.8 million of acquired goodwill in the other segment was related to the acquisition of EnergyHub in May 2013. See Note 6 for additional information regarding this acquisition.

There were no impairments of goodwill during the years ended December 31, 2011 and 2012. In the third quarter of 2013, we experienced a triggering event related to EnergyHub, which resulted in testing goodwill for impairment and subsequently recording a $4.8 million impairment charge in general and administrative expense in the consolidated statement of operations for the year ended December 31, 2013. See Note 6 for additional information regarding the impairment.

The following table reflects changes in the net carrying amount of the components of intangible assets for the years ended December 31, 2012 and 2013 (in thousands):

	Customer Relationships	Developed Technology	Trade Name	Total
Balance as of January 1, 2012	$6,089	$2,081	$212	$8,382
Intangible assets acquired	—	—	—	—
Amortization	(855)	(504)	(100)	(1,459)

Balance as of December 31, 2012	5,234	1,577	112	6,923

Intangible assets acquired	4,420	2,320	860	7,600
Intangible assets impaired	(3,794)	(1,970)	(693)	(6,457)
Amortization	(1,289)	(654)	(161)	(2,104)

Balance as of December 31, 2013	$4,571	$1,273	$118	$5,962

For the years ended December 31, 2011, 2012 and 2013, we recorded $1.6 million, $1.5 million and $2.1 million of amortization related to our intangible assets. There were no impairments of long-lived assets during the years ended December 31, 2011 and 2012. During the third quarter of 2013, we experienced a triggering event related to EnergyHub and recorded a impairment charge to long-lived assets of $6.5 million classified within general and administrative expense in the consolidated statement of operations for the year ended December 31, 2013.

The following tables reflect the weighted average remaining life and carrying value of finite-lived intangible assets as of December 31, 2012 and 2013 (in thousands):

	Year Ended December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- average Remaining Life
Customer relationships	$8,549	$(3,315)	$5,234	6.3
Developed technology	3,535	(1,958)	1,577	3.1
Trade name	500	(388)	112	1.3

Total intangible assets	$12,584	$ (5,661)	$6,923

	Year Ended December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- average Remaining Life
Customer relationships	$8,759	$ (4,188)	$4,571	5.1
Developed technology	3,755	(2,482)	1,273	2.2
Trade name	615	(497)	118	2.5

Total intangible assets	$13,129	$ (7,167)	$5,962

The following table reflects the future estimated amortization expense for intangible assets (in thousands):

Year ending December 31,	Amortization
2014	$1,554
2015	1,541
2016	1,053
2017	855
2018 and thereafter	959

$5,962

Note 11. Fair Value Measurements

The following presents our assets measured at fair value on a recurring basis as of December 31, 2012 and 2013 (in thousands):

	Fair Value Measurements on a Recurring Basis December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market account	$17,500	$—	$—	$17,500

	$17,500	$—	$—	$17,500

	Fair Value Measurements on a Recurring Basis December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market account	$29,600	$—	$—	$29,600
Convertible note receivable	—	—	2,030	2,030
Automatic conversion feature	—	—	125	125

	$29,600	$—	$2,155	$31,755

The money market account is included in our cash and cash equivalents in our consolidated balance sheets as of December 31, 2012 and 2013. The automatic conversion feature, convertible note receivable and related accrued interest are included in marketable securities in our consolidated balance sheet as of December 31, 2013.

In 2013, we recognized a gain of $63,000 on the change in fair value on the automatic conversion feature, which is recorded in other income / expense, net in the consolidated statement of operations. We recorded an unrealized gain of $92,000, net of $36,000 taxes, on the change in fair value of the convertible note receivable, which is included as a component of other comprehensive income. We valued the automatic conversion feature at inception and year end using an option pricing model. We valued the convertible note receivable at inception and year end by discounting the principal plus accrued interest at maturity using a discount rate of 10.4%.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2011, 2012 and 2013. We also monitor the value of the investments for other-than-temporary impairment on a quarterly basis. No other-than-temporary impairments occurred during the years ended December 31, 2011, 2012 and 2013.

For the year ended December 31, 2013, we recorded a goodwill impairment charge of $4.8 million and other long-lived assets impairment charge of $6.5 million. The remeasurement of the goodwill and other long-lived assets is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed in the determination of fair value.

Note 12. Debt, Commitments and Contingencies

The debt, commitments and contingencies described below are currently in effect and would require us, or our subsidiaries, to make payments to third parties under certain circumstances.

Debt

Line of Credit

We had access to a working line of credit through a one year Loan and Security Agreement (“the Agreement”) with Silicon Valley Bank (“the Bank”) that expires on December 1, 2016 at which time the principal amount of all advances, unpaid interest and all other obligations related to the line shall become due and payable. The amount of borrowings available under the Agreement is 80% of the face value of our eligible accounts receivable plus 50% of our unrestricted cash and cash equivalents maintained with the Bank or the Bank’s Affiliates, up to the credit limit of $10.0 million, and an interest rate either the Bank’s prime rate when our fixed charge coverage ratio is equal to or greater than 2.50 to 1.00, or the Bank’s prime rate plus 0.50% when our fixed charge coverage ratio is less than 2.50 to 1.00. Upon the event of our default, the line of credit will bear interest at a rate that is 4.00% above the otherwise applicable interest rate. The Agreement assesses a fee of 0.25% on the unused portion of the line of credit. The Agreement requires us to comply with certain financial and non-financial covenants including, a minimum liquidity ratio of 0.90:1.00 during the first three months of 2012 and a minimum liquidity ratio of 1.00:1.00 for all other periods, as well as a Fixed Charge Coverage Ratio of not less than 1.50:1.00. During the year ended December 31, 2012, we made no borrowings against the line of credit and were in compliance with all financial and non-financial covenants other than a covenant to provide the Bank with audited financial statements by June 30, 2013. The Bank waived this requirement and extended the reporting deadline to October 4, 2013. During the year ended December 31, 2013, we made no borrowings against the line of credit and were in compliance with all financial and non-financial covenants.

Term Loan

We also have a Loan & Security Agreement with the Bank. We borrowed $10.0 million under a Term Loan (“Term Loan”) that will be repaid in sixty (60) monthly installments of principal and accrued interest. Principal payments are due as follows: twelve payments of $83,333 due monthly in 2012, followed by twelve payments of $125,000 due on the first day of each calendar month in 2013, followed by twelve payments of $166,667 due monthly in 2014, followed by twelve payments of $208,333 due monthly in 2015, followed by twelve payments of $250,000 due monthly in 2016. The outstanding principal balance on the Term Loan accrues interest at a rate equal to either the Bank’s prime rate when our fixed charge coverage ratio is equal to or greater than 2.50 to 1.00, or the Bank’s prime rate plus 0.75% when our fixed charge coverage ratio is less than 2.50 to 1.00. During 2011, 2012 and 2013, the effective interest rate on the Term Loan was 3.25%. The Term Loan includes a variable interest rate that approximates market and, as such, we determined that the carrying amount of the Term Loan approximates its fair value. Upon the event of our default, the Term Loan will bear interest at a rate that is 4.00% above the otherwise applicable interest rate. We have the option to prepay the Term Loan without penalty provided that the Term Loan has been outstanding two or more years. The Term Loan terminates on the date of the last required principal payment, which is December 1, 2016.

We are required to comply with certain financial and non-financial covenants, including a requirement to maintain a minimum liquidity ratio of 0.90:1.00 during the first three months of 2012 and a minimum liquidity ratio of 1.00:1.00 for all other periods, as well as a fixed charge coverage ratio of not less than 1.50:1.00. During the year ended December 31, 2012 and 2013, we were in compliance with all financial and non-financial covenants other than a covenant to provide the Bank with audited financial statements by June 30, 2013. The Bank waived this requirement and extended the reporting deadline to October 4, 2013.

The carrying value of our term loan at December 31, 2012 and 2013 approximates fair value.

On May 8, 2014, we repaid all of the outstanding principal and interest under the loan agreement and replaced this facility with a $50.0 million revolving credit facility (the “2014 Facility”) with Silicon Valley Bank, as administrative agent, and a syndicate of lenders. We utilized $6.7 million under this facility to repay in full our indebtedness under the Term Loan. The 2014 Facility includes an option to increase the borrowing capacity available under the 2014 Facility to $75.0 million with the consent of the lenders. The 2014 Facility is available to us to finance working capital and certain permitted acquisitions and investments, and is secured by substantially all of our assets, including intellectual property. The 2014 Facility matures in May 2017.

The outstanding principal balance on the 2014 Facility accrues interest at a rate equal to either (1) the Eurodollar Base Rate, or LIBOR, plus an applicable margin based on our consolidated leverage ratio, or (2) the higher of (a) the Wall Street Journal prime rate and (b) the Federal Funds rate plus 0.50% plus an applicable margin based on our consolidated leverage ratio, or ABR, at our option. Borrowings under LIBOR rates accrue interest at LIBOR plus 2.25%, LIBOR plus 2.5%, and LIBOR plus 2.75% when our consolidated leverage ratio is less than or equal to 1.00:1.00, greater than or equal to 1.00:1.00 but less than 2.00:1.00, and greater than 2.00:1.00, respectively. Borrowings under ABR rates accrue interest at ABR plus 1.25%, ABR plus 1.5%, and ABR plus 1.75% when our consolidated leverage ratio is less than or equal to 1.00:1.00, greater than or equal to 1.00:1.00 but less than 2.00:1.00, and greater than 2.00:1.00, respectively. The 2014 Facility also carries an unused line commitment fee of 0.20% to 0.25% depending on our consolidated leverage ratio.

The 2014 facility contains various financial and other covenants that require us to maintain a maximum consolidated leverage ratio not to exceed 2.50:1.00 and a consolidated fixed charge coverage ratio of at least 1.25:1.00.

Commitments and Contingencies

Repurchase of Subsidiary Units

In September 2012, we formed a subsidiary to develop and market home and commercial energy management devices and services. We granted an award of subsidiary stock to the founder and president. The terms of the award for the founder, who is also our employee, require a payment in cash on either the third or the fourth anniversary from the date the subsidiary first makes its products and services commercially available, which was determined to be June 1, 2013. We have recorded a liability of $0.2 million related to the commitment.

In February 2011, we formed a subsidiary to offer residential and commercial door access devices and services that can be remotely programmed and controlled. We granted an award of subsidiary stock awards to the founder and president. The terms of the award for the founder, who is our employee, require a payment in cash on between the fourth and sixth anniversary of the date that the subsidiary’s products and services first become commercially available, which as of December 31, 2013, was not considered probable to occur and therefore, we have not recorded a liability related to this commitment.

Leases

We lease office space and office equipment under non-cancelable operating leases with various expiration dates through 2018. Rent expense was $0.5 million, $0.7 million and $1.2 million for the years ended December 31, 2011, 2012 and 2013.

The following table presents future minimum lease payments under the non-cancelable operating leases at December 31, 2013 (in thousands):

Year ending December 31,	Rent Expense
2014	$1,558
2015	1,460
2016	1,105
2017	358
2018	280
2019 and thereafter	—

$4,761

Indemnification Agreements

We have various agreements where we may be obligated to indemnify the other party to the agreement with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business. Although it is not possible to predict the maximum potential amount of future payments that may become due under these indemnification agreements, we do not believe any potential liability that might arise from such indemnity provisions is probable or material.

Legal Proceedings

From time to time, we and are subsidiaries are involved in various legal proceedings that arise in the ordinary course of business. In 2013, we incurred $11.2 million in legal fees associated with intellectual property litigation that we asserted against a third party and the related counterclaims. We settled the lawsuit in 2014. We are not a party to any lawsuit or proceeding that, in the opinion of management, is reasonably possible or probable of having a material adverse effect on its financial position, results of operations or cash flows.

We reserve for contingent liabilities based on ASC 450, “Contingencies,” when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. Litigation is subject to many factors that are difficult to predict, so there can be no assurance that, in the event of a material unfavorable result in one or more claims, we will not incur material costs.

Note 13. 401(k) Defined Contribution Plan

We adopted the Alarm.com Holdings 401(k) Plan (“the Plan”) on April 30, 2009. All of our employees are eligible to participate in the Plan and we match 50% of employee contributions up to 6% of salary and up to a $3,000 maximum Company match per year. We recognized costs of $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2011, 2012 and 2013 related to our matching contributions.

Note 14. Significant Service Providers

During the years ended December 31, 2011, 2012 and 2013, our 10 largest revenue service providers accounted for approximately 65.8%, 71.2% and 65.7% of our revenue. Two of our service providers individually represented greater than 10% but not more than 20% of our revenue for the year ended December 31, 2011. Three of our service providers individually represented greater than 10% but not more than 20% of our revenue for the year ended December 31, 2012. Two of our service providers individually represented greater than 10% but not more than 20% of our revenue for the year ended December 31, 2013.

Trade accounts receivable from three service providers totaled $1.3 million, $1.6 million and $2.4 million as of December 31, 2012. No other individual service provider represented more than 10% of total accounts receivable as of December 31, 2012. Trade accounts receivable from three service providers totaled $1.8 million, $2.5 million and $3.2 million, as of December 31, 2013. No other individual service provider represented more than 10% of accounts receivable as of December 31, 2013.

Note 15. Income Taxes

The components of our income tax expense for the years ended December 31, 2011, 2012 and 2013 are as follows (in thousands):

	December 31,
	2011	2012	2013
Current
Federal	$5,038	$8,163	$3,965
State	968	1,290	878

	6,006	9,453	4,843

Deferred
Federal	10	(1,982)	(1,919)
State	(1)	(191)	(236)

	9	(2,173)	(2,155)

	$6,015	$7,280	$2,688

The difference between the income tax expense at the Federal statutory rate and income tax expense in the accompanying consolidated statements of operations is as follows:

	December 31,
	2011	2012	2013
Federal statutory rate	35.0%	35.0%	35.0%
State income tax expense, net of Federal benefit	3.9	4.3	4.7
Nondeductible transaction costs	—	5.6	0.4
Goodwill and intangible impairment	—	—	23.3
Release of acquisition related contingent liability	—	—	(28.2)
Nondeductible meals & entertainment	0.3	0.5	2.2
Other	(0.8)	(0.5)	(0.1)

	38.4%	44.9%	37.3%

The components of our net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2012	2013
Deferred tax assets, current
Warrant expense	$1,195	$—
Provision for doubtful accounts	477	615
Accrued expenses	311	444

	1,983	1,059

Deferred tax assets, non-current
Deferred revenue	1,757	2,586
Deferred rent	304	297
Stock-based compensation	220	576
Acquisition costs	115	106
Net operating losses	—	4,410

	2,396	7,975

Total deferred tax assets	4,379	9,034

Deferred tax liabilities, non-current
Intangible assets and prepaid patent licenses	(906)	(1,485)
Depreciation	(803)	(891)
Unrealized gains	—	(53)

Total deferred tax liabilities	(1,709)	(2,429)

Net deferred tax assets	$2,670	$6,605

At December 31, 2013, we had U.S. net operating loss carryforwards of approximately $11.4 million, which are scheduled to begin to expire in 2030. The net operating loss carryforwards arose in connection with the EnergyHub acquisition (see Note 6). Utilization of net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations as provided by the Internal Revenue Code of 1986, as amended.

A valuation allowance is recognized if, based on the weight of available evidence, both positive and negative, it is more likely than not that some portion, or all, of net deferred tax assets will not be realized. Based on our historical and expected future taxable earnings, we believe it is more likely than not that we will realize all of the benefit of the existing deferred tax assets at December 31, 2012 and 2013. Accordingly, we have not recorded a valuation allowance as of December 31, 2012 and 2013.

We apply guidance for uncertainty in income taxes that requires the application of a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, this guidance permits us to recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is more likely than not to be realized upon settlement. For the years ended December 31, 2011, 2012 and 2013, we had no unrecorded tax benefits for uncertain tax positions.

We file income tax returns in the United States. We are no longer subject to U.S. Federal income tax examinations for years prior to 2010, with the exception that operating loss carryforwards generated prior to 2010 may be subject to tax audit adjustment. We are generally no longer subject to state and local income tax examinations by tax authorities for years prior to 2009.

Note 16. Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

Series B Investment

On July 11, 2012 (the “Series B Investment Date”), we sold 1,803,057 shares of Series B redeemable convertible preferred stock (“Series B Preferred”) to investment funds associated with Technology Crossover Ventures (“TCV”) for $136.0 million, or $75.44 per share (the “Series B Transaction”). As a condition of the Series B Transaction, we agreed to repurchase and existing stockholders agreed to sell (the “Initial Selling Shareholders”), 1,470,720 shares of Series B-1 Redeemable Convertible Preferred Stock (see “Plan of Corporate Reorganization and Recapitalization,” below) for $75.44 per share and 25,713 shares of Common Stock, for $8.38 per share. We used $111.2 million of the proceeds from the Series B Transaction to repurchase shares from the Initial Selling Stockholders on the Series B Investment Date; $4.7 million of the proceeds to repurchase shares from existing stockholders under the terms of an offer to repurchase stock (see “Repurchase Offer”, below); $2.6 million of the proceeds to pay transaction related expenses, including banking, legal and accounting fees; and $17.6 million of the proceeds were to be used for general corporate purposes.

On July 31, 2012, we sold 6,628 shares of Series B Preferred for $0.5 million, or $75.44 per share, to another investor. All of the proceeds were to be used for general corporate purposes.

Plan of Corporate Reorganization and Recapitalization

On July 11, 2012, we amended our Certificate of Incorporation to create and authorize the issuance of four classes of stock, including 10,000,000 authorized shares of common stock (“New Common”) with a par value of $0.01 per share, 3,511,725 authorized shares of Series A redeemable convertible preferred stock (“New Series A”) with a par value of $0.001 per share, 1,809,685 authorized shares of Series B redeemable convertible preferred stock with a par value of $0.001, and 1,669,680 authorized shares of Series B-1 redeemable convertible preferred stock (“Series B-1”) with a par value of $0.001 per share. Additionally, immediately prior to completing the Series B Transaction, we implemented a plan of corporate reorganization and recapitalized the company (the “Recapitalization”). On July 11, 2012, the Recapitalization Date, 100% of the then outstanding shares of Series A redeemable convertible preferred stock (“Old Series A”) were cancelled and 43.10% of the cancelled Old Series A shares were replaced by Series B-1 shares and 56.90% of the cancelled Old Series A shares were replaced with New Series A shares. Also on the Recapitalization Date, 100% of the then outstanding shares of common stock (“Old Common”) were cancelled and 43.10% of the cancelled Old Common shares were replaced by Series B-1 shares and 56.90% of the cancelled Old Common shares were replaced with New Common shares. In lieu of issuing any fractional shares, all new shares issued under the Recapitalization were rounded down and we paid $75.44, on a whole share basis, to cancel any fractional Old Series A shares and Series B-1 shares, and $3.33, on whole share basis, to cancel any fractional Old Common shares. On July 11, 2012, we issued 1,590,152 shares of Series B-1 Redeemable Convertible Preferred stock (“Series B-1”) in connection with our reorganization and Recapitalization. Also on that date, we repurchased 1,470,720 shares of Series B-1 stock from stockholders for $111.0 million, or $75.44 per share, as a condition of closing the Series B Transaction. Immediately after our Repurchase Offer closed on July 31, 2012, we repurchased an additional 36,391 shares of Series B-1 stock from stockholders for $2.7 million, or $75.44 per share.

Deemed Dividend on Redeemable Convertible Preferred Stock

As a result of the recapitalization, we transferred $138.7 million of value from the common stockholders to the holders of the redeemable convertible preferred stock as a deemed dividend. We calculated the deemed dividend as the difference between the fair value of the securities before and after Recapitalization, measured on the Recapitalization Date. The deemed dividend is included in net loss attributable to common stockholders used to calculate basic and diluted net loss per share for the year ended December 31, 2012 (see Note 19).

Repurchase Offer

On June 30, 2012, we initiated an offer to repurchase stock from existing stockholders (“Repurchase Offer”) whereby we offered to repurchase from each stockholder up to 43.10% of the total of the number of shares owned by each stockholder, plus 43.10% of the number of shares of common stock underlying vested stock options held by each stockholder, less any shares repurchased by the us on the Series B Investment Date. We offered to repurchase eligible shares of Series B-1 and New Series A for $75.44 per share and eligible shares of New Common for $8.38 per share. Stockholders who chose to participate in the Repurchase Offer were required to sell their shares in the following order: (1) Series B-1 shares, then (2) any combination of New Series A shares and New Common shares owned on June 30, 2012, and then (3) any Common shares issued on the exercise of vested stock options between June 30, 2012 and July 31, 2012. Immediately after the Repurchase Offer expired on July 31, 2012, we repurchased 268,852 total shares, including 36,391 shares of Series B-1 and 232,461 shares of New Common, respectively, for $4.7 million. We recorded stock-based compensation expense of $1.4 million for the amount paid to repurchase New Common shares from employees that was in excess of the fair value of the New Common shares. All repurchased shares were cancelled.

The following disclosures regarding the liquidation preferences, dividends, voting rights, redemption and conversion features of our equity securities are based upon the Amended and Restated Certificate of Incorporation dated July 12, 2012 subsequent to the Company’s reorganization and Recapitalization.

Redeemable Convertible Preferred Stock

Summary of Activity

The following table presents a summary of activity for our redeemable convertible preferred stock issued and outstanding for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	SERIES B Redeemable Convertible Preferred Stock		SERIES B-1 Redeemable Convertible Preferred Stock		NEW SERIES A Redeemable Convertible Preferred Stock		OLD SERIES A Redeemable Convertible Preferred Stock		Total Amount
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2011	—	$—	—	$—	—	$—	3,512	$35,117	$35,117

Balance, December 31, 2011	—	—	—	—	—	—	3,512	35,117	35,117

Cancellation of Old Common Stock and Conversion to Series B-1 Preferred and New Common Stock in recapitalization	—	—	77	5,785	—	—	—	—	5,785
Cancellation of Old Series A Preferred and Conversion to Series B-1 Preferred and New Series A Preferred in recapitalization	—	—	1,513	114,176	1,998	59,668	(3,512)	(35,117)	138,727
Issuance of Series B Preferred Stock	1,810	136,523	—	—	—	—	—	—	136,523
Series B-1 Preferred Stock repurchased	—	—	(1,507)	(113,696)	—	—	—	—	(113,696)

Balance, December 31, 2012	1,810	136,523	83	6,265	1,998	59,668	—	—	202,456

Balance, December 31, 2013	1,810	$136,523	83	$6,265	1,998	$59,668	—	$—	$202,456

Series A Redeemable Convertible Preferred Stock

On February 13, 2009, we issued 3,166,212 shares of Series A Redeemable Convertible Preferred stock (“Old Series A”) in connection with the acquisition of Alarm.com. This included 336,725 shares of Old Series A issued to the sellers of Alarm.com and 2,829,487 shares of Old Series A issued to an investor in exchange for cash paid to the sellers of Alarm.com on behalf of us.

On February 13, 2009, we also issued 70,000 shares of Old Series A to an investor at a price of $10.00 per share, in exchange for $700,000 in cash. The proceeds were used to fund our general working capital requirements.

On March 7, 2009, we issued 275,513 additional shares of Old Series A at a price of $10.00 per share. The proceeds from the sale were used to fund our general working capital requirements.

On July 11, 2012, we cancelled 3,511,725 shares of Old Series A and issued 1,998,257 New Series A Redeemable Convertible Preferred shares in connection with our reorganization and Recapitalization.

Liquidation Preferences

In the event of our liquidation or dissolution, the holders of New Series A shares will be paid out of the assets available before distribution or any payment is made to holders of New Common Stock, but after satisfaction of the liquidation preferences of the Series B Preferred and Series B-1 shareholders. The liquidation preference is the greater of (1) the original issue price of the preferred stock plus a New Series A Additional Preference equal to 8.0% per annum on the original issue price accruing on a daily basis from the original issuance date and until the date such New Series A shares are liquidated, plus accrued and unpaid dividends, or (2) the amount that would have been paid had all the preferred stock holders been converted into New Common Stock.

Voting Rights

New Series A shareholders are entitled to cast the number of votes equal to the number of whole shares of New Common Stock into which the New Series A shares are convertible as of the record date of the vote. Certain of our actions, including mergers and acquisitions, dissolution, issuance of stock, declaration of dividends, the origination of debt, or amendments to our governing documents, requires the consent of a majority of the New Series A shareholders, and Series B Preferred shareholders, voting as separate classes.

Conversion

Each share of New Series A stock shall be convertible at the option of the holder at any time and without the payment of additional consideration, into an equal number of shares of New Common Stock. The initial conversion price is $10.00 (“New Series A Conversion Price”) per share. The conversion price will be adjusted if we issue additional shares of our capital stock and the consideration per share is less than the New Series A Conversion Price in effect immediately prior to the issuance of the additional shares. On June 14, 2013, in conjunction with a nine-for-one forward split of its New Common shares, we amended its Certificate of Incorporation and adjusted the conversion price of the Company’s New Series A Preferred shares to $1.11111111 per share. All outstanding shares of New Series A stock shall be converted automatically into New Common Stock on a one-for-one basis immediately upon the closing of an initial public offering of stock in which aggregate gross proceeds from the offering exceed $75.0 million.

Redemption

In the event of certain capital transactions deemed to be liquidation events, the New Series A stockholders may require the redemption of all outstanding New Series A shares, subject to and following payment in full of the amounts payable to Series B Preferred and Series B-1 stockholders. In the event that the available proceeds from a liquidation event, or other available funds, are not sufficient to redeem all outstanding shares of New Series A stock, we shall redeem a pro rata portion of each stockholder’s New Series A stock and we shall redeem the remaining shares as soon as adequate funds are available.

Series B Redeemable Convertible Preferred Stock

On July 11, 2012, we issued 1,803,057 shares of Series B redeemable convertible preferred stock (“Series B Preferred”) to investment funds associated with an investor at a price of $75.44 per share, or $136.0 million.

On July 31, 2012, we sold 6,628 shares of Series B Preferred for $0.5 million, or $75.44 per share to another investor. All of the proceeds were used for general corporate purposes.

Dividend Preferences

In the event we declare a dividend, the Series B Preferred stockholders are entitled to receive dividends for each outstanding share of Series B Preferred on a pari passu basis with other shareholders, plus additional dividends equal to the declared dividend (the “Additional Dividends”). The Additional Dividends will be payable until such time as the Series B Preferred stockholders have been paid cumulative Additional Dividends in an aggregate amount equal to two fifths (0.40) times the original issue price of the Series B Preferred shares.

Liquidation Preferences

In the event of our liquidation or dissolution, the holders of Series B Preferred shares, along with holders of Series B-1 shares, will be paid out of the assets available before distribution or any payment is made to holders of New Series A or New Common Stock. The liquidation preference is the greater of (1) a per share amount equal to one and two fifths (1.4) times the original issue price per share, plus any declared but unpaid dividends, less any Series B Preferred Additional Dividends previously paid, or (2) the amount that would have been paid had all the preferred stockholders been converted into New Common Stock.

Voting Rights

Series B Preferred stockholders are entitled to cast the number of votes equal to the number of whole shares of New Common Stock into which the Series B Preferred shares are convertible as of the record date of the vote. Certain actions of us, including mergers and acquisitions, dissolution, issuance of stock, declaration of dividends, the origination of debt, or amendments to our governing documents, requires the consent of a majority of the New Series A stockholders, and Series B Preferred shareholders, voting as separate classes.

Conversion

Each share of Series B Preferred stock shall be convertible at the option of the holder at any time and without the payment of additional consideration, into an equal number of shares of New Common Stock. The initial conversion price was $75.44 (“Series B Preferred Conversion Price”) per share. The conversion price will be adjusted if we issue additional shares of our capital stock and the consideration per share is less than the Series B Preferred Conversion Price in effect immediately prior to the issuance of the additional shares. In the event Series B Preferred stock is converted to our New Common Stock in connection with an initial public offering of the Company’s stock, the number of New Common shares to be issues depends in part on the initial public offering price of our common stock (the “IPO Price”). If our IPO Price is less than the Series B Preferred per share liquidation preference, or $11.74, then the number of common shares issued upon conversion will be equal to the Series B Preferred Conversion Price multiplied by a fraction equal to the IPO Price divided by the Series B liquidation preference per share. On June 14, 2013, in conjunction with a nine-for-one forward split of its New Common shares, we amended our Certificate of Incorporation and adjusted the conversion price of our B-1 Preferred shares to $8.38222222 per share. All outstanding shares of Series B Preferred stock shall be converted automatically into New Common Stock immediately upon the closing of an initial public offering of stock in which aggregate gross proceeds from the offering exceed $75.0 million.

Redemption

In the event of certain capital transactions deemed to be liquidation events, the Series B Preferred stockholders may require the redemption of all outstanding Series B Preferred shares. In the event that the available proceeds from a liquidation event, or other available funds, are not sufficient to redeem all outstanding shares of Series B Preferred stock, we shall redeem a pro rata portion of each stockholder’s Series B Preferred stock along with a pro rata portion of each stockholder’s Series B-1 shares, on a pari passu basis, and we shall redeem the remaining shares as soon as adequate funds are available.

Dividend Preferences

In the event we declares a dividend, the Series B-1 stockholders are entitled to receive dividends for each outstanding share of Series B-1 on a pari passu basis with other stockholders, plus Additional Dividends equal to the declared dividend. The Additional Dividends will be payable until such time the Series B-1 stockholders have been paid cumulative Additional Dividends in an aggregate amount equal to two fifths (0.40) times the original issue price of the Series B-1 shares.

Liquidation Preferences

In the event of our liquidation or dissolution, the holders of Series B-1 shares, along with holders of Series B Preferred shares, will be paid out of the assets available before distribution or any payment is made to holders of New Series A or New Common Stock. The liquidation preference is the greater of (1) a per share amount equal to one and two fifths (1.4) times the original issue price per share, plus any declared but unpaid dividends, less any Series B-1 Preferred Additional Dividends previously paid, or (2) the amount that would have been paid had all the preferred stockholders been converted into New Common Stock.

Conversion

Each share of Series B-1 stock shall be convertible at the option of the holder at any time and without the payment of additional consideration, into an equal number of shares of New Common Stock. The initial conversion price is $75.44 (“Series B-1 Conversion Price”) per share. The conversion price will be adjusted if the Company issues additional shares of the Company’s stock and the consideration per share is less than the Series B-1 Conversion Price in effect immediately prior to the issuance of the additional shares. In the event Series B-1 stock is converted to our New Common Stock in connection with an initial public offering of the Company’s stock, the number of New Common shares to be issues depends in part on the initial public offering price of our common stock (the “IPO Price”). If our IPO Price is less than the Series B-1 per share liquidation preference, or $11.74, then the number of common shares issued upon conversion will be equal to the Series B-1 Conversion Price multiplied by a fraction equal to the IPO Price divided by the Series B-1 liquidation preference per share. On June 14, 2013, in conjunction with a nine-for-one forward split of its New Common shares, the Company amended its Certificate of Incorporation and adjusted the conversion price of the Company’s Series B-1 Preferred shares to $8.38222222 per share. All outstanding shares of Series B-1 stock shall be converted automatically into New Common Stock immediately upon the closing of an initial public offering of stock in which aggregate gross proceeds from the offering exceed $75.0 million.

Redemption

In the event of certain capital transactions deemed to be liquidation events, the Series B-1 stockholders may require the redemption of all outstanding Series B-1 shares. In the event that the available proceeds from a liquidation event, or other available funds, are not sufficient to redeem all outstanding shares of Series B-1 stock, we shall redeem a pro rata portion of each shareholder’s Series B-1 stock along with a pro rata portion of each stockholder’s Series B Preferred shares, on a pari passu basis, and we shall redeem the remaining shares as soon as adequate funds are available.

Dividends

On June 12, 2012, we declared a dividend of $0.26 per common share and $2.33 per preferred share payable to all common and preferred shareholders of record on June 12, 2012. The total dividend amount of $8.6 million was paid on June 14, 2012.

We declared and paid two dividends in 2011. On October 28, 2011, we declared a dividend of $0.31 per common share and $2.76 per preferred share payable to all stockholders of record on November 9, 2011, which was paid on November 14, 2011. On December 20, 2011, we declared a dividend of $0.29 per common share and $2.65 per preferred share to all stockholders of record on December 22, 2011, which was paid on December 23, 2011. The Series A Preferred stockholders waived their right as it related to this dividend to receive payment of their cumulative accrued unpaid dividends and as such, common stockholders and Series A preferred stockholders participated in each of the dividends on an equal per share basis and the cumulative unpaid dividend on New Series A preferred stock remains outstanding and continues to accrue.

9-for-1 Stock Split

On June 14, 2013, we amended our Certificate of Incorporation increasing the number of authorized shares of Common Stock from 10,000,000 to 100,000,000, adjusting the conversion price of our New Series A Preferred shares to $1.11111111 per share, and adjusting the conversion price of our Series B Preferred shares and Series B-1 shares to $8.38222222 per share. Additionally, our board of directors approved a nine-for-one New Common Stock split in which each share of New Common Stock outstanding was split into nine shares of Common Stock, and the exercise price of each stock option issued and outstanding under the 2009 Stock Incentive Plan (see Note 17) was adjusted to reflect the effect of the nine-for-one stock split. All numbers of per common share data in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

Note 17. Stock-Based Compensation

Stock Options

We issue stock options through our 2009 Stock Incentive Plan (the “Incentive Plan”), under which stock options may be granted to our officers, directors, key employees, consultants and other persons performing services for us. Stock options have been granted at exercise prices as determined by the board of directors to officers and employees of the Company. These stock options vest over a five year period and each option, if not exercised or terminated, expires on the tenth anniversary of the grant date. As of December 31, 2013, there were 7,203,024 common shares reserved for issuance and 473,568 shares available to be issued under the Incentive Plan.

The Incentive Plan allows for the granting of options that may be exercised before the options have vested. Unvested shares issued as a result of early exercise are subject to repurchase by us upon termination of employment or services at the original exercise price. At December 31, 2012 and 2013, there were no such unvested shares of common stock outstanding subject to our right of repurchase.

We account for stock-based compensation awards based on the fair value of the award as of the grant date. We recognize stock-based compensation expense using the accelerated attribution method, net of estimated forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche.

The following table summarizes the components of stock-based compensation expense (in thousands):

	Year Ended December 31,
	2011	2012	2013
Stock options	$182	$310	$787
Repurchase of common stock from employees	—	1,449	—
Compensation related to the sale of common stock	—	—	54

Total equity based compensation expense	$182	$1,759	$841

Tax benefit recognized	$272	$511	$160

Stock-based compensation expense is included in the following line items in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,
	2011	2012	2013
Sales and marketing	$39	$196	$102
General and administrative	89	418	495
Research and development	54	1,145	244

Total stock-based compensation expense	$182	$1,759	$841

We value our stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our stock options. The expected term represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” Under the “simplified method,” the expected term of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected term of the stock options. We had not declared, paid or intended to pay a cash dividend prior to the issuance of stock options in 2011, and therefore the dividend rate was assumed to be zero. We paid approximately $19.9 million and $8.6 million in dividends to holders of Old Series A and Old Common in 2011 and 2012, respectively. The dividends declared and paid in 2012 were in anticipation of the sale of Series B redeemable convertible preferred stock (“Series B Preferred”), which we completed in July 2012 (see Note 16). Subsequent to the sale of Series B Preferred, we have not declared, or paid, nor do we intend to pay a cash dividend. As such, we assume that the dividend rate is zero.

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the years ended December 31:

	2011	2012	2013
Volatility	47.4% - 48.1%	53.2% - 54.7%	44.1% - 47.6%
Expected term	6.3 years	6.3 years	3.3 years - 6.3 years
Risk-free interest rate	1.2% - 2.0%	0.8% - 0.9%	0.9% - 1.9%
Dividend rate	0.0%	0.0%	0.0%

The following table summarizes the stock option activity for the year ended December 31, 2013:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2012	3,198,951	$1.34	7.7	$4,544
Granted	1,314,450	3.78
Exercised	(169,175)	0.48		652
Forfeited	(16,095)	2.19
Cancelled	(2,388)	1.11

Outstanding at December 31, 2013	4,325,743	$2.11	7.7	$21,929

Vested and expected to vest at December 31, 2013	4,214,024	$2.10	7.7	$21,420

Exercisable at December 31, 2013	1,663,936	$0.89	6.3	$10,458

The weighted average grant date fair value for our stock options granted during the years ended December 31, 2011, 2012 and 2013 was $0.56, $1.29, and $4.02, respectively. The total fair value of stock options vested during the years ended December 31, 2011, 2012 and 2013 was $0.2 million, $0.2 million and $0.5 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2011, 2012 and 2013 was $0.9 million, $1.5 million and $0.7 million, respectively. As of December 31, 2013, the total compensation cost related to nonvested awards not yet recognized was $5.3 million, which will be recognized over a weighted average period of 1.8 years.

Warrants

In 2010, we issued performance based warrants to two of our executive officers that gives these individuals the right to purchase up to 841,896 shares of our common stock in the aggregate if certain performance targets and market conditions are achieved. In 2012, the we issued an additional performance based warrant to an executive officer that gives that executive officer the right to purchase up to 27,000 shares of our common stock if certain performance targets and market conditions are achieved.

The first performance based warrant for 750,015 shares of our common stock has an initial exercise price of $0.001 per share and two separate tranches of shares become exercisable upon the occurrence of a triggering event, which is defined as: (1) a change in control event that results in any person or entity (other than our stockholders immediately prior to the transaction) owning more than 50% of the combined voting power of all classes of our capital stock, (2) a sale of substantially all of our assets, (3) an initial public offering, or (4) a liquidation or other dissolution of the Company. Upon the occurrence of a triggering event, the number of shares that become exercisable under the warrant is determined by the amount of cash consideration received by ABS Capital Partners, one of our stockholders, as a result of such triggering event. On July 11, 2012, we modified the terms of the performance-based warrant to provide for a $3.1 million cash payment in the event that a triggering event has not occurred on or before January 3, 2013. We considered this to be an equity to cash-settled liability modification and recorded $3.1 million in compensation expense, included within general and administrative expense, on the modification date. The award was included in accounts payable and accrued expenses as at December 31, 2012 and settled for $3.1 million on January 3, 2013.

The second performance based warrant for 91,881 shares of our common stock has an exercise price of $0.41 per share and becomes exercisable if our enabled independent living products and services subsidiary achieves minimum annual revenue targets.

The third performance based warrant for 27,000 shares of our common stock has an exercise price of $3.89 per share and becomes exercisable if there is a change in control of either us or its Building 36 subsidiary or if there is we complete an initial public offering. If the warrant becomes exercisable, the number of shares that become exercisable is based upon the achievement of certain minimum annual revenue and Adjusted EBITDA targets, not to exceed a maximum of 27,000 shares.

As of December 31, 2011, 2012 and 2013, none of the warrants which remained outstanding were exercisable as the performance requirements had not been met. In 2012, we recorded $3.1 million, which is included in general and administrative expense in the accompanying consolidated statement of operations, related to a warrant termination payment that was paid to an executive officer in January 2013. We did not record expense associated with the performance-based warrants during the years ended December 31, 2011, and 2013.

Common Stock Purchases

On May 22, 2013, we sold 238,500 shares of our common stock to one of our executive officers for $0.7 million, or $2.95 per share, an amount below fair value. Under the terms of the sale, we have the right to repurchase all of the shares for $2.95 per share if the executive officer’s employment with us is terminated prior to April 2, 2017.

Note 18. Segment Information

We have two reportable segments:

•	Alarm.com segment

•	Other segment

Our chief operating decision maker is the chief executive officer. Management determined that the operational data used by the chief operating decision maker is that of the two reportable segments. Management bases strategic goals and decisions on these segments and the data presented below is used to measure financial results. Our Alarm.com segment represents our cloud-based platform for the connected home and related solutions. This segment contributed over 99% of our revenue in 2011, 2012 and 2013. Our Other segment includes the results of EnergyHub, an energy efficiency and demand response service provider which we acquired in May 2013, as well as start-up initiatives focused on researching and developing home and commercial automation, energy management and independent living products and services in adjacent markets.

Management evaluates the performance of its segments and allocates resources to them based on operating income on a pre-tax basis. The reportable segment operational data is presented in the table below as of and for the years ended December 31 (in thousands):

Segment Information	Year ended December 31, 2011
	Alarm.com	Other	Total
Revenue	$65,059	$—	$65,059
Operating income / (loss)	16,822	(1,153)	15,669
Total assets	58,093	244	58,337

	Year ended December 31, 2012
	Alarm.com	Other	Total
Revenue	$96,372	$103	$96,475
Operating income / (loss)	19,489	(2,973)	16,516
Total assets	84,165	3,380	87,545

	Year ended December 31, 2013
	Alarm.com	Other	Total
Revenue	$129,014	$1,208	$130,222
Operating income / (loss)	19,685	(12,261)	7,424
Total assets	89,334	9,553	99,487

We derived substantially all revenue from the United States, with only 3.9% of our total revenue for the year ended December 31, 2013 derived from Canada. Substantially all our long lived assets were in the United States as of December 31, 2012 and 2013.

Note 19. Earnings Per Share

Basic and Diluted Earnings Per Share

Diluted net loss per common share is the same as basic net loss per common share for the years ended December 31, 2011 and 2012 because the effects of potentially dilutive items were anti-dilutive due to our net loss attributable to common stockholders. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the years ended December 31:

	Year Ended December 31,
	2011	2012	2013
Redeemable convertible preferred stock:
Series A	3,511,725	1,998,257	1,998,257
Series B	—	1,809,685	1,809,685
Series B-1	—	82,934	82,934
Stock options	3,037,527	3,198,951	—

The components of basic and diluted EPS are as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2011	2012	2013
Net income	$9,655	$8,929	$4,524
Less: dividends paid on redeemable convertible preferred stock	(18,998)	(8,182)	—
Less: cumulative dividends on redeemable convertible preferred stock	(3,317)	(1,855)	—
Less: deemed dividend to redeemable convertible preferred stock upon recapitalization	—	(138,727)	—
Less: income allocated to participating securities	—	—	(4,402)

Net (loss) income available for common stockholders (A)	$(12,660)	$(139,835)	$122

Weighted average common shares outstanding - basic (B)	640,850	1,288,162	1,443,469
Dilutive effect of stock options	—	—	1,351,876

Weighted average common shares outstanding - diluted (C)	640,850	1,288,162	2,795,345

Earnings per share:
Basic (A/B)	$(19.76)	$(108.55)	$0.08
Diluted (A/C)	$(19.76)	$(108.55)	$0.04

Pro Forma Net Income Per Share (unaudited)

The denominator used in computing pro forma net income per share for the year ended December 31, 2013 has been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the year or at the time of issuance, if later.

	Year Ended December 31, 2013
	Basic	Diluted
Numerator (in thousands):
Pro forma net income attributable to common stockholders	$ 4,524	$ 4,524

Denominator:
Weighted average common shares outstanding	1,443,469	2,795,345
Plus: conversion of redeemable convertible preferred stock to common stock

Pro forma weighted average common shares outstanding

Pro forma net income per share

Anti-dilutive shares excluded from diluted pro forma net income per share:

Stock Options
Redeemable convertible preferred stock

Note 20. Related Party Transaction

One of our executive officers exercised options in December 2013. We calculate and process the employee income tax and withholding through our normal payroll process and subsequently receive payment from the employee for tax. There was $0.1 million outstanding as of December 31, 2013 because of the timing of the processing. We subsequently received the tax owed to us by the executive officer.

Note 21. Subsequent Events

2014 Facility

On May 8, 2014, we repaid all of the outstanding principal and interest under the amended loan agreement and replaced this facility with a $50.0 million revolving credit facility, or the “2014 Facility”, with Silicon Valley Bank, as administrative agent, and a syndicate of lenders. See Note 12 for additional information.

We evaluated subsequent events through May 14, 2014, the date on which our financial statements were issued.

Schedule II – Valuation and Qualifying Accounts and Reserves

Alarm.com Holdings, Inc.

Schedule II

Valuation and Qualifying Accounts and Reserves

(In thousands)

Description	Balance at Beginning of Year	Additions Charged Against (Credited to) Revenue	Additions Charged to Other Accounts	Deductions	Balance at End of Year

Year ended December 31, 2011
Allowance for doubtful accounts	$(286)		$(318)	$64	$(537)
Allowance for hardware returns	(738)	(1,069)		1,181	(550)

Year ended December 31, 2012
Allowance for doubtful accounts	(537)		(107)	64	(580)
Allowance for hardware returns	(550)	(1,537)		1,181	(906)

Year ended December 31, 2013
Allowance for doubtful accounts	(580)		(592)	868	(304)
Allowance for hardware returns	(906)	(1,781)		1,735	(952)

ALARM.COM®

Intelligent Automation • Interactive Security • Video Monitoring • Energy Management

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our registration rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2011 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options and Warrants to Purchase Common Stock

From January 1, 2011 through the date of this prospectus, we have granted under our 2009 Plan options to purchase an aggregate of 2,518,305 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $1.11 to $4.00 per share. Of these, options to purchase an aggregate of 142,306 shares have been cancelled without being exercised. During the period from January 1, 2011 through the date of this registration statement, an aggregate of 3,218,679 shares of our common stock were issued upon the exercise of stock options under the 2009 Plan, at exercise prices between $0.41 and $4.00 per share, for aggregate proceeds of approximately $2,795,242.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were by an issuer not involving any public offering or under Section 4(a)(2) of the Securities Act or under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

In November 2012, we issued a common stock warrant for 27,000 shares of our common stock with an exercise price of approximately $3.89 per share to an employee in reliance on Section 4(2) of the Securities Act. The recipient of the warrant represented his intention to acquire the warrant for investment only and not with a view to or for sale in connection with any distribution thereof. The recipient had adequate access, through his relationship with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

In May 2013, we issued 238,500 shares of our common stock to an executive officer at a per share price of $2.95 in reliance on Section 4(2) of the Securities Act. The executive officer represented his intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The executive officer had adequate access, through his relationship with us, to information about us.

Issuances of Preferred Stock

In July 2012, we issued an aggregate of 1,809,685 shares of our Series B preferred stock to 5 accredited investors at a per share price of $75.44, for aggregate consideration of approximately $136.5 million. Upon the completion of this offering, these shares will convert into approximately 16,287,165 shares of common stock (assuming a conversion ratio equal to                  common shares for each Series B and B-1 preferred share based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus). Immediately prior to the closing of the Series B preferred stock financing, we exchanged an aggregate of 3,511,725 shares of outstanding Series A Preferred stock and 1,599,516 shares of outstanding common stock for 1,590,045 shares of Series B-1 preferred stock, 1,988,257 shares of Series A preferred stock and 910,008 shares of common stock.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
2.1†	Agreement and Plan of Merger by and among the Registrant, Energyhub Holdings, Inc. and Shareholder Representative Services LLC, as stockholder representative, dated May 3, 2013.
3.1†	Amended and Restated Certificate of Incorporation of Alarm.com Holdings, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3†	Amended and Restated Bylaws of Alarm.com Holdings, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

Exhibit Number	Description of Document
4.1†	Form of common stock certificate of the Registrant.
4.2†	Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated July 11, 2012.
5.1†	Opinion of Cooley LLP.
10.1†	Deed of Lease between Registrant and 8150 Leesburg Pike, L.L.C., dated April 21, 2009, as amended July 21, 2010, April 28, 2011, January 10, 2012, June 5, 2012, December 7, 2012, March 12, 2013 and May 29, 2013.
10.2 +†	Amended and Restated 2009 Stock Incentive Plan, Form of Stock Option Agreement and Form of Early Exercise Notice and Restricted Stock Purchase Agreement thereunder
10.3 +†	Form of 2014 Equity Incentive Plan.
10.4 +†	Form of Incentive Stock Option Agreement under 2014 Equity Incentive Plan.
10.5 +†	Form of Nonqualified Stock Option Agreement under 2014 Equity Incentive Plan.
10.6 +†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.7 +†	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.8†

Senior Secured Credit Facilities Credit Agreement by and among the Registrant, Alarm.com Incorporated, Silicon Valley Bank, Bank of America, N.A. and the several lenders from time to time parties thereto, dated May 8, 2014.

21.1†	Subsidiaries of the Registrant.
23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia, on the              day of             , 2014.

ALARM.COM HOLDINGS, INC.

By:
Stephen Trundle
President, Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen Trundle and Jennifer Moyer, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stephen Trundle	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Jennifer Moyer	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014

Ralph Terkowitz	Chairman of the Board of Directors	, 2014

Donald Clarke	Director	, 2014

Timothy McAdam	Director	, 2014

Hugh Panero	Director	, 2014

Mayo Shattuck	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
2.1†	Agreement and Plan of Merger by and among the Registrant, Energyhub Holdings, Inc. and Shareholder Representative Services LLC, as stockholder representative, dated May 3, 2013.
3.1†	Amended and Restated Certificate of Incorporation of Alarm.com Holdings, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3†	Amended and Restated Bylaws of Alarm.com Holdings, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1†	Form of common stock certificate of the Registrant.
4.2†	Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated July 11, 2012.
5.1†	Opinion of Cooley LLP.
10.1†	Deed of Lease between Registrant and 8150 Leesburg Pike, L.L.C., dated April 21, 2009, as amended July 21, 2010, April 28, 2011, January 10, 2012, June 5, 2012, December 7, 2012, March 12, 2013 and May 29, 2013.
10.2 +†	Amended and Restated 2009 Stock Incentive Plan, Form of Stock Option Agreement and Form of Early Exercise Notice and Restricted Stock Purchase Agreement thereunder
10.3 +†	Form of 2014 Equity Incentive Plan.
10.4 +†	Form of Incentive Stock Option Agreement under 2014 Equity Incentive Plan.
10.5 +†	Form of Nonqualified Stock Option Agreement under 2014 Equity Incentive Plan.
10.6 +†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.7 +†	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.8†

Senior Secured Credit Facilities Credit Agreement by and among the Registrant, Alarm.com Incorporated, Silicon Valley Bank, Bank of America, N.A. and the several lenders from time to time parties thereto, dated May 8, 2014.

21.1†	Subsidiaries of the Registrant.
23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.